Exhibit 99.20

NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD AT 2:00 P.M. (TORONTO TIME)

ON DECEMBER 3, 2024

These materials are important and require your immediate attention. The shareholders of IsoEnergy Ltd. (“IsoEnergy”) are required to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors.

Shareholders of IsoEnergy that have any questions or require more information with regard to voting their shares may contact IsoEnergy’s proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or at 1-416- 304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

No securities regulatory authority or stock exchange in Canada or elsewhere has expressed an opinion about, or passed upon the fairness or merits of, the transactions described in this document, the securities being offered pursuant to such transactions or the adequacy of the information contained in this document and it is an offense to claim otherwise. No securities regulatory authority or stock exchange in Canada or elsewhere has approved or registered this document, and this document is not required to be registered with a securities regulatory authority or stock exchange in any such jurisdiction.

ISOENERGY LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “IsoEnergy Meeting”) of holders (“IsoEnergy Shareholders”) of common shares (“IsoEnergy Shares”) of IsoEnergy Ltd. (“IsoEnergy” or the “Company”) will be held as a virtual meeting at meetnow.global/M9YNP66 on December 3, 2024 at 2:00 p.m. (Toronto time) for the following purposes:

1.	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Share Issuance Resolution”), the full text of which is included as Appendix A attached to the accompanying management information circular of IsoEnergy dated October 31, 2024 (the “Circular”), authorizing the issuance by IsoEnergy of up to 46,282,822 IsoEnergy Shares as consideration in connection with a plan of arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving, among others, IsoEnergy and Anfield Energy Inc. (“Anfield”);

2.	to consider, and if thought advisable, to pass with or without variation, a special resolution (the “Share Consolidation Resolution”), the full text of which is included as Appendix B attached to the accompanying Circular, authorizing and approving the amendment to the Company’s articles to provide that: (i) the authorized capital of the Company be altered by consolidating all of the issued and outstanding IsoEnergy Shares on the basis of one post-consolidation common share for a number of pre-consolidation IsoEnergy Shares to be determined within a range of whole numbers between 2 and 5 outstanding pre-consolidation IsoEnergy Shares, with the exact ratio to be set within this range by the IsoEnergy Board in its sole discretion, at anytime prior to December 2, 2025; and (ii) any fractional common shares arising from the consolidation of the IsoEnergy Shares will be deemed to have been tendered by their registered owner to the Company for cancellation for no consideration; and

3.	to transact such further and other business as may properly be brought before the IsoEnergy Meeting or any adjournment or postponement thereof.

Specific details of the matters proposed to be put before the IsoEnergy Meeting are set forth in the Circular which accompanies this Notice of Special Meeting of IsoEnergy Shareholders. Please read the Circular carefully before you vote on the matters being transacted at the IsoEnergy Meeting. It is a condition to the implementation of the Arrangement that the Share Issuance Resolution be approved at the IsoEnergy Meeting. In order for the Arrangement to proceed, the Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting. Each IsoEnergy Shareholder is entitled to one vote for each IsoEnergy Share held by such holder as of the close of business on the Record Date (as hereinafter defined).

The IsoEnergy Board unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution and FOR the Share Consolidation Resolution.

The board of directors of IsoEnergy (the “IsoEnergy Board”), in its sole discretion, has, by resolution, fixed the close of business on October 21, 2024, as the record date (the “Record Date”), for the determination of IsoEnergy Shareholders entitled to receive notice of, and to vote at, the IsoEnergy Meeting and any adjournment or postponement thereof. Only IsoEnergy Shareholders whose names have been entered in the register of IsoEnergy Shareholders as of the close of business on the Record Date, or their duly appointed proxyholders, will be entitled to vote at the IsoEnergy Meeting and any adjournment or postponement thereof.

IsoEnergy is conducting the IsoEnergy Meeting as a virtual meeting in order to provide IsoEnergy Shareholders with an equal opportunity to attend and participate at the IsoEnergy Meeting, regardless of their geographic location or particular constraints or circumstances. Just as they would be at an in-person meeting, registered IsoEnergy Shareholders and duly appointed proxyholders will be able to virtually attend the IsoEnergy Meeting, submit questions online and vote through the above noted phone numbers.

Non-registered IsoEnergy Shareholders (being IsoEnergy Shareholders who beneficially own IsoEnergy Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depositary of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to virtually attend the IsoEnergy Meeting online as guests, but guests will not be able to vote or ask questions at the IsoEnergy Meeting.

Your vote is important regardless of the number of IsoEnergy Shares you own. All registered IsoEnergy Shareholders are entitled to attend virtually and vote at the IsoEnergy Meeting or by proxy. Registered IsoEnergy Shareholders are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the internet, in each case in accordance with the enclosed instructions. To be used at the IsoEnergy Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 2:00 p.m. (Toronto time) on November 29, 2024 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Ontario) prior to the time set for the adjourned or postponed meeting.

Non-registered IsoEnergy Shareholders who receive the proxy-related materials through their broker or other intermediary should complete and send their form of proxy or voting instruction form in accordance with the instructions provided by their broker or other intermediary. Late proxies may be accepted or rejected by the Chair of the IsoEnergy Meeting in his or her discretion.

If you have any questions or require assistance, please contact Laurel Hill, our proxy solicitation agent, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com, or your professional advisor.

DATED at Toronto, Ontario this 31st day of October, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Philip Williams”

Chief Executive Officer and Director

Registered IsoEnergy Shareholders unable to attend the IsoEnergy Meeting virtually are requested to date, sign and return their form of proxy in the enclosed envelope. If you are a non- registered IsoEnergy Shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your IsoEnergy Shares not being eligible to be voted by proxy at the IsoEnergy Meeting.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS RELATING TO THE ISOENERGY MEETING, THE ARRANGEMENT, AND THE SHARE CONSOLIDATION	1
GLOSSARY OF DEFINED TERMS	17
GENERAL INFORMATION	32
Information Contained in this Circular	32
Information Concerning Anfield	33
Presentation of Financial Information	33
Pro Forma Financial Information	33
Currency Exchange Rate Information	34
Scientific and Technical Information	34
Cautionary Note to IsoEnergy Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources	35
Forward-Looking Information	35
Information for United States Securityholders	40
SUMMARY	42
GENERAL INFORMATION CONCERNING THE ISOENERGY MEETING	52
Time, Date and Place	52
Record Date	52
Solicitation of Proxies	52
How to Vote	53
Voting by Proxyholder	53
Quorum	57
Voting Securities and Principal IsoEnergy Shareholders	57
Vote Counting	58
BUSINESS OF THE ISOENERGY MEETING	59
Share Issuance Resolution	59
Share Consolidation	60
Other Business	64
THE ARRANGEMENT	65
Details of the Arrangement	65
Background to the Arrangement	65
Recommendation of the IsoEnergy Board	67
Reasons for the Recommendation of the IsoEnergy Board	67
Canaccord Fairness Opinion	69

Description of the Plan of Arrangement	70
Anfield Warrants	72
Timing for Completion of the Arrangement	72
REGULATORY MATTERS AND APPROVALS	73
Shareholder Approvals	73
Court Approvals	74
Regulatory Approvals	74
Stock Exchange Listing Approval and Delisting Matters	76
Canadian Securities Law Matters	76
U.S. Securities Law Matters	77
RISK FACTORS	79
TRANSACTION AGREEMENTS	86
The Arrangement Agreement	86
The Support Agreements	98
Bridge Loan	99
INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT	100
Information Concerning IsoEnergy	100
Information Concerning Anfield	100
Information Concerning IsoEnergy Following Completion of the Arrangement	100
OTHER INFORMATION	102
Interests of Informed Persons in Material Transactions	102
Interests of Certain Persons in Matters to be Acted upon	102
DIRECTORS’ APPROVAL	104
APPENDIX A SHARE ISSUANCE RESOLUTION	A-1
APPENDIX B SHARE CONSOLIDATION RESOLUTION	B-1
APPENDIX C INFORMATION CONCERNING ANFIELD	C-1
APPENDIX D INFORMATION CONCERNING ISOENERGY	D-1
APPENDIX E INFORMATION CONCERNING ISOENERGY FOLLOWING COMPLETION OF THE ARRANGEMENT	E-1
APPENDIX F CANACCORD FAIRNESS OPINION	F-1
APPENDIX G UNAUDITED PRO FORMA FINANCIAL INFORMATION	G-1

QUESTIONS AND ANSWERS RELATING TO

THE ISOENERGY MEETING, THE ARRANGEMENT, AND THE SHARE CONSOLIDATION

This Circular is being furnished in connection with the solicitation of proxies by or on behalf of management of IsoEnergy for use at the IsoEnergy Meeting, to be held online at meetnow.global/M9YNP66 on December 3, 2024 at 2:00 p.m. (Toronto time) for the purposes indicated in the Notice of Special Meeting of Shareholders of IsoEnergy. Capitalized terms used but not otherwise defined in this section have the meanings ascribed thereto under “Glossary of Defined Terms” in this Circular.

Your vote is important and you are encouraged to exercise your vote using any of the voting methods described herein. Your completed form of proxy must be received by Computershare by no later than 2:00 p.m. (Toronto time) on November 29, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) before the time of any adjourned or postponed IsoEnergy Meeting. Late proxies may be accepted or rejected by the Chair of the IsoEnergy Meeting in his or her discretion.

The following is intended to answer certain key questions that you as a IsoEnergy Shareholder may have concerning the IsoEnergy Meeting and the Arrangement. The information contained below is of a summary nature and therefore is not complete and is qualified in its entirety by the more detailed information appearing elsewhere in or incorporated by reference in this Circular, including the schedules hereto, all of which are important and should be reviewed carefully. You are urged to carefully read the entirety of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the schedules to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q: What is the Arrangement?

A: On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which, among other things, IsoEnergy agreed to acquire all of the issued and outstanding Anfield Shares pursuant to a court-approved plan of arrangement under the BCBCA.

Subject to receipt of the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Effective Time, IsoEnergy will acquire all of the issued and outstanding Anfield Shares. If the Arrangement is completed, Anfield will become a wholly-owned subsidiary of IsoEnergy.

See “The Arrangement – Details of the Arrangement”.

Q: What will Anfield Shareholders receive under the Arrangement?

A: Under the terms of the Arrangement, each Anfield Shareholder (excluding Dissenting Anfield Shareholders) will receive 0.031 of an IsoEnergy Share for each Anfield Share held at the Effective Time. The Consideration Shares issuable pursuant to the Arrangement represent a premium of approximately 32.1% over the price of the Anfield Shares, based on the 20-day VWAP of the Anfield Shares and the IsoEnergy Shares over all Canadian stock exchanges ending on October 1, 2024, the last trading day prior to the Announcement Date.

See “The Arrangement – Details of the Arrangement”.

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Q: What will IsoEnergy Shareholders receive under the Arrangement?

A: IsoEnergy Shareholders will continue to own their existing IsoEnergy Shares on completion of the Arrangement. Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2% of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024.

Q: If the Arrangement is completed, how many IsoEnergy Shares will be issued to former Anfield Securityholders at the Effective Time in connection with the Arrangement?

A: If the maximum number of Anfield Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Anfield Options and Anfield Warrants), IsoEnergy expects to issue approximately 46,282,822 IsoEnergy Shares to Anfield Securityholders in connection with the Arrangement, based on the number of Anfield Securities outstanding as of October 30, 2024, and including a 2% buffer to account for clerical and administrative matters.

Q: Does the IsoEnergy Board support the Arrangement?

A: Yes. The IsoEnergy Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of IsoEnergy’s senior management, its financial and legal advisors and having received and taken into account the Canaccord Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”, has unanimously determined that the Arrangement is in the best interests of IsoEnergy and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution at the IsoEnergy Meeting.

See “The Arrangement – Background to the Arrangement” and “The Arrangement – Canaccord Fairness Opinion”.

Q: Why is the IsoEnergy Board making this recommendation?

A: In reaching its conclusions and formulating its recommendation, the IsoEnergy Board consulted with representatives of IsoEnergy’s senior management team and its legal and financial advisors. The IsoEnergy Board also reviewed a significant amount of technical, financial and operational information relating to IsoEnergy and Anfield and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the IsoEnergy Board that the Arrangement is in the best interests of IsoEnergy and the unanimous recommendation of the IsoEnergy Board that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

•	Expected Expansion of Near-Term U.S. Uranium Production Capacity – The combined portfolio (the “Combined Portfolio”) of permitted past-producing mines and development projects in the Western U.S. is expected to provide IsoEnergy with substantial increased uranium production potential in the short, medium and long term.

•	Ownership of Shootaring Canyon Mill – Completion of the Arrangement secures ownership of the Shootaring Canyon Mill, one of only three permitted conventional uranium mills in the U.S., and which is located adjacent to IsoEnergy’s Tony M Mine. A production reactivation plan has been submitted to the UDEQ for the Shootaring Canyon Mill. The plan addresses the updating of the mill’s radioactive materials licence from its current standby status to operational status as well as to increase throughput from 750 stpd to 1,000 stpd and expand licensed annual production capacity from 1 million lbs U₃O₈ to 3 million lbs U₃O₈. IsoEnergy has existing toll-milling agreements in place with Energy Fuels for its White Mesa Mill to provide additional processing flexibility for certain of IsoEnergy’s mines.

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•	Complimentary Project Portfolio Provides Immediate Operational Synergies – Benefits from the proximity of the Combined Portfolio in Utah and Colorado are expected to include, reduced transportation costs, increased operational flexibility for mining and processing, reduction in G&A on a per pound basis, and risk diversification through multiple production sources.

•	Aligned with Goal of Building a Multi-Asset Uranium Producer in Tier-One Jurisdictions – Beyond the impressive Combined Portfolio in the U.S., the proforma company will have a robust pipeline of development and exploration-stage projects in tier-one uranium jurisdictions, including the world’s highest grade published indicated uranium mineral resource in Canada’s Athabasca Basin.

•	Well-Timed to Capitalize on Strong Momentum in the Nuclear Industry – Recent industry headlines relating to increasing demand and support for nuclear power are expected to drive uranium demand and, by extension prices, coinciding with expected production and development of the Combined Portfolio.

•	Enhanced Capital Markets Profile with Strong Shareholder Base. The Arrangement is expected to provide IsoEnergy with greater access to capital and trading liquidity, strengthened position for future M&A, expanded research coverage and increased attractiveness among investors and utilities. Additionally, the pro forma company will be backed by corporate and institutional investors of both companies, including, NexGen, Mega Uranium, enCore Energy, Energy Fuels and Uranium ETFs.

•	Business Climate and Review of Strategic Alternatives. The IsoEnergy Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business IsoEnergy has had regular engagement with several industry peers in that regard, including other potential transactions. The IsoEnergy Board consulted with its financial and legal advisors, and reviewed the current and prospective business climate in the uranium industry and other strategic opportunities reasonably available to IsoEnergy, including continuation as an independent enterprise, potential acquisitions and various combinations of IsoEnergy or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. IsoEnergy believes that following completion of the Arrangement, it will be better positioned to continue its strategy of pursuing growth through M&A, while focusing on its core assets in the Athabasca Basin and the U.S.

•	Other Factors. The IsoEnergy Board also carefully considered the Arrangement with reference to current economic, industry, and market trends affecting each of IsoEnergy and Anfield, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of IsoEnergy and Anfield, the historical trading prices of the IsoEnergy Shares and the Anfield Shares and taking into account the results of IsoEnergy’s due diligence review of Anfield and its properties.

See “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”.

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Q: What steps has IsoEnergy and the IsoEnergy Board undertaken to protect the interests of IsoEnergy and IsoEnergy Shareholders in connection with the Arrangement?

A: In making its determinations and recommendations, the IsoEnergy Board observed that a number of procedural safeguards were in place and present to permit the IsoEnergy Board to protect the interests of IsoEnergy, the IsoEnergy Shareholders and other IsoEnergy stakeholders. These procedural safeguards include, among others:

•	Canaccord Fairness Opinion. The IsoEnergy Board received the Canaccord Fairness Opinion from Canaccord Genuity to the effect that, as of October 1, 2024, and based upon and subject to the assumptions, limitations, qualifications and other matters set out therein, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy. See “Appendix F – Canaccord Fairness Opinion”.

•	Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The IsoEnergy Board took an active role in negotiating the materials terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the IsoEnergy Board.

•	Support of Board, Management Team and Significant Shareholders. All of the directors and executive management of IsoEnergy, and certain significant shareholders of IsoEnergy, have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement.

•	Conduct of IsoEnergy’s business. The IsoEnergy Board believes that the restrictions imposed on IsoEnergy’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•	Shareholder Approval. The Share Issuance Resolution must be approved by the affirmative vote of at least a majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

Q: Who else has agreed to support the Arrangement?

A: Anfield has entered into IsoEnergy Support Agreements with each of the Supporting IsoEnergy Shareholders, pursuant to which the Supporting IsoEnergy Shareholders have agreed, among other things and subject to the terms and conditions of the IsoEnergy Support Agreements, to vote their IsoEnergy Shares in favour of the Share Issuance Resolution. As of October 31, 2024, the Supporting IsoEnergy Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 64,597,075 IsoEnergy Shares, representing approximately 36.13% of the outstanding IsoEnergy Shares on a non-diluted basis.

Q: What is required to complete the Arrangement?

A: Completion of the Arrangement is conditional upon, among other things, the satisfaction or waiver of certain conditions, including:

•	the Share Issuance Resolution having been approved by the IsoEnergy Shareholders at the IsoEnergy Meeting in accordance with applicable Law;

•	the Arrangement Resolution having been approved by the Anfield Shareholders at the Anfield Meeting in accordance with the Interim Order and applicable Law;

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•	the Final Order having been obtained in form and substance satisfactory to each of IsoEnergy and Anfield, each acting reasonably, and not having been set aside or modified in a manner unacceptable to either Anfield or IsoEnergy, each acting reasonably, on appeal or otherwise;

•	the necessary conditional approval of each of the TSX and the TSXV having been obtained, including in respect of the listing and posting for trading of the Consideration Shares on the TSX;

•	CFIUS Approval having been obtained without the imposition by CFIUS of any Burdensome Condition;

•	no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding having otherwise been taken under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement; and

•	the Consideration Shares being exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and exemptions under applicable state securities laws.

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q: Are Anfield Shareholders required to approve the Arrangement?

A: In accordance with the Arrangement Agreement, Anfield Shareholders will be asked to vote on the Arrangement Resolution at the Anfield Meeting. In order to be effective, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of: (i) at least two-thirds of the votes cast on the Arrangement Resolution by Anfield Shareholders, present virtually or represented by proxy and entitled to vote at the Anfield Meeting, and (ii) at least a simple majority of the votes cast on the Arrangement Resolution by Anfield Shareholders, present virtually or represented by proxy and entitled to vote at the Anfield Meeting, excluding for the purposes of (ii) the votes for Anfield Shares held or controlled by certain interested persons as described in items (a) through (d) of Section 8.1(2) of MI 61-101.

The Anfield Meeting is expected to be held on December 3, 2024. If the Anfield Shareholder Approval is not obtained at the Anfield Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Anfield Board, without further notice to or approval of the Anfield Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and not to proceed with the Arrangement at any time prior to the Effective Time. Anfield Shareholders will not be asked to vote on any of the matters to be considered and voted upon at the IsoEnergy Meeting.

See “Regulatory Matters and Approvals – Shareholder Approvals – Anfield Shareholder Approval”.

Q: When does IsoEnergy expect the Arrangement to become effective?

A: The Arrangement is expected to close in December 2024. Closing is conditional on receipt of the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions. It is possible that factors outside the control of IsoEnergy and/or Anfield could result in the Arrangement being completed at a later time, or not at all. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by December 31, 2024, which date can be unilaterally extended by a Party for up to an additional 60 days (in five to 15-day increments) if the only unsatisfied condition is the CFIUS Approval, or extended by mutual agreement of the Parties.

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See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

Q. How will I know when all required approvals for completion of the Arrangement have been obtained?

A. IsoEnergy and Anfield will issue press releases once all the necessary approvals have been received and conditions to the completion of the Arrangement have been satisfied or waived, other than conditions that, by their terms, cannot be satisfied until the Effective Time.

Q: What will happen to Anfield if the Arrangement is completed?

A: If the Arrangement is completed, IsoEnergy will acquire all of the Anfield Shares and Anfield will become a wholly-owned subsidiary of IsoEnergy. IsoEnergy intends to have the Anfield Shares delisted from the TSXV as promptly as possible following the Effective Date. In addition, subject to applicable Laws and the delisting of the Anfield Listed Warrants, IsoEnergy will apply to have Anfield cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Anfield’s reporting obligations in Canada following completion of the Arrangement.

Q: Will the Consideration Shares be traded on an exchange?

A: The IsoEnergy Shares are listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the OTCQX under the symbol “ISENF”. It is anticipated that, following completion of the Arrangement, the IsoEnergy Shares will continue to be listed and posted for trading on the TSX under the symbol “ISO” and listed on the OTCQX under the symbol “ISENF”.

It is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX. The TSX has conditionally approved the listing of the IsoEnergy Shares to be issued under the Arrangement, subject to filing certain documents following the closing of the Arrangement.

Q: Where will the corporate offices of IsoEnergy be located following completion of the Arrangement?

A: Following completion of the Arrangement, IsoEnergy’s head and registered office will continue to be located at 217 Queen Street West, Unit 401, Toronto, Ontario, M5V 0R2.

Q: Are there any risks I should consider in connection with the Arrangement?

A: Yes. There are a number of risk factors relating to the Arrangement, the business and operations of each of Anfield and IsoEnergy and the business and operations of IsoEnergy following completion of the Arrangement, all of which should be carefully considered by IsoEnergy Shareholders in evaluating whether to approve the Arrangement Resolution. In addition to the risk factors described under the heading “Risk Factors” in the IsoEnergy AIF, which is specifically incorporated by reference into this Circular, IsoEnergy Shareholders should carefully consider the risk factors relating to IsoEnergy described under the heading “Risk Factors” in this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to IsoEnergy, may also adversely affect IsoEnergy or Anfield prior to the Arrangement, or IsoEnergy following completion of the Arrangement.

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See “Risk Factors”.

Q: What will happen if the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason?

A: If the Share Issuance Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and IsoEnergy will continue to operate independently. In certain circumstances, Anfield will be required to pay to IsoEnergy the Termination Fee in connection with such termination. In addition, in certain circumstances, each of IsoEnergy and Anfield will be required to pay the other Party an expense reimbursement of up to $450,000. Further, in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason, among other circumstances, the Bridge Loan will become immediately repayable. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the IsoEnergy Shares may be materially adversely affected and IsoEnergy’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that IsoEnergy would remain liable for costs relating to the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination” and “Risk Factors”.

Q: Are IsoEnergy Shareholders entitled to Dissent Rights?

A: Under applicable Canadian Law, IsoEnergy Shareholders are not entitled to dissent rights with respect to the Share Issuance Resolution. However, IsoEnergy’s obligation to complete the Arrangement is conditional upon Anfield Shareholders holding no more than 5% of the outstanding Anfield Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Anfield Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Anfield Shares.

Questions relating to the IsoEnergy Meeting and Voting

Q: Why did I receive this Circular?

A: You received this Circular because, as an IsoEnergy Shareholder, you are being asked to consider and, if thought advisable, to approve the Share Issuance Resolution, which will approve the issuance of the IsoEnergy Shares, in connection with a court-approved Plan of Arrangement under the BCBCA, pursuant to which IsoEnergy will acquire all of the issued and outstanding Anfield Shares. You are also being asked to consider and, if thought advisable, to approve the Share Consolidation Resolution, which will authorize the IsoEnergy Board to proceed with the Share Consolidation should the IsoEnergy Board elect to do so. The full text of the Share Issuance Resolution is set out in Appendix A to this Circular, and the full text of the Share Consolidation Resolution is set out in Appendix B to this Circular.

Q: When and where will the IsoEnergy Meeting be held?

A: The IsoEnergy Meeting will be held as a virtual meeting at meetnow.global/M9YNP66 on December 3, 2024 at 2:00 p.m. (Toronto time).

Q: What am I being asked to approve at the IsoEnergy Meeting?

A: At the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider, and if thought advisable, to pass, with or without variation, the Share Issuance Resolution, which includes approval of the issuance of up to 46,282,822 IsoEnergy Shares issuable in connection with the Arrangement. If IsoEnergy Shareholder Approval is not obtained at the IsoEnergy Meeting, the Arrangement will not be completed. Notwithstanding the foregoing, the Share Issuance Resolution authorizes the IsoEnergy Board, without further notice to or approval of the IsoEnergy Shareholders, to revoke the Share Issuance Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

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At the IsoEnergy Meeting, IsoEnergy Shareholders will also be asked to approve the Share Consolidation Resolution. Notwithstanding the foregoing, the Share Consolidation Resolution authorizes the IsoEnergy Board, without further notice to or approval of the IsoEnergy Shareholders, to revoke the Share Consolidation Resolution at any time if they decide not to proceed with the Share Consolidation.

See “Business of the IsoEnergy Meeting”.

Q: Why am I being asked to approve the Share Issuance Resolution?

A: The TSX requires an acquiring company to obtain shareholder approval if the number of shares to be issued as consideration for an acquisition exceeds 25% of its outstanding shares. If the maximum number of Anfield Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Anfield Options and Anfield Warrants), IsoEnergy expects to issue approximately 46,282,822 IsoEnergy Shares to Anfield Securityholders in connection with the Arrangement based on the number of Anfield Securities outstanding as of October 30, 2024, and including a 2% buffer to account for clerical and administrative matters, representing approximately 25.88% of the issued and outstanding IsoEnergy Shares as of October 30, 2024. If IsoEnergy Shareholder approval for the Share Issuance Resolution is not obtained, IsoEnergy will not be able to complete the Arrangement.

Q: What level of IsoEnergy Shareholder approval is required for the Share Issuance Resolution?

A: In order to be effective, the Share Issuance Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast on the Share Issuance Resolution by IsoEnergy Shareholders, present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

The IsoEnergy Board has unanimously determined that the Arrangement is in the best interests of IsoEnergy and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

See “Business of the IsoEnergy Meeting – Share Issuance Resolution” and “Regulatory Matters and Approvals – Shareholder Approvals – IsoEnergy Shareholder Approval”.

Q: What is the Share Consolidation?

A: The IsoEnergy Board believes that it may be in the best interests IsoEnergy and the IsoEnergy Shareholders to consolidate the number of IsoEnergy Shares in order to raise the per-share trading price of the IsoEnergy Shares to facilitate a potential future listing on a U.S. Exchange. Such a listing would be intended to, among other things, position IsoEnergy to attract additional investor interest from the United States, Canada and other jurisdictions.

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At the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Share Consolidation Resolution, to authorize an amendment to IsoEnergy’s articles to provide that: (i) the authorized capital of the Company be altered by consolidating all of the issued and outstanding IsoEnergy Shares on the basis of one Post-Consolidation Share for a number of pre-consolidation IsoEnergy Shares to be determined within a range of whole numbers between 2 and 5 outstanding pre-consolidation IsoEnergy Shares, with the exact ratio to be set within this range by the IsoEnergy Board in its sole discretion, at anytime prior to December 2, 2025; and (ii) any fractional Post-Consolidation Shares arising from the Share Consolidation will be deemed to have been tendered by their registered owner to IsoEnergy for cancellation for no consideration.

If the Share Consolidation Resolution is approved at the IsoEnergy Meeting, the Share Consolidation would only be implemented, if at all, upon a determination by the IsoEnergy Board that it is in the best interests of IsoEnergy and the IsoEnergy Shareholders. IsoEnergy would issue a press release announcing the specific consolidation ratio and the effective date of the Share Consolidation prior to filing Articles of Amendment with the Director under the OBCA to effect the Share Consolidation. The Share Consolidation would also be subject to the approval of the TSX. The IsoEnergy Board’s selection of the specific consolidation ratio will be based primarily on the then current and historical prices of the IsoEnergy Shares and expected stability of that price.

See “Business of the IsoEnergy Meeting – Share Consolidation”.

Q: What level of IsoEnergy Shareholder approval is required for the Share Consolidation Resolution?

A: In order to be effective, the Share Consolidation Resolution must be approved, with or without variation, by the affirmative vote of at least two-thirds of the votes cast on the Share Consolidation Resolution by IsoEnergy Shareholders, present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

The IsoEnergy Board has unanimously recommended that IsoEnergy Shareholders vote FOR the Share Consolidation Resolution.

See “Business of the IsoEnergy Meeting – Share Consolidation Resolution”.

Q: What constitutes quorum for the IsoEnergy Meeting?

A: Under IsoEnergy’s by-laws, the quorum for the IsoEnergy Meeting is two persons present in person, each being a IsoEnergy Shareholder entitled to vote at the IsoEnergy Meeting or a duly appointed proxy or proxyholder for an absent IsoEnergy Shareholder so entitled, holding or representing in the aggregate not less than 5% of the issued and outstanding IsoEnergy Shares carrying voting rights at the IsoEnergy Meeting. IsoEnergy Shareholders who attend, participate in and/or vote at the IsoEnergy Meeting online are deemed to be present at the IsoEnergy Meeting for all purposes, including quorum.

Q: Who is soliciting my proxy?

A: Your proxy is being solicited on behalf of the management of IsoEnergy. Management will solicit proxies primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone by directors, officers or employees of IsoEnergy to whom no additional compensation will be paid.

IsoEnergy has retained Laurel Hill in connection with the solicitation of proxies. All costs of solicitation by management will be borne by IsoEnergy. IsoEnergy will reimburse brokers and other entities for costs incurred by them in mailing meeting materials to Beneficial IsoEnergy Shareholders.

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Q: Who is eligible to vote?

A: IsoEnergy Shareholders at the close of business on the Record Date or their duly appointed proxyholders are eligible to vote at the IsoEnergy Meeting.

Q: How many votes do IsoEnergy Shareholders have?

A: Each IsoEnergy Shareholder is entitled to one vote on each matter properly brought before the IsoEnergy Meeting for each IsoEnergy Share held by such holder at the close of business on the Record Date.

Q: Does any IsoEnergy Shareholder beneficially own 10% or more of the IsoEnergy Shares?

A: Yes, NexGen holds approximately 32.8% of the issued and outstanding IsoEnergy Shares as of the Record Date. Other than NexGen, to the knowledge of the directors and officers of IsoEnergy, as of the Record Date, no IsoEnergy Shareholder beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to the outstanding IsoEnergy Shares.

See “General Information Concerning the IsoEnergy Meeting – Voting Securities and Principal IsoEnergy Shareholders”.

Q: What if I acquire ownership of IsoEnergy Shares after the Record Date?

A: You will not be entitled to vote IsoEnergy Shares acquired after the Record Date at the IsoEnergy Meeting. Only persons owning IsoEnergy Shares as of the Record Date are entitled to vote at the IsoEnergy Meeting.

Q: How do I vote?

A: As a Registered IsoEnergy Shareholder, you may either vote by proxy or vote by live Internet webcast at the IsoEnergy Meeting by following the steps below.

Registered IsoEnergy Shareholders – Voting by Proxy

Voting by proxy is the easiest way for Registered IsoEnergy Shareholders to cast their vote. Registered IsoEnergy Shareholders can vote by proxy in any of the following ways:

By Internet:	Go to www.investorvote.com and follow the instructions on the screen. Registered IsoEnergy Shareholders will need their 15-digit control number, which can be found on their form of proxy.

By Telephone:	Call 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside North America). Registered IsoEnergy Shareholders will need their 15-digit control number, which can be found on their form of proxy. Registered IsoEnergy Shareholders cannot appoint anyone other than the directors and officers named on their form of proxy as their proxyholder if they vote by telephone.

By Fax:	Registered IsoEnergy Shareholders can complete, sign and date their form of proxy and fax a copy of it to Computershare at 1-866-249-7775 (toll free within North America) or 1-416-263-9524 (outside North America).

By Mail:	Registered IsoEnergy Shareholders can complete, sign and date their form of proxy and return it to Computershare, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1 in the envelope provided.

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A proxy will not be valid for use at the IsoEnergy Meeting unless it is duly completed and received by Computershare in accordance with the instructions thereon by 2:00 p.m. (Toronto time) on November 29, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting. Late proxies may be accepted or rejected at the discretion of the Chair of the IsoEnergy Meeting.

IsoEnergy’s named proxyholders are Richard Patricio, Chairman of IsoEnergy, or, failing him, Philip Williams, Chief Executive Officer of IsoEnergy, or, failing him, Graham du Preez, Chief Financial Officer of IsoEnergy. An IsoEnergy Shareholder that wishes to appoint another person or entity (who need not be an IsoEnergy Shareholder) to represent such IsoEnergy Shareholder at the IsoEnergy Meeting, may either insert the person or entity’s name in the blank space provided in the form of proxy or complete another proper form of proxy and submit the form of proxy.

In addition, in order for an IsoEnergy Shareholder’s duly appointed proxyholder to ask questions and vote online in real time at the IsoEnergy Meeting, the IsoEnergy Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its form of proxy.

See “General Information Concerning the IsoEnergy Meeting – Voting by Registered IsoEnergy Shareholders” and “General Information Concerning the IsoEnergy Meeting – Appointment of Proxies”.

Registered IsoEnergy Shareholders – Voting by Live Internet Webcast

Only Registered IsoEnergy Shareholders and duly appointed proxyholders will have the opportunity to participate at the IsoEnergy Meeting via live webcast starting at 2:00 p.m. (Toronto time) on December 3, 2024, and can participate using their smartphone, tablet or computer. Once logged in, Registered IsoEnergy Shareholders and duly appointed proxyholders will be able to listen to a live webcast of the IsoEnergy Meeting, ask questions online and submit votes in real time.

To participate online, Registered IsoEnergy Shareholders must have a valid 15-digit control number and duly appointed proxyholders must be registered with, and have received an invitation code for the IsoEnergy Meeting from, Computershare.

Registered IsoEnergy Shareholders and duly appointed proxyholders can participate in the IsoEnergy Meeting as follows:

•	Go to the following website in their web browser using their smartphone, tablet or computer: www.meetnow.global/M9YNP66. Attendees will need the latest version of Google Chrome, Apple Safari, Microsoft Edge or Mozilla Firefox web browsers in order to access the IsoEnergy Meeting online (Internet Explorer is not supported). Attendees will be able to log into the site up to 60 minutes prior to the start of the IsoEnergy Meeting. It is recommended that attendees login at least 15 minutes before the IsoEnergy Meeting starts. Attendees are cautioned that internal network security protocols including firewalls and VPN connections may block access to the virtual meeting platform for the IsoEnergy Meeting. If an attendee is experiencing any difficulty connecting or watching the IsoEnergy Meeting, they should ensure that their VPN setting is disabled or use a computer on a network not restricted to the security settings of their organization.

•	Once the webpage has loaded into an attendee’s web browser, the attendee is to click on the “Join Meeting Now” icon and then, if they are a Registered IsoEnergy Shareholder, select the “Shareholder” icon and enter their control number. For duly appointed proxyholders, they are to select the “Shareholder” icon and enter their invitation code. Registered IsoEnergy Shareholders will receive a 15-digit control number, located on their form of proxy. Duly appointed proxyholders who have registered with Computershare in advance of the IsoEnergy Meeting in accordance with the instruction described herein and in the related proxy materials will be provided with an invitation code by email from Computershare after the deadline for the deposit of proxies has passed.

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•	If you have trouble logging in, contact Computershare using the telephone number provided at the bottom of the screen.

•	When successfully accessed, you can view the webcast, vote, ask questions and view IsoEnergy Meeting documents. If viewing on a computer, the webcast will appear automatically once the IsoEnergy Meeting has started.

•	Resolutions will be put forward for voting in the “Vote” tab. To vote, simply select your voting direction from the options shown. Be sure to vote on all resolutions using the numbered link, if one appears, within the “Vote” tab. Your vote has been cast when the check mark appears. Voting on all matters during the IsoEnergy Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do not vote again during the IsoEnergy Meeting unless you intend to change your initial vote.

•	Any Registered IsoEnergy Shareholder or duly appointed proxyholder who has been authenticated and is attending the IsoEnergy Meeting online is eligible to partake in the discussion. To ask questions, access the “Q&A” tab, type your questions into the box at the bottom of the screen and then press the “Send” button. Only questions which are procedural in nature or directly related to motions before the IsoEnergy Meeting, will be addressed at the IsoEnergy Meeting.

Registered IsoEnergy Shareholders and duly appointed proxyholders who attend and vote online in real time at the IsoEnergy Meeting must remain connected to the internet at all times during the IsoEnergy Meeting in order to vote when balloting commences. It is the responsibility of each attendee to ensure internet connectivity for the duration of the IsoEnergy Meeting. If an attendee loses connectivity once the IsoEnergy Meeting has commenced, there may be insufficient time to resolve the issue before voting is completed. Therefore, even if a Registered IsoEnergy Shareholder or duly appointed proxyholder currently plans to attend and vote online in real time at the IsoEnergy Meeting, such Registered IsoEnergy Shareholder or duly appointed proxyholder should consider voting their IsoEnergy Shares in advance or by proxy so that their vote will be counted in the event they experience any technical difficulties or are otherwise unable to access the IsoEnergy Meeting online.

Q: If my IsoEnergy Shares are held by an Intermediary, will they vote my IsoEnergy Shares for me?

A: As a Beneficial IsoEnergy Shareholder, you may either vote by submitting voting instructions or vote by live Internet webcast by following the steps below.

Beneficial IsoEnergy Shareholders – Voting by Submitting Voting Instructions

If you are a Beneficial IsoEnergy Shareholder, your Intermediary will send you your proxy-related materials and a voting instruction form that allows you to provide voting instructions to your Intermediary on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your Intermediary is required to ask for your voting instructions before the IsoEnergy Meeting. Without specific instructions, your Intermediary is prohibited from voting your IsoEnergy Shares at the IsoEnergy Meeting. IsoEnergy does not know for whose benefit the IsoEnergy Shares registered in the name of CDS & Co., DTC, or another Intermediary, are held. Please contact your Intermediary if you do not receive a voting instruction form. Alternatively, you may receive from your Intermediary a preauthorized form of proxy indicating the number of IsoEnergy Shares to be voted, which you should complete, sign, date and return as directed on the form. Each Intermediary has its own procedures which should be carefully followed by Beneficial IsoEnergy Shareholders to ensure that their IsoEnergy Shares are voted by their Intermediary on their behalf at the IsoEnergy Meeting.

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The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a Beneficial IsoEnergy Shareholder, you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of IsoEnergy Shares to be represented at the IsoEnergy Meeting or any adjournment or postponement thereof. IsoEnergy may utilize Broadridge’s QuickVote™ service to assist eligible NOBOs with voting their IsoEnergy Shares over the telephone. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of IsoEnergy, to conveniently obtain a vote directly over the telephone.

If you have questions, you may contact IsoEnergy’s proxy solicitation agent, Laurel Hill, at 1-877-452- 7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

Beneficial IsoEnergy Shareholders – Voting by Live Internet Webcast

A Beneficial IsoEnergy Shareholder can only vote its IsoEnergy Shares online in real time at the IsoEnergy Meeting if it has previously appointed itself as the proxyholder for its IsoEnergy Shares by printing its name in the space provided on the voting instruction form and submitting it as directed on the form.

In addition, in order to ask questions and vote online in real time at the IsoEnergy Meeting, Beneficial IsoEnergy Shareholders must also take the additional step of registering themselves as a proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Beneficial IsoEnergy Shareholder must access http://www.computershare.com/IsoEnergy by no later than at 2:00 p.m. (Toronto time) on November 29, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting, and provide Computershare with their contact information so that Computershare may register such Beneficial IsoEnergy Shareholder and provide them with an invitation code for the IsoEnergy Meeting via email. This invitation code will allow a Beneficial IsoEnergy Shareholder to log in to the live webcast and vote online in real time at the IsoEnergy Meeting. The failure of a Beneficial IsoEnergy Shareholder to register themselves as a proxyholder with Computershare will result in such Beneficial IsoEnergy Shareholder not receiving an invitation code, which will prevent such Beneficial IsoEnergy Shareholder from being able to ask questions or vote online in real time at the IsoEnergy Meeting and only being able to attend the IsoEnergy Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the IsoEnergy Meeting.

A Beneficial IsoEnergy Shareholder may also appoint someone else (who need not be an IsoEnergy Shareholder) as its proxyholder to vote its IsoEnergy Shares online at the IsoEnergy Meeting by printing their name in the space provided on the voting instruction form and submitting it as directed on the form. In addition, in order for the Beneficial IsoEnergy Shareholder’s proxyholder to ask questions and vote online in real time at the IsoEnergy Meeting, the Beneficial IsoEnergy Shareholder must also take the additional step of registering its proxyholder with Computershare after it has submitted its voting instruction form. To do so, such Beneficial IsoEnergy Shareholder must access http://www.computershare.com/IsoEnergy by no later than at 2:00 p.m. (Toronto time) on November 29, 2024, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting, and provide Computershare with their proxyholder’s contact information so that Computershare may register such proxyholder and provide the proxyholder with an invitation code for the IsoEnergy Meeting via email. This invitation code will allow the Beneficial IsoEnergy Shareholder’s proxyholder to log in to the live webcast and vote online in real time at the IsoEnergy Meeting. The failure of Beneficial IsoEnergy Shareholder to register their proxyholder with Computershare will result in such Beneficial IsoEnergy Shareholder’s proxyholder not receiving an invitation code, which will prevent such Beneficial IsoEnergy Shareholder’s proxyholder from being able to ask questions or vote online in real time at the IsoEnergy Meeting and only being able to attend the IsoEnergy Meeting online as a guest. Guests will not be permitted to vote or ask questions online in real time at the IsoEnergy Meeting.

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Voting instructions must be received in sufficient time to allow the voting instruction form to be forwarded by the Beneficial IsoEnergy Shareholder’s Intermediary to Computershare before at 2:00 p.m. (Toronto time) on November 29, 2024. If a Beneficial IsoEnergy Shareholder plans to participate in the IsoEnergy Meeting (or to have its proxyholder participate in the IsoEnergy Meeting), such Beneficial IsoEnergy Shareholder or its proxyholder will not be entitled to vote or ask questions online in real time, unless the proper documentation is completed and received by the Beneficial IsoEnergy Shareholder’s Intermediary well in advance of the IsoEnergy Meeting to allow them to forward the necessary information to Computershare before at 2:00 p.m. (Toronto time) on November 29, 2024. Beneficial IsoEnergy Shareholders should contact their respective Intermediaries well in advance of the IsoEnergy Meeting and follow their instructions if they want to participate in the IsoEnergy Meeting. Guests, including Beneficial IsoEnergy Shareholders who have not duly appointed themselves as proxyholders can attend the IsoEnergy Meeting online by logging into the IsoEnergy Meeting at www.meetnow.global/M9YNP66 and selecting the “Guest” icon at the login screen and entering the information requested on the online form. Guests may listen to the IsoEnergy Meeting but will not be able to ask questions or vote at the IsoEnergy Meeting.

See “General Information Concerning the IsoEnergy Meeting – Voting by Proxyholder – Beneficial IsoEnergy Shareholders”.

Q: How do I vote if I am a United States Beneficial IsoEnergy Shareholder?

A: To virtually attend and vote at the IsoEnergy Meeting, United States Beneficial IsoEnergy Shareholders must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the meeting. Follow the instructions from your Intermediary included with these materials or contact your Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from your Intermediary, you must submit a copy of your valid legal proxy to Computershare to register to attend the meeting. Requests for registration should be sent by mail to: Computershare, 100 University Ave., 8th Floor, Toronto, ON M5J 2Y1; or by email to USLegalProxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than the proxy deadline at 2:00 p.m. (Toronto time) on November 29, 2024. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the IsoEnergy Meeting and vote your shares at https://meetnow.global/M9YNP66 during the meeting. Please note that you are required to register your appointment at www.computershare.com/isoenergy.

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Q: How do I vote if I am both a Registered IsoEnergy Shareholder and a Beneficial IsoEnergy Shareholder?

A: Should you hold some IsoEnergy Shares as a Registered IsoEnergy Shareholder and a Beneficial IsoEnergy Shareholder, you will have to use both voting methods described above.

Q: Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed VIF or form of proxy. You are encouraged to vote well in advance of the proxy cut-off time at 2:00 p.m. (Toronto time) on November 29, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting, to ensure your IsoEnergy Shares are voted at the IsoEnergy Meeting. Late proxies may be accepted or rejected by the Chair of the IsoEnergy Meeting in his or her discretion. The Chair is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chair of the IsoEnergy Meeting at his or her discretion, without notice.

Q: What happens if I send in my proxy without specifying how to vote?

A: The persons named in the enclosed form of proxy are each a director or an officer of IsoEnergy. You may indicate on your form of proxy how you wish your proxyholder to vote your IsoEnergy Shares. If you do this, your proxyholder must vote your IsoEnergy Shares in accordance with the instructions you have given. If you have appointed the persons designated in the form of proxy as your proxyholder, they will, unless you give contrary instructions, vote FOR the Share Issuance Resolution and FOR the Share Consolidation Resolution.

An IsoEnergy Shareholder who wishes to appoint some other person to represent such IsoEnergy Shareholder at the IsoEnergy Meeting may do so by crossing out the name on the form of proxy and inserting the name of the person proposed in the blank space provided in the enclosed form of proxy. You may indicate on your form of proxy how you wish your proxyholder to vote your IsoEnergy Shares. If you do this, your proxyholder must vote your IsoEnergy Shares in accordance with the instructions you have given.

Q: Can I revoke my vote after I have voted by proxy?

A: Yes. An IsoEnergy Shareholder executing the enclosed form of proxy has the power to revoke it by providing a new proxy dated as at a later date, provided that the new proxy is received by Computershare by 2:00 p.m. (Toronto time) on November 29, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting.

As a Registered IsoEnergy Shareholder, you can also revoke your proxy by sending a written note (the “Revocation Notice”) signed by you or your attorney if he or she has your written authorization. If you represent a Registered IsoEnergy Shareholder that is a corporation, your Revocation Notice must have the seal of that corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. The written authorization must accompany the Revocation Notice.

IsoEnergy must receive the Revocation Notice any time up to and including the last Business Day before the day of the IsoEnergy Meeting or the day the IsoEnergy Meeting is reconvened if it is postponed or adjourned. Please send the Revocation Notice to IsoEnergy’s registered office at: 217 Queen Street West, Unit 401, Toronto, Ontario, M5V 0R2.

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If you are a Registered IsoEnergy Shareholder and use the 15-digit control number on your form of proxy to login to the IsoEnergy Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the IsoEnergy Meeting. If you do not wish to revoke all previously submitted proxies, do not enter your control number and instead join the meeting as a guest.

If you hold your IsoEnergy Shares through an Intermediary, the methods to revoke your voting instructions are different and you should carefully follow the instructions provided to you by your Intermediary.

See “General Information Concerning the IsoEnergy Meeting – Revoking your Proxy”.

Q: Who is responsible for counting and tabulating the votes by proxy?

A: Votes by proxy are counted and tabulated by IsoEnergy’s transfer agent, Computershare.

Q: Who can I contact if I have additional questions?

A: If you have any questions about this Circular or the matters described in this Circular, please contact your professional advisor. If you would like additional copies, without charge, of this Circular or you have any questions or require assistance with voting your proxy, please contact IsoEnergy’s proxy solicitation agent, Laurel Hill, at 1-877-452-7184 toll free in North America, or at 1-416-304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

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GLOSSARY OF DEFINED TERMS

The following terms used in the Circular have the meanings set forth below.

“2020 Debentures” means the convertible debentures issued by IsoEnergy in August 2020 with an 8.5% coupon and a five-year term, which are convertible into IsoEnergy Shares at a conversion price of $0.88 per IsoEnergy Share.

“2022 Debentures” means the convertible debentures issued by IsoEnergy in December 2022 with a 10% coupon and a five-year term, which are convertible into IsoEnergy Shares at a conversion price of $4.33 per IsoEnergy Share.

“2024 AGM” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“Acceptable Confidentiality Agreement” means a confidentiality agreement between the Anfield and a third party (other than IsoEnergy) that: (a) is entered into in accordance with the Arrangement Agreement; (b) contains confidentiality and standstill restrictions that are no less restrictive than those set out in the Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such third party to submit an Acquisition Proposal on a confidential basis to the Anfield Board; (c) does not permit the sharing of confidential information with potential co-bidders unless such co-bidders are subject to similar confidentiality obligations; and (d) does not preclude or limit the ability of Anfield to disclose information relating to such agreement to IsoEnergy.

“Acquisition Agreement” means any letter of intent, memorandum of understanding or other Contract, agreement in principle, acquisition agreement, merger agreement or similar agreement or understanding with respect to any Acquisition Proposal.

“Acquisition Proposal” means, whether or not in writing, any: (a) proposal with respect to: (i) any direct or indirect acquisition, purchase, sale or disposition by take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in any person or group of persons acting jointly or in concert (or in the case of a parent to parent transaction, their shareholders) (other than IsoEnergy and its affiliates) beneficially owning Anfield Shares (or securities convertible into or exchangeable or exercisable for Anfield Shares) representing 20% or more of Anfield Shares then outstanding; (ii) any plan of arrangement, amalgamation, merger, share exchange, consolidation, recapitalization, reorganization, liquidation, dissolution, business combination or other similar transaction in respect of Anfield or its subsidiaries; or (iii) any direct or indirect acquisition by any person or group of persons (other than IsoEnergy and its affiliates) of any assets of Anfield and/or any interest in its subsidiaries (including shares or other equity interest of its subsidiaries) that are or that hold any of the Anfield Material Properties or individually or in the aggregate contribute 20% or more of the consolidated revenue of Anfield and its subsidiaries or constitute or hold 20% or more of the fair market value of the assets of Anfield and its subsidiaries (taken as a whole) in each case based on the consolidated financial statements of Anfield most recently filed prior to such time as part of the Anfield public disclosure record, or any sale, disposition, lease, licence, royalty, alliance or joint venture, long-term supply agreement or other arrangement having a similar economic effect, whether in a single transaction or a series of related transactions; (b) transactions or series of transactions that would have the same effect as those referred to in (a); (c) inquiry, expression or other indication of interest or offer to do or with respect to any of the foregoing; or (d) any public announcement of or of an intention to do any of the foregoing, in each case excluding the Arrangement and the other transactions contemplated by the Arrangement Agreement.

“affiliate” and “associate” have the meanings respectively ascribed thereto under the Securities Act.

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“Anfield” means Anfield Energy Inc., a corporation existing under the laws of the Province of British Columbia.

“Anfield AIF” means Anfield’s annual information form for the year ended December 31, 2023 dated October 30, 2024.

“Anfield Annual Financial Statements” means the audited consolidated financial statements of Anfield as at, and for the years ended, December 31, 2023 and December 31, 2022 including the notes thereto and the auditor’s report thereon.

“Anfield Annual MD&A” means the management’s discussion and analysis of operations and financial condition of Anfield for the fiscal years ended December 31, 2023 and the subsequent period ended May 15, 2024.

“Anfield Board” means the board of directors of Anfield.

“Anfield Board Recommendation” means the unanimous determination of the Anfield Board, after consultation with its legal and financial advisors, that the Share Consideration to be received by the Anfield Shareholders is fair, and that the Arrangement is in the best interests of Anfield, and the unanimous recommendation of the Anfield Board to Anfield Shareholders that they vote in favour of the Arrangement Resolution.

“Anfield Change of Recommendation” means: (A) the Anfield Board or any committee thereof failing to publicly make a recommendation that the Anfield Shareholders vote in favour of the Arrangement Resolution as contemplated in the Arrangement Agreement or Anfield or the Anfield Board, or any committee thereof, withdrawing, modifying, qualifying or changing in a manner adverse to IsoEnergy, the Anfield Board Recommendation (it being understood that publicly taking no position or a neutral position by the Anfield and/or the Anfield Board with respect to an Acquisition Proposal for a period exceeding three Business Days after an Acquisition Proposal has been publicly announced, or beyond the date which is one day prior to the Anfield Meeting, if sooner) shall be deemed to constitute such a withdrawal, modification, qualification or change; (B) IsoEnergy requesting that the Anfield Board reaffirm its recommendation that the Anfield Shareholders vote in favour of the Arrangement Resolution and the Anfield Board not having done so by the earlier of (x) the third Business Day following receipt of such request and (y) the Anfield Meeting; or (C) the Anfield and/or the Anfield Board, or any committee thereof, accepting, approving, endorsing or recommending any Acquisition Proposal or proposing publicly to accept, approve, endorse or recommend any Acquisition Proposal.

“Anfield Circular” means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the Anfield Shareholders in connection with the Anfield Meeting, including any amendments or supplements thereto.

“Anfield Equity Incentive Plan” has the meaning given to it under the heading “Appendix C – Information Concerning Anfield”.

“Anfield Financial Statements” means, collectively, the Anfield Annual Financial Statements and the Anfield Interim Financial Statements.

“Anfield Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Anfield as at, and for the three and six months ended June 30, 2024, including the notes thereto.

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“Anfield Interim MD&A” means the management’s discussion and analysis of financial condition and results of operations of Anfield for the six months ended June 30, 2024 and the subsequent period ended August 29, 2024.

“Anfield Listed Warrants” means the 125,000,000 Anfield Share purchase warrants issued on June 3, 2022, with an exercise price of C$0.18 per share listed and posted for trading on the TSXV under the symbol “AEC.WT”.

“Anfield Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, (i) has, or would reasonably be expected to have, a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition, or prospects of Anfield and its subsidiaries, taken as a whole, or on any of the Anfield Material Properties, or (ii) any event that would create a prohibition, material impediment, or material delay in Anfield’s or IsoEnergy’s and their respective affiliates’ ability to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement prior to the Outside Date; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, an Anfield Material Adverse Effect: (a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally; (b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority; (c) changes or developments affecting the global mining industry in general; (d) any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreak of illness; (e) any changes in the price of uranium; (f) any generally applicable changes in IFRS; (g) the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated hereby; (h) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of IsoEnergy; (i) any action taken by Anfield or its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or (j) a change in the market price or trading volume of the Anfield Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development referred to in clauses (a) through (f) above shall not be excluded in determining whether an Anfield Material Adverse Effect has occurred to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) Anfield and its subsidiaries, taken as a whole, or disproportionately adversely affect Anfield and its subsidiaries taken as a whole in comparison to other persons who operate in the uranium mining industry; and provided further, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an Anfield Material Adverse Effect has occurred, unless expressly provided therein.

“Anfield Material Properties” means the West Slope Project, the Velvet-Wood Project, the Slick Rock Project, and the Shootaring Canyon Mill, each as described in the applicable Anfield Technical Report.

“Anfield Meeting” means the special meeting of the Anfield Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought advisable, approving the Arrangement Resolution.

“Anfield Option” means options to acquire Anfield Shares granted pursuant to or otherwise subject to the Anfield Equity Incentive Plan.

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“Anfield Option In-The-Money Amount” in respect of an Anfield Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Anfield Shares that a holder is entitled to acquire on exercise of the Anfield Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Anfield Shares.

“Anfield Optionholder” means a holder of Anfield Options.

“Anfield Projections” has the meaning given to it under the heading “Risk Factors”.

“Anfield Properties” means all of the properties of Anfield, including the Anfield Material Properties.

“Anfield Securities” means, collectively, Anfield Shares, Anfield Options and Anfield Warrants.

“Anfield Securityholders” means, collectively, Anfield Shareholders, Anfield Optionholders and Anfield Warrantholders.

“Anfield Senior Management” means Anfield’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer.

“Anfield Shareholder Approval” means the approval of the Arrangement Resolution by (i) at least two- thirds of the votes cast on the Arrangement Resolution by Anfield Shareholders, present or represented by proxy and entitled to vote at the Anfield Meeting, and (ii) at least a simple majority of the votes cast on the Arrangement Resolution by Anfield Shareholders, present or represented by proxy and entitled to vote at the Anfield Meeting, excluding for the purposes of (ii) the votes for Anfield Shares held or controlled by certain interested persons as described in items (a) through (d) of Section 8.1(2) of MI 61-101.

“Anfield Shareholders” means holders of Anfield Shares.

“Anfield Shares” means the common shares in the authorized share capital of Anfield.

“Anfield Special Committee” means the special committee of independent directors established by the Anfield Board in connection with the transactions contemplated by the Arrangement Agreement.

“Anfield Support Agreements” means the voting and support agreements dated as of October 1, 2024 between IsoEnergy and the Supporting Anfield Shareholders and other voting and support agreements that may be entered into by IsoEnergy and other Anfield Shareholders, which agreements provide that such Anfield Shareholders shall, among other things, vote all Anfield Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Arrangement Resolution and not dispose of their Anfield Shares.

“Anfield Technical Reports” means collectively: (i) the technical report entitled “The Shootaring Canyon Mill and Velvet-Wood and Slick Rock Uranium Projects, Preliminary Economic Assessment, National Instrument 43-101” dated May 6, 2023; (ii) the technical report entitled “US DOE Uranium/Vanadium Leases JD-6, JD-7, JD-8, and JD-9, Montrose County, Colorado, USA, Mineral Resource Technical Report, National Instrument 43-101” dated April 10, 2022; (iii) the technical report entitled “Marquez-Juan Tafoya Uranium Project, 43-101 Technical Report, Preliminary Economic Assessment” dated June 9, 2021; and (iv) the technical report entitled “Frank M Uranium Project, 43-101 Mineral Resource Report, Garfield County, Utah, USA” dated June 10, 2008.

“Anfield Warrants” means, collectively, (i) the 47,726,100 Anfield Share purchase warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (ii) the 1,966,170 Anfield Share broker warrants issued on December 20, 2023 with an exercise price of C$0.10 per share, (iii) the 40,910,000 Anfield Share purchase warrants issued on July 10, 2023 with an exercise price of C$0.085 per share, (iv) the 4,636,800 Anfield Share broker warrants issued on July 10, 2023 with an exercise price of C$0.055 per share, (v) the Anfield Listed Warrants; (vi) 42,105,263 Anfield Share broker warrants issued on October 6, 2023 with an exercise price of C$0.095 per share; (vii) 4,000,000 Anfield Share broker warrants issued on June 26, 2024 with an exercise price of C$0.095 per share; and (viii) 96,272,918 Anfield Share purchase warrants issued on June 6, 2022 with an exercise price of $0.18 per share.

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“Anfield Warrantholder” means a holder of Anfield Warrants.

“Announcement Date” means October 2, 2024, being the date that IsoEnergy and Anfield jointly announced the entering into of the Arrangement Agreement.

“Arrangement” means the arrangement of Anfield under Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of IsoEnergy and Anfield, each acting reasonably.

“Arrangement Agreement” means the Arrangement Agreement, dated as of October 1, 2024, between IsoEnergy and Anfield (including the Schedules attached thereto), as the same may be amended, supplemented, restated or otherwise modified from time to time in accordance with the terms thereof.

“Arrangement Resolution” means the special resolution to be considered and, if thought advisable, passed by the Anfield Shareholders at the Anfield Meeting to approve the Arrangement, to be substantially in the form and content of Schedule B to the Arrangement Agreement.

“Base Shelf Prospectus” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time.

“Beneficial IsoEnergy Shareholder” means non-registered holders of IsoEnergy Shares.

“Bridge Loan” means the secured loan in the amount of $6.020 million evidenced by the promissory note delivered by Anfield, as borrower, to IsoEnergy, as lender, dated as of October 1, 2024, as such promissory note may be amended, restated, amended and restated, supplemented, replaced, or otherwise modified from time to time.

“Broadridge” means Broadridge Financial Solutions, Inc.

“Burdensome Condition” means any condition or mitigation that would require any of IsoEnergy, Anfield, or any of their affiliates to (i) sell, hold separate, divest, or discontinue, before or after the closing, any material assets, businesses, or interests of the IsoEnergy, Anfield, or any of their affiliates; (ii) accept any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, or interests that could reasonably be expected to materially adversely impact the economic or business benefits to IsoEnergy of the Arrangement contemplated under the Arrangement Agreement or be otherwise materially adverse to the IsoEnergy, Anfield, or affiliates; or (iii) make any material modification or waiver of the terms and conditions of the Arrangement Agreement (any of the foregoing actions identified in (i), (ii), or (iii).

“Business Day” means a day other than a Saturday, a Sunday or any other day on which commercial banking institutions in Toronto, Ontario or in Vancouver, British Columbia are authorized or required by applicable Law to be closed.

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“Canaccord Genuity” means Canaccord Genuity Corp.

“Canaccord Fairness Opinion” means the opinion of Canaccord Genuity, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy.

“Canadian Securities Authorities” means the securities commissions or other securities regulatory authority of each province and territory of Canada.

“Canadian Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“Cassels” means Cassels Brock & Blackwell, LLP, legal counsel to IsoEnergy.

“CDS” means CDS Clearing and Depository Services Inc., which acts as nominee for certain Canadian brokerage firms.

“CFIUS” means the Committee on Foreign Investment in the United States or any U.S. Governmental Authority acting in its capacity as a member of CFIUS or directly involved in CFIUS’ assessment, review, or investigation of the transactions contemplated by the Arrangement Agreement.

“CFIUS Approval” means (a) CFIUS has issued written notice to the Parties that: (i) the Arrangement is not a “covered transaction” within the meaning of the DPA; (ii) CFIUS has concluded all action under the DPA and determined there are no unresolved national security concerns with respect to the Arrangement; or (iii) pursuant to 31 C.F.R. § 800.407(a)(2), CFIUS is not able to conclude action with respect to the Arrangement on the basis of the submitted CFIUS declaration and that the Parties may file a CFIUS notice to CFIUS; or (b) if CFIUS has sent a report to the President of the United States requesting the President’s decision, the President has announced a decision during the time period specified in the DPA not to take any action to suspend or prohibit the Arrangement.

“CFIUS Regulations” means the Regulations Pertaining to Certain Investments in the United States by Foreign Persons found in 31 C.F.R. Part 800.

“CIM” has the meaning given to it under the heading “Cautionary Note to IsoEnergy Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“CIM Definition Standards” has the meaning given to it under the heading “Cautionary Note to IsoEnergy Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

“Circular” means the Notice of Meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto) to be sent to the IsoEnergy Shareholders in connection with the IsoEnergy Meeting, including any amendments or supplements thereto.

“Computershare” means Computershare Investor Services Inc.

“Consideration Shares” means the IsoEnergy Shares to be issued pursuant to the Arrangement.

“Consolidated Uranium” means Consolidated Uranium Inc.

“Court” means the Supreme Court of British Columbia, or other court as applicable.

“CUR Arrangement” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

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“CUR Replacement Options” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“Debentures” means, collectively, the 2022 Debentures and the 2020 Debentures.

“Depositary” means Computershare Investor Services Inc., or any other trust company, bank or other financial institution agreed to in writing by each of the Parties for the purpose of, among other things, exchanging Anfield Shares for the Consideration Shares in connection with the Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissenting Anfield Shareholder” means a registered Anfield Shareholder who has duly and validly exercised the Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Anfield Shares in respect of which Dissent Rights are validly exercised by such registered Anfield Shareholder.

“DPA” means Section 721 of Title VII of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800 et seq.

“DRS Statement” means a direct registration statement issued by a transfer agent evidencing the securities held by a securityholder in book-based form in lieu of a physical share certificate.

“Effective Date” means the date designated by IsoEnergy and Anfield by notice in writing as the effective date of the Arrangement, after the satisfaction or waiver (subject to applicable Laws) of all of the conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date) and delivery of all documents agreed to be delivered thereunder to the satisfaction of the parties thereto, acting reasonably, and in the absence of such agreement, three Business Days following the satisfaction or waiver (subject to applicable Laws) of all conditions to completion of the Arrangement as set forth in the Arrangement Agreement (excluding conditions that by their terms cannot be satisfied until the Effective Date).

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Anfield and IsoEnergy may agree upon in writing.

“enCore Energy” means enCore Energy Corp.

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health, and any other environmental medium or natural resource).

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, orders, grants, instructions, registrations, directions, approvals, rulings, decisions, decrees, conditions, notifications, orders, demands or other authorizations, whether or not having the force of law, issued or required by any Governmental Authority pursuant to any Environmental Law.

“Environmental Law” means Laws, Environmental Approvals, and agreements with Governmental Authorities aimed at or relating to, or imposing liability or standards of conduct for or relating to, development, operation, reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

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“Exchange Ratio” means the number of IsoEnergy Shares to be issued for each Anfield Share pursuant to the Arrangement, being 0.031 of an IsoEnergy Share for each Anfield Share.

“Final Order” means the order of the Court approving the Arrangement under Section 291(4) of the BCBCA, in form and substance acceptable to both Anfield and IsoEnergy, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be affirmed, amended, modified, supplemented or varied by the Court (with the consent of both Anfield and IsoEnergy, each acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, modification, supplement or variation is acceptable to both Anfield and IsoEnergy, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied.

“Former Anfield Shareholders” means the Anfield Shareholders immediately prior to the Effective Time.

“Former IsoEnergy Shareholders” means the IsoEnergy Shareholders immediately prior to the Effective Time.

“Governmental Authority” means (a) any international, multinational, federal, provincial, territorial, state, regional, municipal, local or other government or governmental body and any division, agent, official, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing, (b) any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing, and (c) any stock exchange, including the TSXV and the TSX.

“IFRS” means International Financial Reporting Standards as incorporated in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

“Interim Order means the interim order of the Court to be issued following the application therefor submitted to the Court pursuant to Section 291(2) of the BCBCA as contemplated by Section 2.2(b) in the Arrangement Agreement, in form and substance acceptable to both Anfield and IsoEnergy, each acting reasonably, providing for, among other things, the calling and holding of the Anfield Meeting, as such order may be affirmed, amended, modified, supplemented or varied by the Court with the consent of both Anfield and IsoEnergy, each acting reasonably.

“Intermediary” includes a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary.

“IsoEnergy” means IsoEnergy Ltd., a corporation existing under the laws of the Province of Ontario.

“IsoEnergy AIF” means IsoEnergy’s annual information form for the year ended December 31, 2023, dated June 27, 2024.

“IsoEnergy Annual Financial Statements” means the audited consolidated financial statements of IsoEnergy as at, and for the years ended, December 31, 2023 and December 31, 2022 including the notes thereto and the auditor’s report thereon.

“IsoEnergy Annual MD&A” means the management’s discussion and analysis of financial condition and results of operations of IsoEnergy for the years ended December 31, 2023 and 2022.

“IsoEnergy Board” means the board of directors of IsoEnergy.

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“IsoEnergy Board Recommendation” means the unanimous determination of the IsoEnergy Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of IsoEnergy, and the unanimous recommendation of the IsoEnergy Board to IsoEnergy Shareholders that they vote in favour of the Share Issuance Resolution.

“IsoEnergy Change of Recommendation” means the IsoEnergy Board submitting the Share Issuance Resolution to Purchaser Shareholders without recommendation or withdrawing its support for the Arrangement.

“IsoEnergy Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of IsoEnergy as at, and for the three and six months ended June 30, 2024, including the notes thereto.

“IsoEnergy Interim MD&A” means the management’s discussion and analysis of financial condition and results of operations of IsoEnergy for the three and six months ended June 30, 2024 and 2023.

“IsoEnergy Legacy Option Plan” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“IsoEnergy LTIP” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“IsoEnergy Material Adverse Effect” means any result, fact, change, effect, event, circumstance, occurrence or development that, individually or taken together with all other results, facts, changes, effects, events, circumstances, occurrences or developments, (i) has, or would reasonably be expected to have, a material and adverse effect on the business, results of operations, capitalization, assets, liabilities (including any contingent liabilities), obligations (whether absolute, accrued, conditional or otherwise), financial condition, or prospects of IsoEnergy and its subsidiaries, taken as a whole, or on any of the IsoEnergy Material Properties, or (ii) any event that would create a prohibition, material impediment, or material delay in Anfield’s or IsoEnergy’s and their respective affiliates’ ability to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement prior to the Outside Date; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development that arises out of, relates directly or indirectly to, results directly or indirectly from or is attributable to any of the following after the date hereof shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, an IsoEnergy Material Adverse Effect: (a) changes, developments or conditions in or relating to general political, economic or financial or capital market conditions in Canada, the United States or globally; (b) any change or proposed change in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority; (c) changes or developments affecting the global mining industry in general; (d) any outbreak or escalation of hostilities or war or acts of terrorism or any natural disaster or general outbreaks of illness; (e) any changes in the price of uranium; (f) any generally applicable changes in IFRS; (g) the announcement or pendency of the Arrangement Agreement, including any lawsuit in respect of the Arrangement Agreement or the transactions contemplated hereby; (h) any actions taken (or omitted to be taken) at the written request, or with the prior written consent, of Anfield; (i) any action taken by IsoEnergy or its subsidiaries that is required pursuant to the Arrangement Agreement (excluding any obligation to act in the ordinary course of business); or (j) a change in the market price or trading volume of the IsoEnergy Shares as a result of the announcement of the execution of the Arrangement Agreement or of the transactions contemplated hereby; provided, however, that any result, fact, change, effect, event, circumstance, occurrence or development referred to in clauses (a) through (f) above shall not be excluded in determining whether an IsoEnergy Material Adverse Effect has occurred to the extent that any result, fact, change, effect, event, circumstance, occurrence or development referred to therein relate primarily to (or have the effect of relating primarily to) IsoEnergy and its subsidiaries, taken as a whole, or disproportionately adversely affect IsoEnergy and its subsidiaries taken as a whole in comparison to other persons who operate in the uranium mining industry; and provided further, that references in certain sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether an IsoEnergy Material Adverse Effect has occurred, unless expressly provided therein.

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“IsoEnergy Material Properties” means the Larocque East Property and the Tony M Mine, each as described in the applicable IsoEnergy Technical Report.

“IsoEnergy Meeting” means the special meeting of the IsoEnergy Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with applicable Law for the purpose of considering and, if thought advisable, approving the Share Issuance Resolution.

“IsoEnergy Meeting Materials” means the Notice of Meeting and this Circular.

“IsoEnergy Options” means options to acquire IsoEnergy Shares.

“IsoEnergy Projections” has the meaning given to it under the heading “Risk Factors”.

“IsoEnergy Shareholder Approval” means the requisite approval of the Share Issuance Resolution by not less than a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

“IsoEnergy Shareholders” means the holders of IsoEnergy Shares.

“IsoEnergy Shares” means a common share in the authorized share capital of IsoEnergy, prior to giving effect to the Share Consolidation.

“IsoEnergy Support Agreements” means the voting and support agreements dated as of October 1, 2024 between Anfield and the Supporting IsoEnergy Shareholders and other voting and support agreements that may be entered into by Anfield and other IsoEnergy Shareholders, which agreements provide that such IsoEnergy Shareholders shall, among other things, vote all IsoEnergy Shares of which they are the registered or beneficial holder or over which they have control or direction, in favour of the Share Issuance Resolution and not dispose of their IsoEnergy Shares.

“IsoEnergy Technical Reports” means, collectively, (i) the Larocque East Technical Report; and (ii) the Tony M Technical Report.

“Jaguar” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“Larocque East Property” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“Larocque East Technical Report” means the NI 43-101 technical report in respect of the Larocque East Property is entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada”, as amended, dated August 4, 2022, authored by Mr. Mark B. Mathisen, C.P.G., of SLR.

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“Law” or “Laws” ” means all laws, statutes, codes, ordinances (including zoning), decrees, rules, guidelines, codes, regulations, by-laws, notices, judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, settlements, writs, assessments, arbitration awards, rulings, determinations or awards, decrees or other requirements of any Governmental Authority having the force of law and any legal requirements arising under the common law or principles of law or equity and the term “applicable” with respect to such Laws and, in the context that refers to any person, means such Laws as are applicable at the relevant time or times to such person or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over such person or its business, undertaking, property or securities.

“Liens” means any pledge, claim, lien, charge, option, hypothec, mortgage, deed of trust, security interest, restriction, adverse right, prior assignment, lease, sublease, royalty, levy, right to possession or any other encumbrance, easement, licence, right of first refusal, covenant, voting trust or agreement, transfer restriction under any shareholder or similar agreement, right or restriction of any kind or nature whatsoever, whether contingent or absolute, direct or indirect, or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing.

“material fact” has the meaning attributed to such term under the Securities Act.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions.

“misrepresentation” has the meaning attributed to such term under the Securities Act.

“NexGen” means NexGen Energy Ltd.

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NI 54-101” means National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer.

“NOBOs” means those Beneficial IsoEnergy Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to IsoEnergy, and a “NOBO” means any one of such Beneficial IsoEnergy Shareholders.

“Notice of Meeting” means the Notice of Special Meeting of IsoEnergy Shareholders accompanying this Circular.

“OBOs” means those Beneficial IsoEnergy Shareholders who have objected to their Intermediary disclosing ownership information about themselves to IsoEnergy, and an “OBO” means any one of such Beneficial IsoEnergy Shareholders.

“Old IsoEnergy” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“ordinary course of business”, or any similar reference, means, with respect to an action taken or to be taken by any person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person and, in any case, is not unreasonable or unusual in the circumstances when considered in the context of the provisions of the Arrangement Agreement.

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“OTCQB” means OTCQB® Venture Market tier of the OTC Markets.

“OTCQX” means OTCQB® Market tier of the OTC Markets.

“Parties” means IsoEnergy and Anfield, and “Party” means either one of them.

“Permit” means any lease, licence, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of or from any Governmental Authority.

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate or organization, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, a government or Governmental Authority or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A to the Arrangement Agreement, as amended, modified or supplemented from time to time in accordance with the Arrangement Agreement and Article 6 of the Plan of Arrangement or at the direction of the Court in the Final Order, with the consent of Anfield and IsoEnergy, each acting reasonably.

“Post-Consolidation Share” means the IsoEnergy Shares after giving effect to the Share Consolidation.

“Proceedings” means any court, administrative, regulatory or similar proceeding (whether civil, quasi- criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Authority, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding, including by any third party whatsoever.

“Projections” has the meaning given to it under the heading “Risk Factors”.

“Qualified Person” means a “qualified person” within the meaning given to such term in NI 43-101.

“Record Date” means October 21, 2024.

“Registered IsoEnergy Shareholder” means a registered holder of IsoEnergy Shares.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Regulatory Approvals” means sanctions, rulings, consents, orders, exemptions, permits, waivers, early termination authorizations, clearances, written confirmations of no intention to initiate legal proceedings and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Authorities required in relation to the consummation of the transactions contemplated hereby, including CFIUS Approval.

“Replacement Option” has the meaning given to such term under the heading “The Arrangement – Description of the Plan of Arrangement”.

“Replacement Option In-The-Money Amount” in respect of a Replacement Option means the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the IsoEnergy Shares that a holder is entitled to acquire on exercise of the Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such IsoEnergy Shares.

“Rule 144” means Rule 144 under the U.S. Securities Act.

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“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws.

“SEDAR+” means the System for Electronic Document Analysis Retrieval + accessible at www.sedarplus.ca.

“Share Consideration” means 0.031 of an IsoEnergy Share for each Anfield Share.

“Share Consolidation” has the meaning given to under the heading “Business of the IsoEnergy Meeting – Share Consolidation”.

“Share Consolidation Resolution” means the special resolution to be considered and, if thought advisable, passed at the IsoEnergy Meeting to approve the Share Consolidation, substantially in the form and content of Appendix B attached to this Circular.

“Share Issuance Resolution” means the ordinary resolution to be considered and, if thought advisable, passed at the IsoEnergy Meeting to approve the issuance by IsoEnergy of the IsoEnergy Shares pursuant to the Plan of Arrangement, substantially in the form and content of Appendix A attached to this Circular.

“Shootaring Canyon Mill” mean’s Anfield’s Shootaring Canyon Mill located in Garfield County, Utah.

“SLR” means SLR Consulting (Canada) Ltd.

“subsidiary” means, with respect to a specified entity, any: (a) corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation; (b) partnership, unlimited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and (c) a subsidiary (as defined in clauses (a) and (b) above) of any subsidiary (as so defined) of such specified entity.

“Superior Proposal” means a bona fide Acquisition Proposal made in writing on or after the date of the Arrangement Agreement by a person or persons “acting jointly or in concert” (as such term is defined in National Instrument 62-104 – Take-Over Bids and Issuer Bids) (other than IsoEnergy and its affiliates) that did not result from a breach of the non-solicitation provisions in the Arrangement Agreement and which (or in respect of which): (a) is to acquire not less than all of the outstanding Anfield Shares not owned by the person or persons or all or substantially all of the assets of Anfield on a consolidated basis; (b) the Anfield Board has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non- completion), result in a transaction which is more favourable, from a financial point of view, to the Anfield Shareholders than the Arrangement (taking into account any amendments to the Arrangement Agreement and the Arrangement proposed by IsoEnergy pursuant to the Arrangement Agreement); (c) in the case of an Acquisition Proposal that relates to the acquisition of all of the outstanding Anfield Shares, is made available to all of the Anfield Shareholders on the same terms and conditions; (d) is not subject to any financing condition and in respect of which adequate arrangements have been made to ensure that the required funds will be available to effect payment in full; (e) is not subject to any due diligence and/or access condition; (f) the Anfield Board has determined in good faith, after consultation with financial advisors and outside legal counsel, is capable of being completed in accordance with its terms, without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal; and (g) Anfield has sufficient financial resources available to pay or has made arrangements to pay any Termination Fee payable pursuant to the terms hereof in accordance with the terms hereof.

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“Superior Proposal Notice” has the meaning given to it under the heading “Transaction Agreements – The Arrangement Agreement”.

“Superior Proposal Notice Period” has the meaning given to it under the heading “Transaction Agreements – The Arrangement Agreement”.

“Support Agreements” means, collectively, the IsoEnergy Support Agreements and Anfield Support Agreements.

“Supporting Anfield Shareholders” means, collectively, (i) the directors of Anfield and the Anfield Senior Management, and (ii) enCore Energy, each of whom have entered into an Anfield Support Agreement.

“Supporting IsoEnergy Shareholders” means, collectively, (i) the directors and officers of IsoEnergy, and (ii) NexGen Energy Ltd., each of whom have entered into an IsoEnergy Support Agreement.

“Supporting Shareholders” means, collectively, the Supporting Anfield Shareholders and the Supporting IsoEnergy Shareholders.

“Tax” or “Taxes” means any and all taxes, dues, duties, rates, imposts, fees, levies, other assessments, tariffs, charges or obligations of the same or similar nature, however denominated, imposed, assessed or collected by any Governmental Authority, including all income taxes, including any tax on or based on net income, gross income, income as specifically defined, earnings, gross receipts, capital gains, profits, business royalty or selected items of income, earnings or profits, and specifically including any federal, provincial, state, territorial, county, municipal, local or foreign taxes, state profit share taxes, windfall or excess profit taxes, capital taxes, royalty taxes, production taxes, payroll taxes, health taxes, employment taxes, withholding taxes, sales taxes, use taxes, goods and services taxes, custom duties, value added taxes, ad valoram taxes, excise taxes, alternative or add-on minimum taxes, franchise taxes, gross receipts taxes, licence taxes, occupation taxes, real and personal property taxes, stamp taxes, anti-dumping taxes, countervailing taxes, occupation taxes, environment taxes, transfer taxes, and employment or unemployment insurance premiums, social insurance premiums and worker’s compensation premiums and pension (including Canada Pension Plan) payments, and other taxes, fees, imposts, assessments or charges of any kind whatsoever together with any interest, penalties, additional taxes, fines and other charges and additions that may become payable in respect thereof including any interest in respect of such interest, penalties and additional taxes, fines and other charges and additions, whether disputed or not.

“Tax Act” means the Income Tax Act (Canada), as amended.

“Termination Fee” means $5,000,000.

“Tony M Mine” has the meaning given to it under the heading “Appendix D – Information Concerning IsoEnergy”.

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“Tony M Technical Report” means the NI 43-101 technical report in respect of the Tony M Mine entitled “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” dated effective September 9, 2022, authored by Mark B. Mathisen, C.P.G. of SLR.

“TSX” means the Toronto Stock Exchange.

“TSXV” means the TSX Venture Exchange.

“UDEQ” means the Utah Department of Environmental Quality.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Exchange” has the meaning given to it under the heading “Business of the IsoEnergy Meeting – Share Consolidation”.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

“U.S. Securities Laws” means federal and state securities legislation of the United States, and all rules, regulations and orders promulgated thereunder.

“VIF” means a voting instruction form.

“VWAP” means volume weighted average trading price.

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GENERAL INFORMATION

Information Contained in this Circular

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of IsoEnergy for use at the IsoEnergy Meeting and any adjournment or postponement thereof. No person is authorized to give any information or to make any representation in connection with the Arrangement and the other matters discussed in or incorporated by reference in this Circular. Any information or representation provided that is not contained in or incorporated by reference in this Circular should not be relied upon. For greater certainty, to the extent that any information contained or provided on IsoEnergy’s website or by IsoEnergy’s proxy solicitation agent, Laurel Hill, is inconsistent with this Circular, you should rely on the information provided in this Circular. Information contained on IsoEnergy’s website is not and is not deemed to be a party of this Circular or incorporated by reference herein and should not be relied upon by IsoEnergy Shareholders for the purpose of determining whether to approve the Share Issuance Resolution.

This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or proxy solicitation. Neither delivery of this Circular nor any distribution of the securities referred to in this Circular will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date of this Circular.

Unless otherwise indicated, information in this Circular is as of October 30, 2024. Information contained in the documents incorporated herein by reference is given as of the respective dates stated therein.

All summaries of and references to the Arrangement Agreement, the Plan of Arrangement, the Support Agreements and the Canaccord Fairness Opinion in this Circular are qualified in their entirety by the complete text of those documents. The Arrangement Agreement, the Plan of Arrangement and the forms of Support Agreements are available on IsoEnergy’s SEDAR+ profile at www.sedarplus.ca and the Canaccord Fairness Opinion is attached to this Circular as Appendix F. You are urged to read carefully the full text of those documents. In the event of any inconsistency between the summary of any provision of those documents contained in this Circular and the actual text of the document, the text of the applicable document shall govern.

Additional information relating to IsoEnergy may be found under IsoEnergy’s SEDAR+ profile at www.sedarplus.ca. Additional financial information is provided in the IsoEnergy AIF, the IsoEnergy Annual Financial Statements and the IsoEnergy Annual MD&A, each of which is available under IsoEnergy’s SEDAR+ profile at www.sedarplus.ca. IsoEnergy Shareholders may also request copies of these documents from IsoEnergy directly by: (i) mail to Suite 200 – 475 2nd Avenue S., Saskatoon, Saskatchewan S7K 1P4 or (ii) e-mail to info@isoenergy.ca.

IsoEnergy Shareholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial or other professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

This document is important and requires your immediate attention. If you have any questions or require assistance, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor. No securities regulatory authority in Canada or any other jurisdiction has expressed an opinion about, or passed upon the fairness or merits of, the transaction described in this document, the securities offered pursuant to such transaction, or the adequacy of the information contained in this document and it is an offence to claim otherwise.

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Information Concerning Anfield

Except as otherwise indicated, the information concerning Anfield contained in this Circular is based solely on information provided to IsoEnergy by Anfield and should be read together with, and is qualified by, the documents of Anfield incorporated by reference herein. Although IsoEnergy has no knowledge that would indicate that any of the information provided by Anfield is untrue or incomplete, neither IsoEnergy nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information, nor any failure by Anfield to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information, but which are unknown to IsoEnergy. IsoEnergy has no knowledge of any material information concerning Anfield that has not been generally disclosed and, in accordance with the Arrangement Agreement, Anfield provided all necessary information concerning Anfield that is required by Law to be included in this Circular and ensured that such information does not contain any misrepresentation. See also “Risk Factors”.

Presentation of Financial Information

The unaudited pro forma consolidated financial information included in this Circular is reported in Canadian dollars and has been prepared by IsoEnergy management in accordance with the basis of presentation discussed below. The historical financial statements and all other financial information of IsoEnergy and Anfield included or incorporated by reference in this Circular are reported in Canadian dollars and have been prepared in accordance with IFRS. The IsoEnergy Annual Financial Statements and Anfield Annual Financial Statements, in each case, were audited in accordance with the standards of the IFRS.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited pro forma consolidated statement of financial position as at June 30, 2024 gives effect to the Arrangement as if it had closed on June 30, 2024. The unaudited pro forma consolidated statements of (loss) income and comprehensive (loss) income for the year ended December 31, 2023, and the six months ended June 30, 2024 gives effect to the Arrangement as if it had closed on January 1, 2023. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of IsoEnergy and Anfield as at and for the year ended December 31, 2023, and the respective unaudited condensed consolidated interim financial statements of IsoEnergy and Anfield as at and for the six months ended June 30, 2024. The unaudited pro forma consolidated financial information should be read together with: (i) the IsoEnergy Annual Financial Statements incorporated by reference into this Circular, (ii) the Anfield Annual Financial Statements incorporated by reference into this Circular, (iii) the IsoEnergy Interim Financial Statements, (iv) the Anfield Interim Financial Statements, and (v) other information contained in or incorporated by reference into this Circular.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not necessarily reflect what IsoEnergy’s financial condition and results of operations following completion of the Arrangement would have been had the Arrangement occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of IsoEnergy following completion of the Arrangement. The actual financial position and results of operations of IsoEnergy following completion of the Arrangement may differ significantly from the pro forma amounts reflected in the unaudited pro forma consolidated financial information due to a variety of factors.

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The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that IsoEnergy believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma consolidated financial information. The actual adjustments to the consolidated financial statements of IsoEnergy upon closing of the Arrangement will depend on a number of factors, including, among others, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See “Forward- Looking Information” and “Risk Factors”.

Currency Exchange Rate Information

In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts and references to “$” are expressed in Canadian dollars and references to “US$” are to United States dollars.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the rate of exchange of one United States dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31		Six Months ended June 30
	2023	2022	2023	2022
High	$1.3875	$1.3856	$1.3875	$1.3856
Low	$1.3128	$1.2451	$1.3128	$1.2451
Average	$1.3497	$1.3011	$1.3497	$1.3011
Closing	$1.3226	$1.3544	$1.3226	$1.3544

On October 1, 2024, the Business Day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.3504 or $1.00 = US$0.7405. On October 30, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = $1.3915 or $1.00 = US$0.7186.

Scientific and Technical Information

All mineral resources for IsoEnergy and Anfield have been estimated in accordance with the CIM Definition Standards and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral Resources that are not mineral reserves do not have demonstrated economic viability. The estimation of “measured”, “indicated” or “inferred” mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable mineral reserves. The estimation of “inferred” mineral resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of mineral resources. It cannot be assumed that all or any part of a “measured”, “indicated” or “inferred” mineral resource will ever be upgraded to a higher category or converted into a mineral reserve. Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of feasibility studies, pre-feasibility studies or other economic studies, except in prescribed cases, such as in a preliminary economic assessment under certain circumstances. Investors are cautioned not to assume that any part or all of a “measured”, “indicated” or “inferred” mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. An estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources in an estimation are uncertain in nature and there has been insufficient exploration to define such inferred mineral resources as an indicated mineral resource or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated mineral resource or measured mineral resource category. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to enable them to be categorized as mineral reserves. The mineral resources in this Circular were reported using CIM Definition Standards.

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Additional information about IsoEnergy’s material mineral projects, the Larocque East Property and the Tony M Mine, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral resources and the risks that could materially affect the development of the mineral resources, can be found in the IsoEnergy AIF and in the current technical reports for IsoEnergy’s material mineral projects, each of which are available under IsoEnergy’s issuer profile on SEDAR+ at www.sedarplus.ca.

Additional information about the Anfield’s material mineral projects, including information regarding data verification, key assumptions, parameters and methods used to estimate mineral resources and the risks that could materially affect the development of the mineral resources, can be found in the Anfield AIF and in the current technical reports for Anfield’s material mineral projects, each of which are available under Anfield’s issuer profile on SEDAR+ at www.sedarplus.ca.

Cautionary Note to IsoEnergy Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Disclosure regarding mineral properties, including with respect to mineral resource estimates included in this Circular, including the annexes hereto and the documents incorporated by reference herein, was prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the SEC. For example, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Circular may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Forward-Looking Information

This Circular contains “forward-looking statements” within the meaning of U.S. Securities Laws, and “forward-looking information” under applicable Canadian Securities Laws (and together with the forward- looking statements, the “forward-looking information”) under the provisions of applicable Canadian Securities Laws. These expectations may not be appropriate for other purposes. Generally, this forward- looking information is often identified by the use of forward-looking terminology such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “forecasts”, “targets”, “anticipates”, “believes”, “intends”, “to create”, “to diversify”, “to invest”, “enabling”, “upon”, “further”, “proposed”, “opportunities”, “potentially”, “increases”, “adds”, “improves”, “continuing” and variations of such words and phrases, or by statements that certain actions, events or results “may”, “will”, “could” or “might”, occur and similar expressions and includes, but is not limited to, information regarding:

•	the IsoEnergy Meeting;

•	the solicitation of proxies by IsoEnergy and its proxy solicitation agent;

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•	the reasons for, and anticipated benefits of, the Arrangement to IsoEnergy and IsoEnergy Shareholders, including corporate, operational, financial and other synergies;

•	the reasons for, and anticipated benefits of, the Share Consolidation to IsoEnergy and IsoEnergy Shareholders, including listing on a U.S. Exchange, and the potential for IsoEnergy to appeal to a broader pool of investors;

•	expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to the completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date;

•	the future plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, cash flow, capital expenditures, investment valuations, income, margins, access to capital, and overall strategy of IsoEnergy following completion of the Arrangement;

•	expectations regarding the approval of the production reactivation plan and the radioactive materials licence for the Shootaring Canyon Mill;

•	expectations regarding environmental, social and governance initiatives;

•	expectations regarding future cost reductions, synergies, including pre-tax synergies, savings and efficiencies;

•	expectations regarding future balance sheet strength and credit ratings;

•	expectations regarding future equity and enterprise value;

•	expectations regarding the development assets and ability to fund growth projects;

•	the anticipated mineral reserves and mineral resources;

•	the anticipated repayment of the Bridge Loan by Anfield;

•	expectation regarding the receipt of Court approval of the Plan of Arrangement;

•	expectations regarding the receipt of all necessary regulatory and third-party approvals, including, without limitation, receipt of all Regulatory Approvals, including the CFIUS Approval, and the expiration of all relevant waiting periods;

•	the anticipated number of IsoEnergy Shares to be issued in connection with the Arrangement, the expected total capitalization of IsoEnergy on a consolidated basis following completion of the Arrangement and the ratio of the IsoEnergy Shares to be held by Anfield Shareholders and IsoEnergy Shareholders, respectively, following completion of the Arrangement;

•	the reasons for, and the anticipated benefits of, the Arrangement;

•	statements made in, and based upon, the Canaccord Fairness Opinion;

•	expectations regarding the value and nature of the Consideration Shares payable to Anfield Shareholders pursuant to the Arrangement;

•	expectations regarding the process and timing of delivery of the Consideration Shares to Anfield Shareholders following the Effective Time;

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•	expectations as to the delivery of the Consideration Shares to the Depositary by IsoEnergy;

•	the anticipated mineral reserve and mineral resource estimation of IsoEnergy following the completion of the Arrangement;

•	the expectation that the Consideration Shares issuable in connection with the Arrangement will be listed on the TSX upon the Effective Date;

•	expectations regarding receipt of IsoEnergy Shareholder Approval and Anfield Shareholder Approval;

•	the applicability of the exemption under Section 3(a)(10) of the U.S. Securities Act to the Consideration Shares issuable under the Plan of Arrangement;

•	the expectation that, subject to applicable Laws, Anfield will cease to be a public company following completion of the Arrangement and will have the Anfield Shares delisted from the TSXV and any other exchange upon which the Anfield Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date;

•	the expectation that, if the holders of the Anfield Listed Warrants do not approve the delisting of the Anfield Listed Warrants, the Anfield Listed Warrants will be delisted from the TSXV and redesignated and be listed on the TSX under IsoEnergy’s trading symbol, as “ISO.WT”, while remaining outstanding securities of Anfield, exercisable for IsoEnergy Shares as adjusted in accordance with the Exchange Ratio;

•	the expectation that, subject to applicable Laws, Anfield will cease to be a reporting issuer under applicable Canadian Securities Laws;

•	the IsoEnergy Board’s ability to oversee IsoEnergy’s business strategy following completion of the Arrangement and safeguard the interests of all shareholders and preserve and enhance shareholder value;

•	the anticipated dividend policy or practices of following completion of the Arrangement; and

•	other events or conditions that may occur in the future.

Forward-looking information is subject to known and unknown risks, uncertainties and other important factors that may cause IsoEnergy’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such statements and information are based on numerous assumptions and factors including, among other things, the satisfaction of the terms and conditions of the Arrangement, present and future business strategies, and the environment in which IsoEnergy will operate in the future, following completion of the Arrangement. Certain important factors and risks that could cause actual results, performance or achievements to differ materially from those in the forward-looking information include, among others:

•	the conditions to completion of the Arrangement may not be satisfied, including the listing of the Consideration Shares on the TSX;

•	Anfield and IsoEnergy may not receive the requisite approvals of their respective shareholders;

•	Anfield may not receive the requisite approvals of the holders of the Listed Anfield Warrants necessary to delist the Listed Anfield Warrants;

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•	required regulatory and third-party approvals necessary to complete the Arrangement, including, without limitation, receipt of all Regulatory Approvals, including the CFIUS Approval, may not be obtained, or conditions may be imposed in connection with such approvals that will increase the costs associated with or have other negative implications for IsoEnergy on a consolidated basis following completion of the Arrangement;

•	litigation relating to the Arrangement may be commenced which may prevent, delay or give rise to significant costs or liabilities on the part of IsoEnergy or Anfield;

•	IsoEnergy may elect not to proceed with the Share Consolidation on the terms described herein, or at all;

•	the Parties may discover previously undisclosed liabilities following the Effective Date;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of IsoEnergy and Anfield;

•	the anticipated benefits and value creation from the Arrangement may not be realized, or may not be realized in the expected timeframes;

•	the production reactivation plan and the radioactive materials licence for the Shootaring Canyon Mill may not be approved as or when anticipated;

•	dilution and share price volatility, including a material decrease in the trading price of the IsoEnergy Shares may occur which could result in a failure of the Arrangement on the basis of an IsoEnergy Material Adverse Effect or could be sustained following the Effective Date;

•	the market value of the Exchange Ratio will vary as a result of potential fluctuations in the market price of the IsoEnergy Shares and the Anfield Shares;

•	there may be competing offers for Anfield which arise as a result of or in connection with the proposed Arrangement;

•	the businesses of IsoEnergy and Anfield may not be successfully integrated following completion of the Arrangement;

•	loss of key employees and the risk that IsoEnergy may not be able to retain key employees of IsoEnergy or Anfield prior to and following completion of the Arrangement;

•	changes, delays or deferrals by suppliers of IsoEnergy or Anfield made in response to the announcement of the Arrangement;

•	the failure by a Party to comply with applicable Laws prior to completion of the Arrangement could subject IsoEnergy to penalties and other adverse consequences following completion of the Arrangement;

•	IsoEnergy’s and Anfield’s operations near communities may cause such communities to regard its operations as being detrimental to them;

•	disruption of supply routes which may cause delays in construction and mining activities at IsoEnergy’s or Anfield’s more remote properties;

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•	currency fluctuations, uranium price volatility and fluctuations in the spot and forward price of uranium or certain other commodities (such as diesel fuel, natural gas and electricity), and the availability and increased costs associated with mining inputs and labour;

•	increased costs, delays, suspensions and technical challenges associated with the construction of capital projects;

•	operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems;

•	the failure to comply with Environmental Laws and health and safety Laws and regulations, and the timing of receipt of, or failure to comply with, necessary permits and approvals;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•	risks related to litigation and contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure;

•	increased costs and physical risks, including extreme weather events and resource shortages, related to climate change;

•	discrepancies between actual and estimated production for both IsoEnergy and Anfield;

•	mineral reserves and mineral resources and metallurgical recoveries;

•	mining operational and development risks;

•	risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks);

•	regulatory restrictions (including environmental regulatory restrictions and liability);

•	changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which IsoEnergy or Anfield may carry on business in the future;

•	the speculative nature of uranium exploration;

•	the global economic climate; and

•	competition.

Some of the important risks and factors that could affect forward-looking information are discussed in the section entitled “Risk Factors” of this Circular and in “Appendix C – Information Concerning Anfield” and “Appendix D – Information Concerning IsoEnergy” attached to this Circular, and in other documents incorporated by reference in this Circular, including but not limited to, the IsoEnergy AIF and the Anfield AIF available on the respective profiles of IsoEnergy and Anfield on SEDAR+ at www.sedarplus.ca. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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This forward-looking information is based on the beliefs of IsoEnergy’s management as well as on assumptions, which such management believes to be reasonable based on information currently available at the time such statements were made. Although IsoEnergy believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking information contained in this Circular is made as of the date of this Circular and, accordingly, are subject to change after such date. Except as otherwise indicated by IsoEnergy, these statements do not reflect the potential impact of any non-recurring or other special items or of any disposition, monetization, merger, acquisition, other business combination or other transaction that may be announced or that may occur after the date hereof. IsoEnergy does not intend or undertake to publicly update any forward-looking information that is included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable Securities Laws.

Information for United States Securityholders

THE ARRANGEMENT AND THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE IN THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Consideration Shares to be issued to Anfield Shareholders in exchange for their Anfield Shares pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or any state securities laws, and are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on October 31, 2024 and, subject to the approval of the Arrangement by the Anfield Shareholders, a hearing on the application for the Final Order will be held on December 6, 2024 at 9:45 a.m. (Vancouver time) at the Supreme Court of British Columbia, 800 Smithe Street, Vancouver, British Columbia. All Anfield Shareholders are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof with respect to the Consideration Shares to be received by Anfield Shareholders in exchange for their Anfield Shares pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intended reliance on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof.

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IsoEnergy is incorporated under the Laws of the Province of Ontario and is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act, and the solicitations of proxies for the IsoEnergy Meeting are therefore not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. IsoEnergy Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the operations and business of IsoEnergy and Anfield contained or incorporated by reference herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. The financial statements of IsoEnergy and Anfield were prepared in accordance with IFRS, which differs from generally accepted accounting principles in the United States in certain material respects, and thus such financial statements may not be comparable to financial statements and information of United States companies prepared in accordance with generally accepted accounting principles in the United States. See also “General Information — Presentation of Financial Information”.

The historical financial statements are prepared in accordance with IFRS and, except as otherwise indicated, all other financial information of IsoEnergy and Anfield included or incorporated by reference in this Circular is presented in Canadian dollars. The IsoEnergy Annual Financial Statements and Anfield Financial Statements have been audited, in each case, in accordance with Canadian generally accepted auditing standards.

The enforcement by shareholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that IsoEnergy is incorporated or organized outside the United States, that most or all of its directors and officers and the experts named in this Circular are not residents of the United States and that all or a substantial portion of its assets and such persons are located outside the United States. As a result, it may be difficult or impossible for U.S. IsoEnergy Shareholders to effect service of process within the United States upon IsoEnergy, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, U.S. IsoEnergy Shareholders should not assume that the courts of Canada: (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws; or (ii) would enforce, in an original action, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by IsoEnergy or Anfield.

See also “General Information – Non-IFRS Financial Performance Measures”, “General Information – Presentation of Financial Information”, “General Information – Pro Forma Financial Information”, “General Information – Currency Exchange Rate Information”, “General Information – Scientific and Technical Information” and “General Information – Cautionary Note to IsoEnergy Shareholders in the United States Concerning Estimates of Measured, Indicated and Inferred Mineral Resources”.

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SUMMARY

The following is a summary of certain information contained elsewhere or incorporated by reference in this Circular, including the Appendices hereto. This summary is not intended to be complete and is qualified in its entirety by the more detailed information appearing elsewhere, the Appendices hereto or incorporated by reference herein, all of which is important and should be reviewed carefully. Capitalized terms used in this summary are defined in the “Glossary of Defined Terms” or elsewhere in this Circular. IsoEnergy Shareholders are urged to read this Circular, the Appendices and the documents incorporated by reference carefully in their entirety.

The IsoEnergy Meeting

Time, Date and Place

The IsoEnergy Meeting will be held in a virtual-only format, that will allow Registered IsoEnergy Shareholders and duly appointed proxyholders to participate online in real time via live webcast by logging in at meetnow.global/M9YNP66 starting at 2:00 p.m. (Toronto time) on December 3, 2024.

Once logged in, Registered IsoEnergy Shareholders and duly appointed proxyholders who have registered with Computershare in advance of the IsoEnergy Meeting will be entitled to ask questions online and submit votes in real time at the IsoEnergy Meeting. Beneficial IsoEnergy Shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the IsoEnergy Meeting as guests, but guests will not be able to vote or ask questions at the IsoEnergy Meeting. IsoEnergy Shareholders will not be able to physically attend the IsoEnergy Meeting.

See “General Information Concerning the IsoEnergy Meeting – Time, Date and Place”.

Record Date

The Record Date for determining the IsoEnergy Shareholders entitled to receive notice of and to vote at the IsoEnergy Meeting is October 21, 2024. Only IsoEnergy Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the IsoEnergy Meeting.

See “General Information Concerning the IsoEnergy Meeting – Record Date”.

IsoEnergy Shareholder Approval

At the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass the Share Issuance Resolution, the full text of which is attached to this Circular at “Appendix A – Share Issuance Resolution”. In order to be effective, the Share Issuance Resolution must be approved by the affirmative vote of at least a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting. IsoEnergy Shareholders will also be asked to consider and, if thought advisable, to pass the Share Consolidation Resolution, the full text of which is attached to this Circular at “Appendix B – Share Consolidation Resolution”. In order to be effective, the Share Consolidation Resolution must be approved by the affirmative vote of at least two- thirds of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

The IsoEnergy Board has unanimously determined that the Arrangement is in the best interests of IsoEnergy and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution. The IsoEnergy Board has also unanimously determined that the Share Consolidation is in the best interests of IsoEnergy and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Consolidation Resolution.

See “Business of the IsoEnergy Meeting – Share Issuance Resolution”, “Business of the IsoEnergy Meeting – Share Consolidation Resolution”, “Regulatory Matters and Approvals – Shareholder Approvals – IsoEnergy Shareholder Approval”.

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The Arrangement

Details of the Arrangement

On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which, among other things, IsoEnergy agreed to acquire all of the issued and outstanding Anfield Shares pursuant to a court-approved plan of arrangement under the BCBCA. Subject to receipt of the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, at the Effective Time, IsoEnergy will acquire all of the issued and outstanding Anfield Shares. If the Arrangement is completed, Anfield will become a wholly-owned subsidiary of IsoEnergy and IsoEnergy will continue the operations of IsoEnergy and Anfield on a combined basis. Under the terms of the Arrangement, each Anfield Shareholder (excluding Dissenting Anfield Shareholders) will receive 0.031 of an IsoEnergy Share for each Anfield Share held at the Effective Time.

Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2% of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024.

See “The Arrangement – Details of the Arrangement”.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of IsoEnergy and Anfield and their respective legal and financial advisors, as more fully described herein.

See “The Arrangement – Background to the Arrangement”.

Recommendation of the IsoEnergy Board

The IsoEnergy Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of IsoEnergy’s senior management, its financial and legal advisors and having received and taken into account the Canaccord Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of IsoEnergy and authorized IsoEnergy to enter into the Arrangement Agreement and all related agreements. Accordingly, the IsoEnergy Board unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

See “The Arrangement – Recommendation of the IsoEnergy Board”.

Reasons for the Recommendation of the IsoEnergy Board

In reaching its conclusions and formulating its recommendation, the IsoEnergy Board consulted with IsoEnergy’s senior management and its legal and financial advisors. The IsoEnergy Board also reviewed a significant amount of technical, financial and operational information relating to IsoEnergy and Anfield and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the IsoEnergy Board that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

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•	Expected Expansion of Near-Term U.S. Uranium Production Capacity – The combined portfolio (the “Combined Portfolio”) of permitted past-producing mines and development projects in the Western U.S. is expected to provide IsoEnergy with substantial increased uranium production potential in the short, medium and long term.

•	Ownership of Shootaring Canyon Mill – Completion of the Arrangement secures ownership of the Shootaring Canyon Mill, one of only three permitted conventional uranium mills in the U.S., and which is located adjacent to IsoEnergy’s Tony M Mine. A production reactivation plan has been submitted to the UDEQ for the Shootaring Canyon Mill. The plan addresses the updating of the mill’s radioactive materials licence from its current standby status to operational status as well as to increase throughput from 750 stpd to 1,000 stpd and expand licensed annual production capacity from 1 million lbs U₃O₈ to 3 million lbs U₃O₈. IsoEnergy has existing toll-milling agreements in place with Energy Fuels for its White Mesa Mill to provide additional processing flexibility for certain of IsoEnergy’s mines.

•	Complimentary Project Portfolio Provides Immediate Operational Synergies – Benefits from the proximity of the Combined Portfolio in Utah and Colorado are expected to include, reduced transportation costs, increased operational flexibility for mining and processing, reduction in G&A on a per pound basis, and risk diversification through multiple production sources.

•	Aligned with Goal of Building a Multi-Asset Uranium Producer in Tier-One Jurisdictions – Beyond the impressive Combined Portfolio in the U.S., the proforma company will have a robust pipeline of development and exploration-stage projects in tier-one uranium jurisdictions, including the world’s highest grade published indicated uranium mineral resource in Canada’s Athabasca Basin.

•	Well-Timed to Capitalize on Strong Momentum in the Nuclear Industry – Recent industry headlines relating to increasing demand and support for nuclear power are expected to drive uranium demand and, by extension prices, coinciding with expected production and development of the Combined Portfolio.

•	Enhanced Capital Markets Profile with Strong Shareholder Base. The Arrangement is expected to provide IsoEnergy with greater access to capital and trading liquidity, strengthened position for future M&A, expanded research coverage and increased attractiveness among investors and utilities. Additionally, the pro forma company will be backed by corporate and institutional investors of both companies, including, NexGen, Mega Uranium, enCore Energy, Energy Fuels and Uranium ETFs.

•	Business Climate and Review of Strategic Alternatives. The IsoEnergy Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business IsoEnergy has had regular engagement with several industry peers in that regard, including other potential transactions. The IsoEnergy Board consulted with its financial and legal advisors, and reviewed the current and prospective business climate in the uranium industry and other strategic opportunities reasonably available to IsoEnergy, including continuation as an independent enterprise, potential acquisitions and various combinations of IsoEnergy or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. IsoEnergy believes that following completion of the Arrangement, it will be better positioned to continue its strategy of pursuing growth through M&A, while focusing on its core assets in the Athabasca Basin and the U.S.

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•	Other Factors. The IsoEnergy Board also carefully considered the Arrangement with reference to current economic, industry, and market trends affecting each of IsoEnergy and Anfield, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of IsoEnergy and Anfield, the historical trading prices of the IsoEnergy Shares and the Anfield Shares and taking into account the results of IsoEnergy’s due diligence review of Anfield and its properties.

See “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”.

Canaccord Fairness Opinion

In connection with the Arrangement, Canaccord Genuity provided the IsoEnergy Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of and subject to the particular assumptions, limitations and qualifications set forth therein, Canaccord Genuity is of the opinion that, as of October 1, 2024, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy.

The full text of the Canaccord Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Canaccord Fairness Opinion, is included as “Appendix F – Canaccord Fairness Opinion” attached to this Circular. This summary of the Canaccord Fairness Opinion is qualified in its entirety by the full text of the opinion and IsoEnergy Shareholders are urged to read the Canaccord Fairness Opinion in its entirety.

See “The Arrangement – Canaccord Fairness Opinion”.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by IsoEnergy on its SEDAR+ profile at www.sedarplus.ca.

If the Share Issuance Resolution is approved at the IsoEnergy Meeting, the Arrangement Resolution is approved at the Anfield Meeting, the Final Order is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to occur in December 2024. Commencing and effective as of the Effective Time on the Effective Date, each of the events set out below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality of or by Anfield, IsoEnergy, or any other person:

(a)	each Anfield Share held by a Dissenting Anfield Shareholder will be, and will be deemed to be, transferred by the holder thereof, free and clear of all Liens, to IsoEnergy in consideration for a debt claim against IsoEnergy for an amount as determined in accordance with the provisions of the Plan of Arrangement, and: (i) such Dissenting Anfield Shareholder will cease to be the holder of each such Anfield Share or to have any rights as an Anfield Shareholder other than the right to be paid the fair value for each such Anfield Share in accordance with the provisions of the Plan of Arrangement; and (ii) the name of such Dissenting Anfield Shareholder will be removed from the register of the Anfield Shareholders maintained by or on behalf of Anfield;

(b)	each Anfield Share (excluding any Anfield Shares held by a Dissenting Anfield Shareholder) will be, and will be deemed to be transferred by the holder thereof, free and clear of all Liens, to IsoEnergy and, in exchange therefor, IsoEnergy will issue the Share Consideration for each Anfield Share, in accordance with the provisions of the Plan of Arrangement, and: (i) the holders of such Anfield Shares will cease to be the holders of such Anfield Shares and to have any rights as holders of such Anfield Shares, other than the right to be issued the Share Consideration by IsoEnergy in accordance with the Plan of Arrangement; (ii) such holders’ names will be removed from the register of the Anfield Shareholders maintained by or on behalf of the Anfield; and (iii) IsoEnergy will be, and shall be deemed to be, the transferee of such Anfield Shares, free and clear of all Liens, and will be entered in the register of the Anfield Shareholders maintained by or on behalf of the Anfield as the holder of such Anfield Shares; and

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(c)	each Anfield Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Anfield Shares and shall be exchanged in accordance with the Plan of Arrangement for an option issued in accordance with the IsoEnergy LTIP (a “Replacement Option”) to purchase from IsoEnergy the number of IsoEnergy Shares (rounded down to the nearest whole number) equal to: (i) the Exchange Ratio, multiplied by (ii) the number of Anfield Shares subject to such Anfield Option immediately prior to the Effective Time, at an exercise price per IsoEnergy Share (rounded up to the nearest whole cent) equal to (A) the exercise price per Anfield Share otherwise purchasable pursuant to such Anfield Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as set out above, all terms and conditions of such Replacement Option, including conditions to and manner of exercising, will be the same as the Anfield Option so exchanged, and any document evidencing an Anfield Option shall thereafter evidence and be deemed to evidence such Replacement Option; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of a Anfield Option for a Replacement Option. Notwithstanding the foregoing, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Anfield Option In-The-Money Amount in respect of the Anfield Option exchanged therefor, the exercise price per IsoEnergy Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Anfield Option In-The-Money Amount in respect of the Anfield Option exchanged therefor.

In accordance with the terms of each of the Anfield Warrants, each Anfield Warrantholder will, upon the exercise of its Anfield Warrants, be entitled to receive and will accept for the same aggregate consideration, upon such exercise, in lieu of the number of Anfield Shares to which such holder was theretofore entitled upon exercise of such Anfield Warrants, the aggregate number of IsoEnergy Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Anfield Shares to which such holder was theretofore entitled upon exercise of such Anfield Warrants.

If completed, the Arrangement will result in the issuance, at the Effective Time, of 0.031 of an IsoEnergy Share for each Anfield Share held by former Anfield Shareholders (excluding Dissenting Anfield Shareholders) at the Effective Time. Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2% of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024, the last trading day prior to the Announcement Date.

See “The Arrangement – Description of the Plan of Arrangement”.

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Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at the Effective Time on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Arrangement Agreement, all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

If the Final Order is obtained in a form and substance satisfactory to IsoEnergy and Anfield, and the applicable conditions to completion of the Arrangement are satisfied or waived by the applicable Party, the Parties expect the Effective Date to occur in December 2024, following the receipt of any required Regulatory Approvals or consents, including CFIUS Approval; however, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be unilaterally extended by a Party for up to an additional 60 days (in five to 15-day increments) if the only unsatisfied condition is the CFIUS Approval, or extended by mutual agreement of the Parties.

See “The Arrangement – Timing for Completion of the Arrangement”.

Regulatory Matters and Approvals

Other than the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the CFIUS Approval, the Final Order, the necessary approval of the TSX for the listing of the IsoEnergy Shares issuable pursuant to the Arrangement, and the necessary approval of the TSXV for the delisting of the Anfield Shares, IsoEnergy is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, IsoEnergy currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Court Approvals

The Arrangement requires approval by the Court under Section 291 of the BCBCA. On October 31, 2024, Anfield obtained the Interim Order providing for the calling and holding of the Anfield Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement.

Under the Arrangement Agreement, Anfield is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the approval of the Arrangement Resolution by the Anfield Shareholders at the Anfield Meeting. The Court hearing in respect of the Final Order is expected to take place on or about December 6, 2024.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement. The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See “Regulatory Matters and Approvals – Court Approvals”.

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Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a condition precedent to completion of the Arrangement that CFIUS Approval has been obtained without the imposition by CFIUS of any Burdensome Condition.

See “Transaction Agreements – The Arrangement Agreement – Regulatory Approvals”.

Stock Exchange Listing Approval and Delisting Matters

The IsoEnergy Shares are currently listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the OTCQX under the symbol “ISENF”. IsoEnergy has applied to list the IsoEnergy Shares to be issued in connection with the Arrangement on the TSX and has received conditional approval from the TSX, subject to filing certain documents following the closing of the Arrangement.

The Anfield Shares are currently listed and posted for trading on the TSXV under the symbol “AEC”, and are also listed on the Frankfurt Stock Exchange under the symbol “0AD” and on the OTCQB under the symbol “ANLDF. The TSXV has conditionally approved the Arrangement and the delisting of the Anfield Shares following the Effective Time, subject to the filing of certain documents following the closing of the Arrangement. IsoEnergy intends to have the Anfield Shares delisted from the TSXV and each other exchange upon which the Anfield Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date (anticipated to be effective two or three Business Days following the Effective Date).

Pursuant to the Arrangement Agreement, Anfield has agreed to use its best efforts to ensure that the Anfield Listed Warrants are delisted in connection with closing of the Arrangement. If the holders of the Anfield Listed Warrants do not approve the delisting of the Anfield Listed Warrants, the Anfield Listed Warrants will be delisted from the TSXV and redesignated and be listed on the TSX under IsoEnergy’s trading symbol, as “ISO.WT”, but will remain outstanding securities of Anfield, exercisable for IsoEnergy Shares as adjusted in accordance with the Exchange Ratio

See “Regulatory Matters and Approvals – Stock Exchange Listing Approval and Delisting Matters”.

Canadian Securities Law Matters

IsoEnergy is a reporting issuer in each of the Provinces and Territories of Canada.

Anfield is a reporting issuer in the provinces of British Columbia and Alberta. Subject to applicable Laws and the delisting of the Anfield Listed Warrants, IsoEnergy will apply as soon as possible following the Effective Time to the applicable Canadian Securities Authorities to have Anfield cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Anfield’s reporting obligations in Canada.

See “Regulatory Matters and Approvals – Canadian Securities Law Matters”.

U.S. Securities Law Matters

The Consideration Shares issuable to Anfield Shareholders in exchange for their Anfield Shares as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and such Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof.

See “Regulatory Matters and Approvals – U.S. Securities Law Matters”.

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Risk Factors

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. IsoEnergy Shareholders should also carefully consider the risk factors relating to IsoEnergy described under the heading “Risk Factors” in the IsoEnergy AIF and the risk factors relating to Anfield described under the heading “Risk Factors” in the Anfield AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to IsoEnergy, may also adversely affect Anfield or IsoEnergy prior to the Arrangement or following completion of the Arrangement.

See “Risk Factors”.

Transaction Agreements

The Arrangement Agreement

On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which IsoEnergy agreed to acquire all of the issued and outstanding Anfield Shares.

See “Transaction Agreements – The Arrangement Agreement” and the Arrangement Agreement, which has been filed by IsoEnergy on its SEDAR+ profile at www.sedarplus.ca.

The Support Agreements

On October 1, 2024, (i) each of the Supporting Anfield Shareholders entered into an Anfield Support Agreement with IsoEnergy; and (ii) each of the Supporting IsoEnergy Shareholders entered into an IsoEnergy Support Agreement with Anfield.

See “Transaction Agreements – The Support Agreements” and the forms of Anfield Support Agreements and IsoEnergy Support Agreements, which have been filed by IsoEnergy and Anfield, respectively, on their SEDAR+ profiles at www.sedarplus.ca.

The Bridge Loan

In connection with the Arrangement, IsoEnergy provided the Bridge Loan in the form of a promissory note of approximately $6.0 million to Anfield, with an interest rate of 15% per annum and a maturity date of April 1, 2025, for purposes of satisfying working capital and other obligations of Anfield through to the closing of the Arrangement.

See “Transaction Agreements – The Bridge Loan”.

Information Concerning IsoEnergy

IsoEnergy is a globally diversified uranium company with near-term production, development and exploration projects in top-tier jurisdictions, anchored by the world’s highest grade published indicated uranium resource (based on publicly available information), located in Canada’s Athabasca Basin and fully- permitted, conventional uranium mines in the U.S. ready for restart. The principal business activity of IsoEnergy has been, and continues to be, the acquisition, exploration and evaluation of uranium mineral properties. IsoEnergy is a corporation organized under the OBCA.

See “Information Concerning Parties to the Arrangement – Information Concerning IsoEnergy” and “Appendix D – Information Concerning IsoEnergy”.

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Information Concerning Anfield

Anfield is a uranium and vanadium exploration and development company. Anfield has acquired or has the right to acquire uranium and vanadium projects in Arizona, Colorado, New Mexico, and Utah, USA. Anfield’s material properties include the West Slope Project, the Frank M Project, Velvet-Wood Project, Slick Rock Project, Juan Tafoya Marquez Canyon Project, and the Shootaring Canyon Mill, each as described in the applicable Anfield Technical Report.

See “Information Concerning Parties to the Arrangement – Information Concerning Anfield” and “Appendix C – Information Concerning Anfield”.

Information Concerning IsoEnergy Following Completion of the Arrangement

On completion of the Arrangement, IsoEnergy will directly own all of the outstanding Anfield Shares and Anfield will be a wholly-owned subsidiary of IsoEnergy. Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2%, of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024. On completion of the Arrangement, IsoEnergy’s material properties will include the Larocque East Property, the Tony M Mine.

See “Information Concerning Parties to the Arrangement – Information Concerning IsoEnergy Following Completion of the Arrangement” and “Appendix E – Information Concerning IsoEnergy Following Completion of the Arrangement”.

Pro Forma Financial Information

The unaudited pro forma consolidated financial information included in this Circular gives effect to the Arrangement and certain related adjustments described in the notes accompanying such financial information. The unaudited pro forma consolidated statement of financial position as at June 30, 2024 gives effect to the Arrangement as if it had closed on June 30, 2024. The unaudited pro forma consolidated statements of (loss) income and comprehensive (loss) income for the year ended December 31, 2023, and the six months ended June 30, 2024 gives effect to the Arrangement as if it had closed on January 1, 2023. The unaudited pro forma consolidated financial information is based on the respective historical audited consolidated financial statements of IsoEnergy and Anfield as at and for the year ended December 31, 2023, and the respective unaudited condensed consolidated interim financial statements of IsoEnergy and Anfield as at and for the six months ended June 30, 2024. The unaudited pro forma consolidated financial information should be read together with: (i) the IsoEnergy Annual Financial Statements incorporated by reference into this Circular, (ii) the Anfield Annual Financial Statements incorporated by reference into this Circular, (iii) the IsoEnergy Interim Financial Statements, (iv) the Anfield Interim Financial Statements, and (v) other information contained in or incorporated by reference into this Circular.

See “General Information – Pro Forma Financial Information” and “Appendix G – Unaudited Pro Forma Financial Information”.

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The Share Consolidation

Details of the Share Consolidation

The IsoEnergy Board believes that it may be in the best interests of IsoEnergy and the IsoEnergy Shareholders to consolidate the number of IsoEnergy Shares in order to raise the per-share trading price of the IsoEnergy Shares to facilitate a potential future listing of the IsoEnergy Shares on a recognized U.S. stock exchange. Although IsoEnergy has not applied to list the IsoEnergy Shares on a U.S. Stock Exchange as at the date hereof, and there can be no assurance that it will complete such an application or receive approval to complete a listing of the IsoEnergy Shares on a U.S. Exchange in the future, IsoEnergy is considering applying to list the IsoEnergy Shares on a U.S. Exchange in the near-term. IsoEnergy believes that pursuing a listing on a U.S. Exchange will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in the IsoEnergy Shares and increased research coverage from U.S. investment banks.

At the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Share Consolidation Resolution, to authorize an amendment to IsoEnergy’s articles to provide that: (i) the authorized capital of the Company be altered by consolidating all of the issued and outstanding IsoEnergy Shares on the basis of one Post-Consolidation Share for a number of pre-consolidation IsoEnergy Shares to be determined within a range of whole numbers between 2 and 5 outstanding pre-consolidation IsoEnergy Shares, with the exact ratio to be set within this range by the IsoEnergy Board in its sole discretion, at anytime prior to December 2, 2025; and (ii) any fractional Post-Consolidation Shares arising from the Share Consolidation will be deemed to have been tendered by their registered owner to IsoEnergy for cancellation for no consideration.

Assuming the Share Consolidation Resolution is approved at the IsoEnergy Meeting, IsoEnergy would issue a press release announcing the specific consolidation ratio and the effective date of the Share Consolidation prior to filing Articles of Amendment with the Director under the OBCA to effect the Share Consolidation. The Share Consolidation would also be subject to the approval of the TSX.

See “Business of the IsoEnergy meeting –Share Consolidation”.

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GENERAL INFORMATION CONCERNING

THE ISOENERGY MEETING

Time, Date and Place

The IsoEnergy Meeting will be held in a virtual-only format, that will allow Registered IsoEnergy Shareholders and duly appointed proxyholders to participate online in real time via live webcast by logging in at meetnow.global/M9YNP66 starting at 2:00 p.m. (Toronto time) on December 3, 2024, subject to any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting.

IsoEnergy is conducting the IsoEnergy Meeting as a virtual meeting in order to provide IsoEnergy Shareholders with an equal opportunity to attend and participate at the IsoEnergy Meeting, regardless of their geographic location or particular constraints or circumstances. Just as they would be at an in-person meeting, registered IsoEnergy Shareholders and duly appointed proxyholders will be able to virtually attend the IsoEnergy Meeting, submit questions and vote online.

Once logged in, Registered IsoEnergy Shareholders and duly appointed proxyholders will be able to listen to a live webcast of the IsoEnergy Meeting, ask questions online and submit votes in real time. Beneficial IsoEnergy Shareholders who have not duly appointed themselves as proxyholder will be able to virtually attend the IsoEnergy Meeting as guests, but guests will not be able to vote or ask questions at the IsoEnergy Meeting. IsoEnergy Shareholders will not be able to physically attend the IsoEnergy Meeting.

Record Date

The Record Date for determining the IsoEnergy Shareholders entitled to receive notice of and to vote at the IsoEnergy Meeting is October 21, 2024. Only IsoEnergy Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the IsoEnergy Meeting. The failure of any IsoEnergy Shareholder who was an IsoEnergy Shareholder on the Record Date to receive notice of the IsoEnergy Meeting does not deprive the IsoEnergy Shareholder of the right to vote at the IsoEnergy Meeting.

Solicitation of Proxies

To encourage your vote participation, you may be contacted by directors, officers, employees, consultants or agents of IsoEnergy by telephone, email, internet, facsimile, in person or by other means of communication, or by IsoEnergy’s proxy solicitation agent and shareholder communications advisor, Laurel Hill, who has been engaged by IsoEnergy in connection with the IsoEnergy Meeting. The total cost of soliciting proxies and mailing the IsoEnergy Meeting Materials to IsoEnergy Shareholders will be borne by IsoEnergy.

In connection with communicating with IsoEnergy Shareholders in respect of the Arrangement, Laurel Hill is expected to receive a fee of $40,000 for services provided, plus an amount per call to retail holders of IsoEnergy Shares as well as the reimbursement of its reasonable out-of-pocket expenses.

IsoEnergy may use Broadridge’s QuickVote™ service to assist eligible NOBOs with voting their IsoEnergy Shares over the telephone. Certain NOBOs may be contacted by Laurel Hill, which is soliciting proxies on behalf of the management of IsoEnergy, to conveniently obtain voting instructions directly over the telephone.

IsoEnergy will not be relying on the notice-and-access delivery procedures outlined in NI 54-101 to distribute copies of proxy-related materials in connection with the IsoEnergy Meeting. IsoEnergy does not intend to pay for Intermediaries to forward to copies of the IsoEnergy Meeting Materials to OBOs.

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How to Vote

How you can vote depends on whether you are a Registered IsoEnergy Shareholder or a Beneficial IsoEnergy Shareholder. The different voting options are summarized below, and more details are provided in the following sections. Please follow the appropriate voting option based on whether you are a Registered IsoEnergy Shareholder or a Beneficial IsoEnergy Shareholder. In order to streamline the virtual meeting process, the Company encourages IsoEnergy Shareholders to vote in advance of the IsoEnergy Meeting using the form of proxy or voting instruction form, as applicable, mailed to them.

Voting by Proxyholder

Registered IsoEnergy Shareholders

The persons named in the enclosed form of proxy are executive officers of IsoEnergy and have agreed to act as the IsoEnergy proxyholders. You have the right to appoint someone other than the persons designated in the enclosed form of proxy, who need not be an IsoEnergy Shareholder, to attend and act on your behalf at the IsoEnergy Meeting by printing the name of the person you want in the blank space provided or by completing and delivering another suitable form of proxy.

On any ballot, the proxyholders named in the accompanying form of proxy will vote, withhold from voting or vote against (as applicable), your IsoEnergy Shares in accordance with your instructions. In respect of any matter for which a choice is not specified, the persons named in the accompanying form of proxy will vote at their own discretion, except where management recommends that IsoEnergy Shareholders vote in favour of a matter, in which case the nominees will vote FOR the approval of the Share Issuance Resolution and FOR the approval of the Share Consolidation Resolution.

The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the IsoEnergy Meeting. As of the date of this Circular, management of IsoEnergy knows of no such amendment, variation or other matter that may come before the IsoEnergy Meeting. However, if any amendment, variation or other matter should properly come before the IsoEnergy Meeting, the nominees named in the accompanying form of proxy intend to vote thereon in accordance with the nominee’s best judgment or as stated above.

A form of proxy will not be valid unless it is signed by the Registered IsoEnergy Shareholder, or by the Registered IsoEnergy Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered IsoEnergy Shareholder that is a corporation, your proxy should have the seal of the corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. If you execute a proxy as an attorney for an individual Registered IsoEnergy Shareholder, or as an officer or attorney of a Registered IsoEnergy Shareholder that is a corporation, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy to IsoEnergy’s transfer agent, Computershare Investor Services Inc. (“Computershare”) by mail to Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or by toll free fax at 1-866-249-7775 in North America. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Toronto time) on November 29, 2024, or 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned or postponed IsoEnergy Meeting (the “Proxy Deadline”). Late proxies may be accepted or rejected by the Chair of the IsoEnergy Meeting in his or her discretion.

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If you appoint someone other than the IsoEnergy nominees to be your proxyholder, that person must virtually attend and vote at the IsoEnergy Meeting for your vote to be counted. If you are appointing someone other than the IsoEnergy nominees as your proxy, you must register them with Computershare before the Proxy Deadline. If you do not register your proxyholder before the Proxy Deadline, they will not receive an invitation code to participate at the IsoEnergy Meeting. See “Appointment of Third-Party as Proxy” below for additional information on how Registered IsoEnergy Shareholders can appoint someone other than the IsoEnergy nominees as their proxyholder and register such proxyholder with Computershare.

Beneficial IsoEnergy Shareholders

Most IsoEnergy Shareholders are Beneficial IsoEnergy Shareholders because the IsoEnergy Shares they own are not registered in their name but are registered in the name of an Intermediary such as a bank, trust company, securities dealer or broker, trustee or administrator, of a self-administered RRSP, RRIF, or RESP or a clearing agency (such as CDS) of which the Intermediary is a participant.

Beneficial IsoEnergy Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to IsoEnergy are referred to as “NOBOs”. Those Beneficial IsoEnergy Shareholders who have objected to their Intermediary disclosing ownership information about themselves to IsoEnergy are referred to as “OBOs”.

In accordance with the requirements of NI 54-101, IsoEnergy has elected to distribute copies of the Notice of Meeting and this Circular (collectively, the “IsoEnergy Meeting Materials”) indirectly through intermediaries to the NOBOs and OBOs. Applicable regulatory policy requires intermediaries/brokers to whom IsoEnergy Meeting Materials have been sent to seek voting instructions from Beneficial IsoEnergy Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed to ensure that the Beneficial IsoEnergy Shareholder’s IsoEnergy Shares are voted at the IsoEnergy Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial IsoEnergy Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a scannable voting instruction form (“VIF”), instead of the form of proxy. Beneficial IsoEnergy Shareholders are requested to complete and return the VIF to Broadridge. Alternatively, Beneficial IsoEnergy Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website: www.proxyvote.com. Certain NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

The VIF must be returned as directed by Broadridge well in advance of the IsoEnergy Meeting to have the IsoEnergy Shares voted. Beneficial IsoEnergy Shareholders who receive forms of proxies or voting materials from organizations other than Broadridge should complete and return such forms of proxies or voting materials in accordance with the instructions on such materials to properly vote their IsoEnergy Shares at the IsoEnergy Meeting.

IsoEnergy does not intend to pay for Intermediaries to forward to OBOs under 54-101 the IsoEnergy Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive the materials unless the OBO’s intermediary assumes the cost of delivery.

Although Beneficial IsoEnergy Shareholders may not be recognized directly at the IsoEnergy Meeting for the purpose of voting IsoEnergy Shares registered in the name of their Intermediary, a Beneficial IsoEnergy Shareholder may attend the IsoEnergy Meeting as a proxyholder for an IsoEnergy Shareholder and vote IsoEnergy Shares in that capacity. Beneficial IsoEnergy Shareholders who wish to virtually attend the IsoEnergy Meeting and indirectly vote their IsoEnergy Shares as proxyholder for the Registered IsoEnergy Shareholder should contact their Intermediary well in advance of the IsoEnergy Meeting to determine the steps necessary to permit them to indirectly vote their IsoEnergy Shares as a proxyholder.

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If you are a Beneficial IsoEnergy Shareholder and wish to vote at the IsoEnergy Meeting, you have to insert your own name in the blank space provided on the form of proxy or voting instruction form sent to you by your Intermediary, follow the applicable instructions provided by your Intermediary and register yourself as your proxyholder, as described below under the heading “Appointment of Third-Party as Proxy”.

Attending the IsoEnergy Meeting Virtually

Registered IsoEnergy Shareholders and duly appointed proxyholders will have the opportunity to participate at the IsoEnergy Meeting via live webcast starting at 2:00 p.m. (Toronto time) on December 3, 2024. IsoEnergy Shareholders can participate using their smartphone, tablet or computer. Once logged in, Registered IsoEnergy Shareholders and duly appointed proxyholders will be able to listen to a live webcast of the IsoEnergy Meeting, ask questions online and submit votes in real time.

To participate online, Registered IsoEnergy Shareholders must have a valid 15-digit control number and duly appointed proxyholders must be registered with and have received an invitation code for the IsoEnergy Meeting from Computershare.

Registered IsoEnergy Shareholders and duly appointed proxyholders can participate in the IsoEnergy Meeting as follows:

•	Login at meetnow.global/M9YNP66 at least 15 minutes before the IsoEnergy Meeting starts. You will be able to log into the site up to 60 minutes prior to the start of the IsoEnergy Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (note: Internet Explorer is not a supported browser). Please ensure your browser is compatible.

•	Once the webpage above has loaded into your web browser, click “Join Meeting Now” and then select “Shareholder” on the login screen and enter a control number, if you are a Registered IsoEnergy Shareholder, or an invitation code, if you are a duly appointed proxyholder, before the start of the IsoEnergy Meeting.

o	Registered IsoEnergy Shareholders will receive a 15-digit control number, located either on the form of proxy or in the email notification provided to such IsoEnergy Shareholders.

o	Duly appointed proxyholders who have registered with Computershare in advance of the IsoEnergy Meeting as described in “Appointment of Third-Party as Proxy” below, will be provided with an invitation code by email from Computershare after the Proxy Deadline has passed.

•	If you have trouble logging in, contact Computershare using the telephone number provided at the bottom of the screen.

•	When successfully accessed, you can view the webcast, vote, ask questions and view IsoEnergy Meeting documents. If viewing on a computer, the webcast will appear automatically once the IsoEnergy Meeting has started.

•	Resolutions will be put forward for voting in the “Vote” tab. To vote, simply select your voting direction from the options shown. Be sure to vote on all resolutions using the numbered link, if one appears, within the “Vote” tab. Your vote has been cast when the check mark appears. Voting on all matters during the IsoEnergy Meeting will be conducted by electronic ballot. If you have already voted by proxy, it is important that you do not vote again during the IsoEnergy Meeting unless you intend to change your initial vote.

•	Any Registered IsoEnergy Shareholder or duly appointed proxyholder who has been authenticated and is attending the IsoEnergy Meeting online is eligible to partake in the discussion. To ask questions, access the “Q&A” tab, type your questions into the box at the bottom of the screen and then press the “Send” button. Only questions which are procedural in nature or directly related to motions before the IsoEnergy Meeting, will be addressed at the IsoEnergy Meeting.

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Only Registered IsoEnergy Shareholders and duly appointed proxyholders who have registered with Computershare in advance of the IsoEnergy Meeting will be entitled to submit questions and vote at the IsoEnergy Meeting. Beneficial IsoEnergy Shareholders who have not appointed themselves as proxyholders may attend the IsoEnergy Meeting by logging in to the IsoEnergy Meeting at meetnow.global/M9YNP66, clicking on the “Guest” link and completing the online form, including entering your name and email address. While Beneficial IsoEnergy Shareholders may attend the IsoEnergy Meeting, they will not be able to vote or submit questions at the IsoEnergy Meeting. If you are a Beneficial IsoEnergy Shareholder that wishes to attend and participate at the IsoEnergy Meeting, please follow the instructions below and under “Appointment of Third-Party as Proxy” for how you may appoint yourself as proxyholder and register with Computershare. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving an invitation code to participate in the IsoEnergy Meeting and the proxyholder will not be able to attend and vote at the IsoEnergy Meeting.

You will need the latest version of Chrome, Safari, Edge or Firefox to access the virtual IsoEnergy Meeting platform. Internet Explorer is not a supported browser. Please ensure your browser is compatible.

If you attend the IsoEnergy Meeting, it is important that you remain connected to the internet for the duration of the IsoEnergy Meeting to vote when balloting commences. It is your responsibility to ensure that you remain connected. You will be able to log into the IsoEnergy Meeting up to 60 minutes prior to the start of the IsoEnergy Meeting. IsoEnergy Shareholders and duly appointed proxyholders are encouraged to access the IsoEnergy Meeting 15 minutes before the IsoEnergy Meeting starts to allow ample time for the virtual log-in procedures prior to the start of the IsoEnergy Meeting.

The IsoEnergy Board unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution and FOR the Share Consolidation Resolution.

Appointment of Third-Party as Proxy

IsoEnergy Shareholders who wish to appoint themselves or a third-party proxyholder to represent them at the IsoEnergy Meeting, must submit their form of proxy or voting instruction form, as applicable, prior to registering the proxyholder. Registering the proxyholder is an additional step once the IsoEnergy Shareholder has submitted its proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the IsoEnergy Meeting.

To register a proxyholder, IsoEnergy Shareholders must visit the following link, https://www.computershare.com/isoenergy on or before the Proxy Deadline and provide Computershare with the proxyholder’s contact information, so that Computershare may provide the proxyholder with a passcode via email. Without a passcode, proxyholders will not be able to vote at the IsoEnergy Meeting.

If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote FOR the Share Issuance Resolution.

United States Beneficial IsoEnergy Shareholders

To virtually attend and vote at the IsoEnergy Meeting, United States Beneficial IsoEnergy Shareholders must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the IsoEnergy Meeting. Follow the instructions from your Intermediary included with these materials or contact your Intermediary to request a legal form of proxy. After first obtaining a valid legal proxy from your Intermediary, you must submit a copy of your valid legal proxy to Computershare to register to attend the IsoEnergy Meeting. Requests for registration should be sent by mail to: Computershare, 100 University Ave., 8th Floor, Toronto, Ontario, M5J 2Y1; or by email to USLegalProxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than the Proxy Deadline at 2:00 p.m. (Toronto time) on November 29, 2024. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the IsoEnergy Meeting and vote your shares at meetnow.global/M9YNP66 during the IsoEnergy Meeting. Please note that you are required to register your appointment at www.computershare.com/isoenergy.

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Revocation of Proxies

Registered IsoEnergy Shareholders

You can revoke your proxy by sending a new completed proxy form with a later date, provided that such new completed proxy form is received by Computershare by the Proxy Deadline. You can also revoke a vote you made by proxy by voting again by internet or by phone in accordance with the instructions set out in the form of proxy before the Proxy Deadline, voting during the IsoEnergy Meeting by logging into the IsoEnergy Meeting and following the procedures described above, or in any other manner permitted by law.

You can also revoke your proxy by sending a written note (the “Revocation Notice”) signed by you or your attorney if he or she has your written authorization. If you represent a Registered IsoEnergy Shareholder that is a corporation, your Revocation Notice must have the seal of that corporation, if applicable, and must be executed by an officer or an attorney, authorized in writing. The written authorization must accompany the Revocation Notice.

IsoEnergy must receive the Revocation Notice any time up to and including the last business day before the day of the IsoEnergy Meeting or the day the IsoEnergy Meeting is reconvened if it is postponed or adjourned. Please send the Revocation Notice to IsoEnergy’s registered office at: 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2.

If you are a Registered IsoEnergy Shareholder and use the 15-digit control number on your form of proxy to login to the IsoEnergy Meeting, you will revoke all previously submitted proxies and will be able to vote by ballot on the matters put forth at the IsoEnergy Meeting. If you do not wish to revoke all previously submitted proxies, do not enter your control number and instead join the IsoEnergy Meeting as a guest.

Beneficial IsoEnergy Shareholders

Only Registered IsoEnergy Shareholders have the right to revoke a proxy. Beneficial IsoEnergy Shareholders can change your vote by contacting your Intermediary right away, so they have enough time before the IsoEnergy Meeting to arrange to change the vote and, if necessary, revoke the proxy.

Quorum

Under IsoEnergy’s by-laws, the quorum for the IsoEnergy Meeting is two persons present in person, each being a IsoEnergy Shareholder entitled to vote at the IsoEnergy Meeting or a duly appointed proxy or proxyholder for an absent IsoEnergy Shareholder so entitled, holding or representing in the aggregate not less than 5% of the issued and outstanding IsoEnergy Shares carrying voting rights at the IsoEnergy Meeting. IsoEnergy Shareholders who attend, participate in and/or vote at the IsoEnergy Meeting online are deemed to be present at the IsoEnergy Meeting for all purposes, including quorum.

Voting Securities and Principal IsoEnergy Shareholders

The authorized share capital of IsoEnergy consists of an unlimited number of IsoEnergy Shares. Each IsoEnergy Shareholder is entitled to one vote for each IsoEnergy Share held by such holder. As of October 21, 2024, 178,808,200 IsoEnergy Shares were issued and outstanding.

There are no special rights or restrictions attached to the IsoEnergy Shares. The IsoEnergy Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends out of monies of IsoEnergy properly applicable to the payment of dividends if and when declared by the IsoEnergy Board and to participate rateably in the remaining assets of IsoEnergy in any distribution on a dissolution or winding-up.

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Any IsoEnergy Shareholder of record at the close of business on the Record Date who either personally attends the IsoEnergy Meeting or who has completed and delivered a proxy in the manner specified, subject to the provisions described above, will be entitled to vote or to have such IsoEnergy Shareholder’s IsoEnergy Shares voted at the IsoEnergy Meeting.

To the knowledge of the directors and executive officers of IsoEnergy, as at the Record Date the following is the only Person who beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of IsoEnergy carrying 10% or more of the voting rights attached to any class of voting securities of IsoEnergy, and after giving effect to the Arrangement, there will not be any new such Person, and the Arrangement will not have an effect on the control of IsoEnergy:

Name of IsoEnergy Shareholder(1)	Voting Securities of IsoEnergy Owned, Controlled or Directed	Percentage of the Class of Outstanding Voting Securities of IsoEnergy
NexGen Ltd.	58,614,985	32.8%(2)

Note:

(1)	The number and percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, has been obtained from publicly available filings.
(2)	To the knowledge of the directors and executive officers of IsoEnergy, after giving effect to the Arrangement, if at the Effective Time NexGen continues to hold 58,614,985 IsoEnergy Shares and if the maximum number of Anfield Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Anfield Options and Anfield Warrants as of October 30, 2024), such IsoEnergy Shares will represent approximately 26.1% of the outstanding IsoEnergy Shares.

Vote Counting

Votes by proxy are counted and tabulated by IsoEnergy’s transfer agent, Computershare.

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BUSINESS OF THE ISOENERGY MEETING

Share Issuance Resolution

As set out in the Notice of Meeting, at the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Share Issuance Resolution. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized in this Circular. See “The Arrangement” and “Transaction Agreements – The Arrangement Agreement”. This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the Plan of Arrangement, which has been filed by IsoEnergy under its profile on SEDAR+ at www.sedarplus.ca.

If completed, the Arrangement will result in IsoEnergy acquiring all of the issued and outstanding Anfield Shares on the Effective Date. Anfield will become a wholly-owned Subsidiary of IsoEnergy and IsoEnergy will continue the operations of IsoEnergy and Anfield on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Anfield Shareholders (excluding Dissenting Anfield Shareholders and IsoEnergy and its affiliates) will receive 0.031 of an IsoEnergy Share for each Anfield Share held at the Effective Time. In addition, pursuant to the Arrangement, holders of Anfield Options immediately prior to the Effective Time will receive Replacement Options which entitle the holders thereof to receive IsoEnergy Shares on exercise thereof, and each Anfield Warrant will, following the Effective Time, entitle the holder thereof to receive, for the same aggregate consideration, the number of IsoEnergy Shares that such Anfield Warrantholder would have been entitled to receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Anfield Shares to which such holder was theretofore entitled upon exercise of such Anfield Warrants.

As of October 30, 2024, there were 1,032,088,633 Anfield Shares issued and outstanding, up to 340,163,472 Anfield Shares issuable upon exercise of outstanding Anfield Warrants, and up to 91,467,828 Anfield Shares issuable upon exercise of outstanding Anfield Options. If the maximum number of Anfield Shares are issued and outstanding at the Effective Time (as a result of the exercise of outstanding Anfield Options and Anfield Warrants), IsoEnergy expects to issue approximately 46,282,822 IsoEnergy Shares to Anfield Shareholders in connection with the Arrangement, based on the number of Anfield Securities outstanding as of October 30, 2024, representing approximately 25.88% of the issued and outstanding IsoEnergy Shares as of October 30, 2024. The 46,282,822 IsoEnergy Shares issuable consists of: (i) up to 31,994,747 IsoEnergy Shares issuable to Anfield Shareholders pursuant to the Plan of Arrangement; (ii) up to 2,835,502 IsoEnergy Shares issuable upon the exercise of Replacement Options to be issued in exchange for Anfield options; (iii) up to 10,545,067 IsoEnergy Shares issuable upon the exercise Anfield Warrants to be assumed by IsoEnergy pursuant to the Arrangement, and (iv) 907,506 IsoEnergy Shares included as a 2% buffer to account for clerical and administrative matters.

Pursuant to Section 611(c) of the TSX Company Manual, the TSX requires shareholder approval in circumstances where the number of securities issued or issuable in connection with an acquisition will result in the issuance of 25% or more of an issuer’s outstanding securities on a non-diluted basis. In order to be effective, the Share Issuance Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting. The full text of the Share Issuance Resolution is included as “Appendix A – Share Issuance Resolution” attached to this Circular. The TSX will generally not require further security holder approval for the issuance of up to an additional 11,570,705 IsoEnergy Shares, such number being 25% of the number of IsoEnergy Shares approved by IsoEnergy Shareholders for the Arrangement.

If the Share Issuance Resolution is not approved by the requisite majority of IsoEnergy Shareholders at the IsoEnergy Meeting, the Arrangement cannot be completed. Notwithstanding the foregoing, the Share Issuance Resolution authorizes the IsoEnergy Board, without further notice to or approval of the IsoEnergy Shareholders, to revoke the Share Issuance Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

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If the Share Issuance Resolution is approved at the IsoEnergy Meeting, the Arrangement Resolution is approved at the Anfield Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to occur at the during December 2024.

The IsoEnergy Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement, has unanimously determined that the Arrangement is in the best interests of IsoEnergy and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Recommendation of the IsoEnergy Board”.

Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the Share Issuance Resolution.

Share Consolidation

As set out in the Notice of Meeting, at the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass, with or without variation, the Share Consolidation Resolution, to authorize an amendment to IsoEnergy’s articles to provide that: (i) the authorized capital of the Company be altered by consolidating all of the issued and outstanding IsoEnergy Shares on the basis of one Post-Consolidation Share for a number of pre-consolidation IsoEnergy Shares to be determined within a range of whole numbers between 2 and 5 outstanding pre-consolidation IsoEnergy Shares, with the exact ratio to be set within this range by the IsoEnergy Board in its sole discretion, at anytime prior to December 2, 2025 (the “Share Consolidation”); and (ii) any fractional Post-Consolidation Shares arising from the Share Consolidation will be deemed to have been tendered by their registered owner to IsoEnergy for cancellation for no consideration.

If the Share Consolidation Resolution is approved at the IsoEnergy Meeting, the Share Consolidation would only be implemented, if at all, upon a determination by the IsoEnergy Board that it is in the best interests of IsoEnergy and the IsoEnergy Shareholders. IsoEnergy would issue a press release announcing the specific consolidation ratio and the effective date of the Share Consolidation prior to filing Articles of Amendment with the Director under the OBCA to effect the Share Consolidation. The Share Consolidation would also be subject to the approval of the TSX. The IsoEnergy Board’s selection of the specific consolidation ratio will be based primarily on the then current and historical prices of the IsoEnergy Shares and expected stability of that price.

Notwithstanding approval of the proposed Share Consolidation Resolution, the IsoEnergy Board, in its sole discretion, may revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to IsoEnergy Shareholders. If the IsoEnergy Board does not implement the Share Consolidation prior to December 2, 2025, the authority granted by the Share Consolidation Resolution on these terms would lapse and be of no further force or effect.

Principal Reasons for Effecting the Consolidation

The IsoEnergy Board believes that it may be in the best interests of IsoEnergy and the IsoEnergy Shareholders to consolidate the number of IsoEnergy Shares in order to raise the per-share trading price of the IsoEnergy Shares with a view to exceeding any minimum trading price requirements in connection with a potential future listing of the IsoEnergy Shares on a recognized U.S. stock exchange (a “U.S. Exchange”). Although IsoEnergy has not applied to list the IsoEnergy Shares on a U.S. Stock Exchange as at the date hereof, and there can be no assurance that it will complete such an application or receive approval to complete a listing of the IsoEnergy Shares on a U.S. Exchange in the future, IsoEnergy is considering applying to list the IsoEnergy Shares on a U.S. Exchange in the near-term. IsoEnergy believes that pursuing a listing on a U.S. Exchange will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in the IsoEnergy Shares and increased research coverage from U.S. investment banks. Furthermore, establishing a higher market price could also enhance the marketability of the Post-Consolidation Shares by potentially broadening the pool of investors that may consider investing in IsoEnergy, including institutional and other investors whose internal investment policies prohibit or discourage them from purchasing shares trading below a certain minimum price.

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Principal Effects of the Consolidation

If the Share Consolidation is implemented, its principal effect will be to proportionately decrease the number of issued and outstanding IsoEnergy Shares by a factor equal to the consolidation ratio selected by the IsoEnergy Board. For illustrative purposes only, the following table sets forth, based on the number of IsoEnergy Shares issued and outstanding as of the Record Date, the number of Post-Consolidation Shares that would be issued and outstanding (disregarding any resulting fractional Post-Consolidation Shares and subject to any issuances occurring after such date) following the implementation of the Share Consolidation, at various consolidation ratios:

Consolidation Ratio	Outstanding Post-Consolidation Shares
one Post-Consolidation Share for every 2 pre-consolidation IsoEnergy Shares	89,404,100
one Post-Consolidation Share for every 5 pre-consolidation IsoEnergy Shares	35,761,640

Note:

1.	Based on 178,808,200 issued and outstanding IsoEnergy Shares as of the Record Date.

IsoEnergy does not expect the Share Consolidation itself to have any economic effect on holders of IsoEnergy Shares or securities convertible into or exercisable to acquire IsoEnergy Shares, except to the extent the Share Consolidation will result in fractional Post-Consolidation Shares. See “No Fractional Shares” below.

Voting rights and other rights of the holders of IsoEnergy Shares prior to the implementation of the Share Consolidation will not be affected by the Share Consolidation, other than as a result of the creation and disposition of fractional Post-Consolidation Shares as described below. The exercise or conversion price and the number of IsoEnergy Shares issuable under any outstanding convertible securities of IsoEnergy, including outstanding IsoEnergy Options and Debentures, will be adjusted in accordance with their respective terms on the same basis as the Share Consolidation.

No Fractional Shares

No fractional Post-Consolidation Shares will be issued in connection with the Share Consolidation and no cash will be paid in lieu of fractional Post-Consolidation Shares. In the event that an IsoEnergy Shareholder would otherwise be entitled to receive a fractional Post-Consolidation Share upon the completion of the Share Consolidation, such fractional Post-Consolidation Share will be deemed to have been tendered by its registered owner to IsoEnergy for cancellation for no consideration.

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No Dissent Rights

IsoEnergy Shareholders are not entitled to exercise any statutory dissent rights with respect to the Share Consolidation.

Accounting Consequences

If the Share Consolidation is implemented, net income or loss per share, and other per share amounts, will be increased because there will be fewer common shares of IsoEnergy issued and outstanding. In future financial statements, net income or loss per share and other per share amounts for periods ending before the Share Consolidation took effect would be recast to give retroactive effect to the Share Consolidation.

TSX Approval

Assuming IsoEnergy Shareholders approve the Share Consolidation Resolution at the IsoEnergy Meeting, and assuming that the IsoEnergy Board determines to proceed with the Share Consolidation, the Share Consolidation will be subject to acceptance by the TSX, and confirmation that, on a post-Share Consolidation basis, IsoEnergy would continue to meet all of the TSX’s continued listing requirements. If the TSX does not accept the Share Consolidation, IsoEnergy will not proceed with the Share Consolidation.

Effect on Share Certificates

If the Share Consolidation is approved by IsoEnergy Shareholders and subsequently implemented by the IsoEnergy Board, those Registered IsoEnergy Shareholders who will hold at least one Post-Consolidation Share will be required to exchange their share certificates representing pre-consolidation IsoEnergy Shares for share certificates or DRS Statements representing Post-Consolidation Shares.

If the Share Consolidation Resolution is implemented, IsoEnergy (or its transfer agent) will mail to each Registered IsoEnergy Shareholder a letter of transmittal in connection with the Share Consolidation. Each Registered IsoEnergy Shareholder must complete and sign a letter of transmittal after the Share Consolidation takes effect. The letter of transmittal will contain instructions on how to surrender to the transfer agent the certificate(s) representing the Registered IsoEnergy Shareholder’s pre-consolidation IsoEnergy Shares. The transfer agent will send to each Registered IsoEnergy Shareholder who follows the instructions provided in the letter of transmittal a share certificate or DRS Statement representing the number of Post-Consolidation Shares to which the Registered IsoEnergy Shareholder is entitled. Beneficial IsoEnergy Shareholders who hold their IsoEnergy Shares through Intermediaries and who have questions regarding how the Share Consolidation will be processed should contact their Intermediaries with respect to the Share Consolidation as Intermediaries may have different procedures for processing a consolidation than those that will be put in place by the Company for Registered IsoEnergy Shareholders.

Until surrendered to the transfer agent, each share certificate representing pre-consolidation IsoEnergy Shares will be deemed for all purposes to represent the number of Post-Consolidation Shares to which the Registered IsoEnergy Shareholder is entitled as a result of the Share Consolidation. No delivery of a new share certificate or DRS Statement to a IsoEnergy Shareholder will be made until the IsoEnergy Shareholder surrenders the certificates representing its pre-consolidation IsoEnergy Shares along with the letter of transmittal to the Company’s transfer agent in the manner detailed herein.

Any Registered IsoEnergy Shareholder whose old certificate(s) have been lost, destroyed or stolen will be entitled to a replacement share certificate only after complying with the requirements that IsoEnergy and its transfer agent customarily apply in connection with lost, stolen or destroyed certificates.

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The method chosen for delivery of share certificates and letters of transmittal to the Company’s transfer agent is the responsibility of the Registered IsoEnergy Shareholders and neither the transfer agent nor the Company will have any liability in respect of share certificates and/or letters of transmittal which are not actually received by the transfer agent.

REGISTERED ISOENERGY SHAREHOLDERS SHOULD NEITHER DESTROY NOR SUBMIT ANY SHARE CERTIFICATE UNTIL HAVING RECEIVED A LETTER OF TRANSMITTAL.

Risk Factors Associated with the Share Consolidation

Reducing the number of issued and outstanding common shares of IsoEnergy through the Share Consolidation is intended, absent other factors, to increase the per share price. However, the market price of the Post-Consolidation Shares following the Share Consolidation will also be affected by the Company’s financial and operational results, its financial position, including its liquidity and capital resources, the development of its operations, industry conditions, the market’s perception of the Company’s business and other factors, which are unrelated to the number of shares outstanding. Accordingly, there can be no assurance that the market price of the Post-Consolidation Shares will increase following the implementation of the Share Consolidation or that the Company will be able to satisfy the minimum trading price requirements of the applicable U.S. Exchange or that it would enable IsoEnergy to compete or maintain a listing of the IsoEnergy Shares on a U.S. Exchange. Further there can be no assurances that IsoEnergy will be able to satisfy the other listing requirements of an applicable U.S. Exchange.

The market price of the Post-Consolidation Shares immediately following the implementation of the Share Consolidation is expected to be approximately equal to the market price of the IsoEnergy Shares prior to the implementation of such consolidation multiplied by the applicable consolidation ratio; however, there can be no assurance that the anticipated market price immediately following the implementation of the Share Consolidation will be realized or, if realized, will be sustained. There is a risk that the total market capitalization of the Post-Consolidation Shares (the market price of the Post-Consolidation Shares multiplied by the number of Post-Consolidation Shares outstanding) after the implementation the Share Consolidation may be lower than the total market capitalization of the IsoEnergy Shares prior to the implementation of the Share Consolidation.

If the Share Consolidation is implemented and the market price of the Post-Consolidation Shares (adjusted to reflect the applicable consolidation ratio) declines, the percentage decline as an absolute number and as a percentage of the Company’s overall market capitalization may be greater than would have occurred if the Share Consolidation had not been implemented. Both the total market capitalization of IsoEnergy and the adjusted market price of the Post-Consolidation Shares following the Share Consolidation may be lower than they were before the Share Consolidation took effect. The reduced number of Post-Consolidation Shares that would be outstanding after the Share Consolidation is implemented could also adversely affect the liquidity of the Post-Consolidation Shares.

The Share Consolidation may result in some shareholders owning “odd lots” on a post-consolidation basis. Odd lot shares may be more difficult to sell, or may attract greater transaction costs per share to sell, and brokerage commissions and other costs of transactions in odd lots may be higher than the costs of transactions in “round lots.”

Tax Considerations

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF ANY CANADIAN OR U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, FOREIGN AND/OR OTHER TAX LAWS.

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Share Consolidation Resolution

The text of the Share Consolidation Resolution which will be submitted to IsoEnergy Shareholders at the IsoEnergy Meeting is set forth in Appendix B attached to this Circular. In order to be effective, the Share Consolidation must be approved by at least two-thirds of the votes cast by holders of IsoEnergy Shares present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

The IsoEnergy Board unanimously recommends that IsoEnergy Shareholders vote FOR the Share Consolidation Resolution.

Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the Share Consolidation Resolution.

Other Business

As of the date of this Circular, management of IsoEnergy is not aware of any other items of business to be considered at the IsoEnergy Meeting. If other matters are properly brought up at the IsoEnergy Meeting, IsoEnergy Shareholders can vote as they see fit and the enclosed proxy will be voted on such matters in accordance with the best judgment of the persons named in such proxies.

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THE ARRANGEMENT

Details of the Arrangement

On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which, among other things, IsoEnergy agreed to acquire all of the issued and outstanding Anfield Shares. The Arrangement will be effected pursuant to a court-approved Plan of Arrangement under the BCBCA pursuant to the terms of the Arrangement Agreement, the Interim Order and the Final Order. Subject to receipt of the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the Final Order and the satisfaction or waiver of certain other conditions, IsoEnergy will acquire all of the issued and outstanding Anfield Shares on the Effective Date. The Parties intend to rely upon the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof with respect to the issuance of the Consideration Shares pursuant to the Arrangement.

If completed, the Arrangement will result in IsoEnergy acquiring all of the issued and outstanding Anfield Shares on the Effective Date, and Anfield will become a wholly-owned subsidiary of IsoEnergy and IsoEnergy will continue the operations of IsoEnergy and Anfield on a combined basis. Pursuant to the Plan of Arrangement, at the Effective Time, Anfield Shareholders will receive 0.031 of an IsoEnergy Share for each Anfield Share held at the Effective Time.

Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2%, of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024, the last trading day prior to the Announcement Date. For further information regarding IsoEnergy following completion of the Arrangement, see “Appendix E – Information Concerning IsoEnergy following Completion of the Arrangement” attached to this Circular.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of IsoEnergy and Anfield and their respective legal and financial advisors, as more fully described herein.

The IsoEnergy Board, together with senior management, regularly reviews its overall corporate strategy and long-term strategic plan with the goal of enhancing shareholder value. In order to facilitate this review, the IsoEnergy Board occasionally engages external financial advisors to assist with its review and analysis of IsoEnergy’s various strategic alternatives and, in certain circumstances, IsoEnergy enters into confidentiality agreements as a prerequisite to engaging in strategic discussions and the sharing and receiving of information with third parties.

In the ordinary course of business IsoEnergy has had regular engagement with several industry peers for the purpose of seeking opportunities for collaboration, joint business development opportunities, asset acquisitions and divestitures and, in some circumstances, evaluation of more transformational strategic alternatives, including the potential for corporate-level combinations.

On January 17, 2024, at a regularly scheduled meeting of the IsoEnergy Board, IsoEnergy management delivered a presentation to the IsoEnergy Board including various opportunities for potential strategic acquisitions and divestitures as well as various combinations involving IsoEnergy, its assets or its mines. The presentation included various transaction alternatives, including a possible transaction with Anfield. Following extensive discussion, the IsoEnergy Board authorized IsoEnergy management to engage with Anfield regarding a potential transaction.

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On January 18, 2024, Philip Williams, the Chief Executive Officer and Director of IsoEnergy, met with representatives of Canaccord Genuity to discuss a potential transaction with Anfield.

On January 26, 2024, Mr. Williams had a telephone call with Corey Dias, Chief Executive Officer and Director of Anfield, to discuss IsoEnergy’s interest in a potential transaction with Anfield, including a range of potential transaction structures ranging from asset-level transactions to a corporate-level combination.

On March 7, 2024, Mr. Williams and Mr. Dias met in Toronto to discuss the potential transaction.

On March 14, 2024, IsoEnergy delivered an initial non-binding indicative proposal to Anfield, with respect to a potential share-for-share exchange transaction involving IsoEnergy and Anfield. Between April 2024 and July 2024, the Parties and their financial advisors held various discussions regarding the terms of the transaction and alternative transaction structures. Updated versions of the proposal were exchanged between the Parties based on these discussions and the advice of their respective financial and legal advisors.

On May 28, 2024, at a regularly scheduled meeting of the IsoEnergy Board, IsoEnergy management provided an update on the status of ongoing discussions with Anfield regarding a potential transaction and discussed the merits, opportunities, and potential risks of a transaction with Anfield. Discussion ensued and the IsoEnergy Board instructed senior management to continue to engage with Anfield on the terms discussed.

On July 19, 2024, IsoEnergy and Anfield entered into a confidentiality agreement, which contained mutual confidentiality and standstill provisions for a two-year term, to enable the provision of non-public information and facilitate further discussion between the Parties. Following execution of the confidentiality agreement, the Parties opened their respective data rooms and began sharing detailed technical, financial and legal due diligence information with each other and their respective advisors.

Between July 29, 2024 and August 28, 2024, as part of its ongoing technical due diligence, Marty Tunney, Chief Operating Officer of IsoEnergy, and other technical advisors of IsoEnergy completed site visits to, among others, Anfield’s Shootaring Canyon Mill, Velvet Wood Project, Slick Rock Project and Juan Tafoya Marquez Canyon Project. Members of each Party’s senior management team, together with their technical, corporate development and finance teams met in September 2024 to discuss the proposed transaction, including technical and financial due diligence matters.

On August 1, 2024, the IsoEnergy Board met with members of IsoEnergy’s management and received an update on the status of ongoing discussions with Anfield and the status of due diligence. Management delivered a presentation to the IsoEnergy Board regarding the strategic and other merits of the proposed transaction, including the results of its initial financial review based on publicly available information. Following discussion, the IsoEnergy Board directed senior management to continue to engage in discussions with Anfield and to negotiate and finalize the non-binding proposal on the terms discussed.

On August 7, IsoEnergy and Anfield entered into a non-binding letter of intent with respect to the proposed transaction. Pursuant to the letter of intent, Anfield agreed to negotiate exclusively with IsoEnergy with respect to a potential transaction until September 3, 2024.

On August 14, 2024, IsoEnergy sent an initial draft of the Arrangement Agreement to Anfield for its review and comment. Between August 14, 2024 and October 1, 2024, the Parties and their respective financial and legal advisors, negotiated the terms of the Arrangement, the Bridge Loan and the related transaction documents.

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On September 30, 2024, the IsoEnergy Board met via video conference with IsoEnergy’s senior management, together with representatives of Cassels and Canaccord Genuity, to review and consider the terms of the Arrangement. Representatives of IsoEnergy’s senior management delivered a presentation to the IsoEnergy Board regarding the strategic and other merits of the proposed transaction, including the results of its technical and financial due diligence review. Cassels reviewed the terms of the Arrangement Agreement and ancillary agreements to be entered into in connection with the Arrangement, and the IsoEnergy Board was provided with the opportunity to ask questions of IsoEnergy’s senior management and its legal and financial advisors. The IsoEnergy Board received an oral fairness opinion from Canaccord Genuity, that, as of September 30, 2024, and based upon and subject to the particular assumptions, limitations and qualifications set forth therein, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy. After discussion and consideration, including a review of the transaction terms, the Canaccord Fairness Opinion and other relevant matters, the IsoEnergy Board unanimously determined that the Arrangement and entering into the Arrangement Agreement are in the best interest of IsoEnergy, unanimously approved IsoEnergy entering into the Arrangement Agreement and unanimously resolved to recommend that IsoEnergy Shareholders vote in favour of the Share Issuance Resolution.

Throughout the day and evening of October 1, 2024, IsoEnergy and Anfield, assisted by their respective legal and financial advisors, finalized the terms of the Arrangement Agreement and other transaction documents. On the evening of October 1, 2024, Canaccord Genuity confirmed by email that the conclusion reached in the Canaccord Fairness Opinion delivered orally to the IsoEnergy Board on September 30, 2024, remained valid as of October 1, 2024.

IsoEnergy and Anfield executed the Arrangement Agreement and the other ancillary agreements late in the evening on October 1, 2024 and jointly announced the Arrangement prior to markets opening on October 2, 2024.

Recommendation of the IsoEnergy Board

The IsoEnergy Board, having undertaken a thorough review of, and having carefully considered the terms of the Arrangement and the Arrangement Agreement, and after consultation with representatives of IsoEnergy’s senior management, its financial and legal advisors and having received and taken into account the Canaccord Fairness Opinion and such other matters as it considered necessary and relevant, including the factors set out below under the heading “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of IsoEnergy and authorized IsoEnergy to enter into the Arrangement Agreement and all related agreements. Accordingly, the IsoEnergy Board unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

Reasons for the Recommendation of the IsoEnergy Board

In reaching its conclusions and formulating its recommendation, the IsoEnergy Board consulted with IsoEnergy’s senior management and its legal and financial advisors. The IsoEnergy Board also reviewed a significant amount of technical, financial and operational information relating to IsoEnergy and Anfield and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous recommendation of the IsoEnergy Board that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

•	Expected Expansion of Near-Term U.S. Uranium Production Capacity – The combined portfolio (the “Combined Portfolio”) of permitted past-producing mines and development projects in the Western U.S. is expected to provide IsoEnergy with substantial increased uranium production potential in the short, medium and long term.

•	Ownership of Shootaring Canyon Mill – Completion of the Arrangement secures ownership of the Shootaring Canyon Mill, one of only three permitted conventional uranium mills in the U.S., and which is located adjacent to IsoEnergy’s Tony M Mine. A production reactivation plan has been submitted to the UDEQ for the Shootaring Canyon Mill. The plan addresses the updating of the mill's radioactive materials licence from its current standby status to operational status as well as to increase throughput from 750 stpd to 1,000 stpd and expand licensed annual production capacity from 1 million lbs U₃O₈ to 3 million lbs U₃O₈. IsoEnergy has existing toll-milling agreements in place with Energy Fuels for its White Mesa Mill to provide additional processing flexibility for certain of IsoEnergy’s mines.

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•	Complimentary Project Portfolio Provides Immediate Operational Synergies – Benefits from the proximity of the Combined Portfolio in Utah and Colorado are expected to include, reduced transportation costs, increased operational flexibility for mining and processing, reduction in G&A on a per pound basis, and risk diversification through multiple production sources.

•	Aligned with Goal of Building a Multi-Asset Uranium Producer in Tier-One Jurisdictions – Beyond the impressive Combined Portfolio in the U.S., the pro forma company will have a robust pipeline of development and exploration-stage projects in tier-one uranium jurisdictions, including the world’s highest grade published indicated uranium mineral resource in Canada’s Athabasca Basin.

•	Well-Timed to Capitalize on Strong Momentum in the Nuclear Industry – Recent industry headlines relating to increasing demand and support for nuclear power are expected to drive uranium demand, and by extension, prices, coinciding with expected production and development of the Combined Portfolio.

•	Enhanced Capital Markets Profile with Strong Shareholder Base. The Arrangement is expected to provide IsoEnergy with greater access to capital and trading liquidity, strengthened position for future M&A, expanded research coverage and increased attractiveness among investors and utilities. Additionally, the pro forma company will be backed by corporate and institutional investors of both companies, including, NexGen, Mega Uranium, enCore Energy, Energy Fuels and Uranium ETFs.

•	Business Climate and Review of Strategic Alternatives. The IsoEnergy Board has periodically reviewed a range of strategic alternatives for creating shareholder value, and in the ordinary course of business IsoEnergy has had regular engagement with several industry peers in that regard, including other potential transactions. The IsoEnergy Board consulted with its financial and legal advisors, and reviewed the current and prospective business climate in the uranium industry and other strategic opportunities reasonably available to IsoEnergy, including continuation as an independent enterprise, potential acquisitions and various combinations of IsoEnergy or its mineral properties by way of joint venture or otherwise, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities. IsoEnergy believes that following completion of the Arrangement, it will be better positioned to continue its strategy of pursuing growth through M&A, while focusing on its core assets in the Athabasca Basin and the U.S.

•	Other Factors. The IsoEnergy Board also carefully considered the Arrangement with reference to current economic, industry, and market trends affecting each of IsoEnergy and Anfield, information concerning mineral reserves and mineral resources, business, operations, properties, assets, financial condition, operating results and prospects of each of IsoEnergy and Anfield, the historical trading prices of the IsoEnergy Shares and the Anfield Shares and taking into account the results of IsoEnergy’s due diligence review of Anfield and its properties.

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In making its determinations and recommendations, the IsoEnergy Board also observed that a number of procedural safeguards were in place and present to permit the IsoEnergy Board to protect the interests of IsoEnergy, IsoEnergy Shareholders and other IsoEnergy stakeholders. These procedural safeguards include, among others:

•	Canaccord Fairness Opinion. The IsoEnergy Board received the Canaccord Fairness Opinion from Canaccord Genuity to the effect that, as of October 1, 2024, and based upon and subject to the assumptions, limitations, qualifications and other matters set out therein, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy. See “Appendix F – Canaccord Fairness Opinion”.

•	Arm’s length transaction. The Arrangement Agreement is the result of comprehensive arm’s length negotiations. The IsoEnergy Board took an active role in negotiating the materials terms of the Arrangement Agreement and the Arrangement Agreement includes terms and conditions that are reasonable in the judgment of the IsoEnergy Board.

•	Support of Board, Management Team and Significant Shareholders. All of the directors and executive management of IsoEnergy, and certain significant shareholders of IsoEnergy, have entered into support and voting agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement.

•	Conduct of IsoEnergy’s business. The IsoEnergy Board believes that the restrictions imposed on IsoEnergy’s business and operations during the pendency of the Arrangement are reasonable and not unduly burdensome.

•	Shareholder Approval. The Share Issuance Resolution must be approved by the affirmative vote of at least a majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting.

The IsoEnergy Board also considered a variety of risks and other potentially negative factors relating to the Arrangement including but not limited to those matters described under the heading “Risk Factors”. The IsoEnergy Board believes that, overall, the anticipated benefits of the Arrangement to IsoEnergy outweigh these risks and negative factors.

The foregoing summary of the information and factors considered by the IsoEnergy Board in reaching its determination and recommendation is not intended to be exhaustive but includes the material information and factors considered by the IsoEnergy Board in its consideration of the Arrangement. In view of the wide variety of factors and the amount of information considered in connection with the IsoEnergy Board’s evaluation of the Arrangement and the complexity of these matters, the IsoEnergy Board did not find it practicable to, and did not quantify or otherwise attempt to assign any relative weight to these factors. In addition, individual members of the IsoEnergy Board may have given different weights to different factors.

Canaccord Fairness Opinion

IsoEnergy retained Canaccord Genuity to act as its financial advisor in connection with the Arrangement. As part of this mandate, Canaccord Genuity was requested to provide the IsoEnergy Board with its opinion as to the fairness, from a financial point of view, of the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement, to IsoEnergy.

In connection with the Arrangement, Canaccord Genuity provided the IsoEnergy Board with an oral opinion, which was subsequently confirmed in writing, that, on the basis of and subject to the particular assumptions, limitations and qualifications set forth therein, Canaccord Genuity is of the opinion that, as of October 1, 2024, the Share Consideration to be paid by IsoEnergy pursuant to the Arrangement is fair, from a financial point of view, to IsoEnergy.

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The full text of the Canaccord Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Canaccord Fairness Opinion, is included as “Appendix F – Canaccord Fairness Opinion” attached to this Circular. This summary of the Canaccord Fairness Opinion is qualified in its entirety by the full text of the opinion and IsoEnergy Shareholders are urged to, and should, read the Canaccord Fairness Opinion in its entirety.

The Canaccord Fairness Opinion was prepared at the request of and for the information and assistance of the IsoEnergy Board in connection with its consideration of the Arrangement. The Canaccord Fairness Opinion does not address the underlying business decision to proceed with or effect the Arrangement or the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to IsoEnergy. The Canaccord Fairness Opinion does not constitute a recommendation as to whether or not IsoEnergy Shareholders should vote in favour of the Share Issuance Resolution or any other matter. The Canaccord Fairness Opinion is one of a number of factors taken into account by the IsoEnergy Board in approving the terms of the Arrangement Agreement and the Plan of Arrangement, determining that the Arrangement is in the best interests of IsoEnergy and unanimously recommending that IsoEnergy Shareholders vote FOR the Share Issuance Resolution.

Canaccord Genuity was engaged by IsoEnergy to provide IsoEnergy with financial advisory services in connection with the Arrangement, including advice and assistance to the IsoEnergy Board in evaluating the Arrangement. Pursuant to the terms of the engagement letter with the Canaccord Genuity, dated September 30, 2024, IsoEnergy agreed to pay Canaccord Genuity a fixed fee for rendering its opinion, no part of which is contingent upon the opinion being favourable or upon completion of the Arrangement or any alternative transaction, and an additional fee for its services in connection with the Arrangement, which is contingent upon the completion of the Arrangement. In addition, if the Arrangement is not completed and a break-up fee or termination fee is paid to IsoEnergy, IsoEnergy has agreed to pay Canaccord Genuity a portion of such fee. IsoEnergy has also agreed to reimburse Canaccord Genuity for its reasonable out-of-pocket expenses and to indemnify Canaccord Genuity in certain circumstances. Neither Canaccord Genuity nor any of its affiliates is an insider, associate or affiliate (as such terms are defined in applicable Canadian Securities Laws) of IsoEnergy or Anfield.

Description of the Plan of Arrangement

The following description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement, which has been filed by IsoEnergy on its SEDAR+ profile at www.sedarplus.ca.

If the Share Issuance Resolution is approved at the IsoEnergy Meeting, the Arrangement Resolution is approved at the Anfield Meeting, the Final Order is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing and effective as at the Effective Time, which is expected to be at 12:01 a.m. (Vancouver time) on the Effective Date, which is expected to occur in December 2024. Commencing and effective as of the Effective Time on the Effective Date, each of the events set out below will occur and will be deemed to occur sequentially in the following order without any further authorization, act or formality of or by Anfield, IsoEnergy, or any other person:

(a)	each Anfield Share held by a Dissenting Anfield Shareholder will be, and will be deemed to be, transferred by the holder thereof, free and clear of all Liens, to IsoEnergy in consideration for a debt claim against IsoEnergy for an amount as determined in accordance with the provisions of the Plan of Arrangement, and: (i) such Dissenting Anfield Shareholder will cease to be the holder of each such Anfield Share or to have any rights as an Anfield Shareholder other than the right to be paid the fair value for each such Anfield Share in accordance with the provisions of the Plan of Arrangement; and (ii) the name of such Dissenting Anfield Shareholder will be removed from the register of the Anfield Shareholders maintained by or on behalf of Anfield;

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(b)	each Anfield Share (excluding any Anfield Shares held by a Dissenting Anfield Shareholder) will be, and will be deemed to be transferred by the holder thereof, free and clear of all Liens, to IsoEnergy and, in exchange therefor, IsoEnergy will issue the Share Consideration for each Anfield Share, in accordance with the provisions of the Plan of Arrangement, and: (i) the holders of such Anfield Shares will cease to be the holders of such Anfield Shares and to have any rights as holders of such Anfield Shares, other than the right to be issued the Share Consideration by IsoEnergy in accordance with the Plan of Arrangement; (ii) such holders’ names will be removed from the register of the Anfield Shareholders maintained by or on behalf of the Anfield; and (iii) IsoEnergy will be, and shall be deemed to be, the transferee of such Anfield Shares, free and clear of all Liens, and will be entered in the register of the Anfield Shareholders maintained by or on behalf of the Anfield as the holder of such Anfield Shares; and

(c)	each Anfield Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent, will cease to represent an option or other right to acquire Anfield Shares and shall be exchanged in accordance with the Plan of Arrangement for an option issued in accordance with the IsoEnergy LTIP (a “Replacement Option”) to purchase from IsoEnergy the number of IsoEnergy Shares (rounded down to the nearest whole number) equal to: (i) the Exchange Ratio, multiplied by (ii) the number of Anfield Shares subject to such Anfield Option immediately prior to the Effective Time, at an exercise price per IsoEnergy Share (rounded up to the nearest whole cent) equal to (A) the exercise price per Anfield Share otherwise purchasable pursuant to such Anfield Option immediately prior to the Effective Time, divided by (B) the Exchange Ratio. Except as set out above, all terms and conditions of such Replacement Option, including conditions to and manner of exercising, will be the same as the Anfield Option so exchanged, and any document evidencing an Anfield Option shall thereafter evidence and be deemed to evidence such Replacement Option; provided that, it is intended that the provisions of subsection 7(1.4) of the Tax Act (and any corresponding provision of provincial tax legislation) shall apply to such exchange of a Anfield Option for a Replacement Option. Notwithstanding the foregoing, in the event that the Replacement Option In-The-Money Amount in respect of a Replacement Option exceeds the Anfield Option In-The-Money Amount in respect of the Anfield Option exchanged therefor, the exercise price per IsoEnergy Share of such Replacement Option will be increased accordingly with effect at and from the Effective Time by the minimum amount necessary to ensure that the Replacement Option In-The-Money Amount in respect of the Replacement Option does not exceed the Anfield Option In-The-Money Amount in respect of the Anfield Option exchanged therefor.

If completed, the Arrangement will result in the issuance, at the Effective Time, of 0.031 of an IsoEnergy Share for each Anfield Share held by former Anfield Shareholders (excluding Dissenting Anfield Shareholders) at the Effective Time. Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2% of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024, the last trading day prior to the Announcement Date.

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Anfield Warrants

In accordance with the terms of each of the Anfield Warrants, each Anfield Warrantholder will, upon the exercise of its Anfield Warrants, be entitled to receive and will accept for the same aggregate consideration, upon such exercise, in lieu of the number of Anfield Shares to which such holder was theretofore entitled upon exercise of such Anfield Warrants, the aggregate number of IsoEnergy Shares that such holder would have been entitled to be issued and receive if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Anfield Shares to which such holder was theretofore entitled upon exercise of such Anfield Warrants.

Each Anfield Warrant shall continue to be governed by and be subject to the terms of the applicable warrant indenture or certificate, subject to any supplemental documents to be entered into or issued by IsoEnergy and Anfield to Anfield Warrantholders to facilitate the exercise of the Anfield Warrants and the payment of the corresponding exercise price thereof.

Timing for Completion of the Arrangement

Subject to the provisions of the Arrangement Agreement, the Arrangement will become effective at the Effective Time on the Effective Date, being the date upon which all of the conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Arrangement Agreement, and all documents agreed to be delivered thereunder have been delivered to the satisfaction of the recipient, acting reasonably.

The Effective Date will be the date upon which IsoEnergy and Anfield agree in writing, or in the absence of such agreement, three Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement as set out in the Arrangement Agreement (excluding any conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions). If the IsoEnergy Meeting and Anfield Meeting are held as scheduled and are not adjourned and/or postponed and the IsoEnergy Shareholder Approval is obtained and the Anfield Shareholder Approval is obtained, it is expected that Anfield will apply for the Final Order approving the Arrangement on December 6, 2024. If the Final Order is obtained in a form and substance satisfactory to IsoEnergy and Anfield, and the applicable conditions to completion of the Arrangement are satisfied or waived by the applicable Party, the Parties expect the Effective Date to occur in December 2024, following the receipt of any required Regulatory Approvals or consents, including CFIUS Approval; however, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this date if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be unilaterally extended by a Party for up to an additional 60 days (in five to 15-day increments) if the only unsatisfied condition is the CFIUS Approval, or extended by mutual agreement of the Parties.

Although the objective of IsoEnergy and Anfield is to have the Effective Date occur as soon as reasonably practicable after the IsoEnergy Meeting and the Anfield Meeting, the Effective Date could be delayed for several reasons, including, but not limited to, any delay in obtaining any required Regulatory Approvals or consents, including CFIUS Approval. IsoEnergy or Anfield may determine not to complete the Arrangement without prior notice to, or action on the part of, IsoEnergy Shareholders or Anfield Shareholders. See “Transaction Agreements – The Arrangement Agreement – Termination”.

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REGULATORY MATTERS AND APPROVALS

Other than the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the CFIUS Approval, the Final Order, the necessary approval of the TSX for the listing of the IsoEnergy Shares issuable pursuant to the Arrangement, and the necessary approval of the TSXV for the delisting of the Anfield Shares, IsoEnergy is not aware of any material approval, consent or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained in order to complete the Arrangement, as applicable. In the event that any such approvals or consents are determined to be required, such approvals or consents will be sought. Any such additional requirements could delay the Effective Date or prevent the completion of the Arrangement. While there can be no assurance that any regulatory consents or approvals that are determined to be required will be obtained, IsoEnergy currently anticipates that any such consents and approvals that are determined to be required will have been obtained or otherwise resolved by the Effective Date, as applicable.

Shareholder Approvals

IsoEnergy Shareholder Approval

At the IsoEnergy Meeting, IsoEnergy Shareholders will be asked to consider and, if thought advisable, to pass, the Share Issuance Resolution, the full text of which is set out in Appendix A attached to this Circular.

In order to be effective, the Share Issuance Resolution must be approved, with or without variation, by the affirmative vote of at least a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting. If the Share Issuance Resolution is not approved by the requisite majority of IsoEnergy Shareholders at the IsoEnergy Meeting, the Arrangement cannot be completed.

Notwithstanding the foregoing, the Share Issuance Resolution authorizes the IsoEnergy Board, without further notice to or approval of the IsoEnergy Shareholders, to revoke the Share Issuance Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

The IsoEnergy Board has approved the terms of the Arrangement Agreement and the Plan of Arrangement and unanimously recommends that IsoEnergy Shareholders vote FOR the Share Issuance Resolution. See “The Arrangement – Reasons for the Recommendation of the IsoEnergy Board”.

Unless otherwise instructed, the persons designated in the enclosed form of proxy intend to vote FOR the Share Issuance Resolution.

Anfield Shareholder Approval

At the Anfield Meeting, Anfield Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolution. In order for the Arrangement to become effective, as provided in the Interim Order and by the BCBCA, the Arrangement Resolution must be approved, with or without variation, by the affirmative vote of: (i) at least two-thirds of the votes cast on the Arrangement Resolution by Anfield Shareholders, present or represented by proxy and entitled to vote at the Anfield Meeting, and (ii) at least a simple majority of the votes cast on the Arrangement Resolution by Anfield Shareholders, present or represented by proxy and entitled to vote at the Anfield Meeting, excluding for the purposes of (ii) the votes for Anfield Shares held or controlled by certain interested persons as described in items (a) through (d) of Section 8.1(2) of MI 61-101. If the Arrangement Resolution is not approved by the requisite majority of Anfield Shareholders at the Anfield Meeting, the Arrangement cannot be completed.

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Notwithstanding the foregoing, the Arrangement Resolution authorizes the Anfield Board, without further notice to or approval of the Anfield Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to revoke the Arrangement Resolution at any time prior to the Effective Time if they decide not to proceed with the Arrangement.

Court Approvals

The Arrangement requires approval by the Court under Section 291 of the BCBCA. On October 31, 2024, Anfield obtained the Interim Order providing for the calling and holding of the Anfield Meeting and other procedural matters and filed the Notice of Application for Final Order to approve the Arrangement.

Under the Arrangement Agreement, Anfield is required to seek the Final Order as soon as reasonably practicable, but in any event not later than two Business Days following the approval of the Arrangement Resolution by the Anfield Shareholders at the Anfield Meeting. The Court hearing in respect of the Final Order is expected to take place on or about December 6, 2024.

At the hearing of the application for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Arrangement. The Court has broad discretion under the BCBCA when making orders with respect to the Arrangement. The Court may approve the Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Depending upon the nature of any required amendments, IsoEnergy and/or Anfield may determine not to proceed with the transactions contemplated in the Arrangement Agreement.

Prior to the hearing on the Final Order, the Court will be informed that the Parties intend to rely on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof for the issuance of the Consideration Shares to Anfield Shareholders in exchange for their Anfield Shares, on the basis of the Final Order.

Regulatory Approvals

Pursuant to the Arrangement Agreement, it is a condition precedent to completion of the Arrangement that CFIUS Approval has been obtained without the imposition by CFIUS of any Burdensome Condition. Pursuant to the Arrangement Agreement, the Parties have also agreed to use their respective commercially reasonable efforts to obtain all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority or any third party in order to consummate the Arrangement, including the CFIUS Approval, and to discharge their respective obligations under the Arrangement Agreement or under applicable Laws in connection with the Arrangement and the Arrangement Agreement

See “Transaction Agreements – The Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

To the knowledge of the Parties, there are no filings, consents, waiting periods or approvals required to be made with, applicable to, or required to be received from any Governmental Authority prior to the Effective Date in connection with the Arrangement, except for the CFIUS Approval and the Court’s granting of the Final Order, which are each conditions to the completion of the Arrangement. It is also a condition to the completion of the Arrangement that the TSX will have conditionally approved or authorized the listing of the Consideration Shares to be issued pursuant to the Arrangement. IsoEnergy has applied to list the Consideration Shares to be issued in connection with the Arrangement on the TSX and has received conditional approval from the TSX. Final approval of the TSX is conditional on the satisfaction by IsoEnergy of customary conditions to listing imposed by the TSX. See “– Stock Exchange Listing Approval”. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.

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CFIUS Approval

Section 721 of the DPA authorizes CFIUS to review any “covered transaction,” as defined in Section 800.213 of the CFIUS Regulations and to mitigate or remove any risk or threat to the national security of the United States. Under the CFIUS Regulations, a “covered transaction” includes any transaction by or with a foreign person, including mergers, acquisitions, and other transactions, that could result in foreign control of any “U.S. business,” as defined under Section 800.252 of the CFIUS Regulations.

Whether to make a voluntary filing is a business decision made by both parties and is generally recommended if a “covered transaction” may be viewed as potentially creating a U.S. national security risk. Obtaining approval from CFIUS gives the transaction a “safe harbor” from any further national security review, while a transaction that is not filed with CFIUS remains open to a required filing by CFIUS at a later date and, in certain circumstances, a forced divestiture if other remedial modifications to the transaction are not possible.

The proposed acquisition of Anfield under the Arrangement Agreement is a “covered transaction” subject to CFIUS jurisdiction because it would result in the control of a U.S. business by a “foreign person,” as defined under Section 800.224 of the CFIUS Regulations. IsoEnergy is a foreign person under the CFIUS Regulations because, among other things, it is a company organized under the laws of Canada, has its principal place of business in Canada and has its equity securities primarily traded on a Canadian exchange. Anfield is a U.S. business because it engages in interstate commerce in the United States, given that its direct wholly-owned subsidiaries are incorporated in the United States and hold assets in the form of real and personal property in the United States, in addition to certain U.S. permits and legal rights related to mining.

Parties can notify CFIUS of a covered transaction through a notice filing or a short-form declaration. In the case of a declaration, parties must provide certain proscribed information about the foreign investor, the U.S. business, and the transaction. Once CFIUS accepts the declaration, CFIUS has a 30-day period within which to assess the underlying transaction, after which CFIUS will: (1) issue the CFIUS Approval, (2) take no position on the transaction, or (3) request that the parties file a long-form “notice,” which would involve a review period of up to 45 days, followed, if necessary, by an investigation period of up to 45 days.

Through a notice filing, parties must provide more detailed prescribed information about the foreign person, the U.S. business, and the transaction. The parties first submit a pre-filing draft of the notice and then incorporate revisions in response to comments from CFIUS. After that, the parties submit a formal notice filing and, once accepted by CFIUS, CFIUS has an initial 45-day period within which to review the transaction, followed, if necessary, by an investigation period of up to 45 days. In extraordinary matters, there is also the possibility of an additional 15-day investigation period and a separate 15-day period for Presidential review.

Based on a review by IsoEnergy management, the IsoEnergy Board does not believe that Anfield is a “TID U.S. business” because, under Section 800.248 of the CFIUS Regulations: (a) Anfield does not produce, design, test, manufacture, fabricate, or develop any “critical technology” within the meaning of Section 800.215 of the CFIUS Regulations; (b) neither Anfield nor any of its mining projects or properties is, or in the case of Anfield performs a function with respect to, a “covered investment critical infrastructure” as defined in the CFIUS Regulations; and (c) Anfield does not maintain or collect, directly or indirectly, “sensitive personal data” of U.S. citizens, as that term is defined in Section 800.241 of the CFIUS Regulations.

Currently, none of Anfield’s U.S. properties are in the production stage and so Anfield is not producing any nuclear products, byproduct material, or source material. Additionally, even if it could be said that Anfield is producing any nuclear products, Anfield does not possess any information about uranium mining that is not otherwise in the public domain. While the lack of current development and production of uranium obviates mandatory CFIUS disclosure, the parties have agreed to submit a voluntary short-form declaration to CFIUS seeking approval of the Arrangement Agreement.

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Stock Exchange Listing Approval and Delisting Matters

The IsoEnergy Shares are currently listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the OTCQX under the symbol “ISENF”.

Pursuant to the Arrangement Agreement, IsoEnergy has agreed to apply for and use reasonable best efforts to obtain approval for the listing for trading on the TSX of the IsoEnergy Shares issuable pursuant to the Arrangement and it is a condition to the completion of the Arrangement that the TSX shall have conditionally approved the listing of the Consideration Shares issuable pursuant to the Arrangement on the TSX. IsoEnergy has applied to list the IsoEnergy Shares to be issued in connection with the Arrangement on the TSX and has received conditional approval from the TSX, subject to filing certain documents following the closing of the Arrangement. It is a listing requirement of the TSX that the Share Issuance Resolution is approved by the affirmative vote of at least a simple majority of the votes cast by IsoEnergy Shareholders present virtually or represented by proxy and entitled to vote at the IsoEnergy Meeting. See “Transaction Agreements – the Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The Anfield Shares are currently listed and posted for trading on the TSXV under the symbol “AEC”, and are also listed on the Frankfurt Stock Exchange under the symbol “0AD” and on the OTCQB under the symbol “ANLDF. The Anfield Listed Warrants are also listed on the TSXV under the symbol “AEC.WT”. It is a condition to implementation of the Arrangement that Anfield will have obtained the necessary conditional approval of the TSXV in respect of the Arrangement. The TSXV has conditionally approved the Arrangement and the delisting of the Anfield Shares following the Effective Time, subject to the filing of certain documents following the closing of the Arrangement.

IsoEnergy intends to have the Anfield Shares delisted from the TSXV and each other exchange upon which the Anfield Shares are listed or posted for trading or quoted as promptly as possible following the Effective Date (anticipated to be effective two or three Business Days following the Effective Date).

Pursuant to the Arrangement Agreement, Anfield has agreed to use its best efforts to ensure that the Anfield Listed Warrants are delisted in connection with closing of the Arrangement, including without limitation, calling and holding a meeting of the holders of the Anfield Listed Warrants for purposes of considering a resolution approving the delisting of the Anfield Listed Warrants and having the Anfield Board recommend that holders of the Listed Anfield Warrants vote in favour of such resolutions. In connection with the Anfield Meeting, Anfield intends to have a vote of the holders of the Anfield Listed Warrants to approve delisting the Anfield Listed Warrants from the TSXV; however, it is not a condition precedent to completion of the Arrangement that the Anfield Listed Warrants be delisted from the TSXV. If the holders of the Anfield Listed Warrants do not approve the delisting of the Anfield Listed Warrants, the Anfield Listed Warrants will be delisted from the TSXV and redesignated and be listed on the TSX under IsoEnergy’s trading symbol, as “ISO.WT”, but will remain outstanding securities of Anfield, exercisable for IsoEnergy Shares as adjusted in accordance with the Exchange Ratio.

Canadian Securities Law Matters

Status Under Canadian Securities Laws

IsoEnergy is a reporting issuer in each of the Provinces and Territories of Canada. The IsoEnergy Shares are currently listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the OTCQX under the symbol “ISENF”. It is anticipated that, following completion of the Arrangement, the IsoEnergy Shares will continue to be listed and posted for trading on the TSX under the symbol “ISO” and listed on the OTCQX under the symbol “ISENF”.

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Anfield is a reporting issuer in Alberta and British Columbia. The Anfield Shares are currently listed and posted for trading on the TSXV under the symbol “AEC”, and are also listed on the Frankfurt Stock Exchange under the symbol “0AD” and on the OTCQB under the symbol “ANLDF”. Following the Effective Date, the Anfield Shares will be delisted from the TSXV as promptly as possible following completion of the Arrangement (anticipated to be effective two or three Business Days following the Effective Date). Subject to applicable Laws and the delisting of the Anfield Listed Warrants, IsoEnergy will apply promptly following the Effective Time to the applicable Canadian Securities Authorities to have Anfield cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate Anfield’s reporting obligations in Canada.

Distribution and Resale of IsoEnergy Shares under Canadian Securities Laws

The distribution of the IsoEnergy Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable Canadian Securities Laws. The IsoEnergy Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) the trade is not a “control distribution” as defined NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for IsoEnergy Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling security holder is an insider or officer of IsoEnergy, the selling security holder has no reasonable grounds to believe that IsoEnergy is in default of applicable Securities Laws.

U.S. Securities Law Matters

The Consideration Shares issuable to Anfield Shareholders in exchange for their Anfield Shares as part of the Arrangement have not been and will not be registered under the U.S. Securities Act or applicable state securities laws, and such Consideration Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court granted the Interim Order on October 31, 2024 and, subject to the approval of the Arrangement Resolution by the Anfield Shareholders, and the approval of the Share Issuance Resolution by the IsoEnergy Shareholders, among other things, a hearing for a Final Order approving the Plan of Arrangement and such issuance of Consideration Shares will be held on or about December 6, 2024 by the Court. See “Regulatory Matters and Approvals – Court Approvals”. Prior to the hearing on the Final Order, the Court will be informed of the Parties’ intention to rely on the Final Order as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) thereof. All Anfield Shareholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Final Order of the Court will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the Consideration Shares issuable in connection with the Arrangement.

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The Consideration Shares to be received by Anfield Shareholders in exchange for their Anfield Shares upon the completion of the Arrangement may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 promulgated under the U.S. Securities Act) of IsoEnergy at the time of such resale or who have been affiliates of IsoEnergy within 90 days before such resale. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by or are under common control with the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the issuance and resale of Consideration Shares received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

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RISK FACTORS

In assessing the Arrangement, readers should carefully consider the risks described below which relate to the Arrangement and the failure to complete the Arrangement. IsoEnergy Shareholders should also carefully consider the risk factors relating to IsoEnergy described under the heading “Risk Factors” in the IsoEnergy AIF and the risk factors relating to Anfield described under the heading “Risk Factors” in the Anfield AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to IsoEnergy, may also adversely affect Anfield or IsoEnergy prior to the Arrangement or following completion of the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement is subject to satisfaction or waiver of several conditions precedent.

Completion of the Arrangement is subject to satisfaction or waiver of several conditions, some of which are outside of the control of IsoEnergy, including, among other things, the receipt of the IsoEnergy Shareholder Approval, the Anfield Shareholder Approval, the Final Order, the CFIUS Approval and the approval of the TSX for the listing of the Consideration Shares. In addition, completion of the Arrangement is conditional on, among other things, there not having occurred an IsoEnergy Material Adverse Effect or an Anfield Material Adverse Effect, Anfield Shareholders not having validly exercised Dissent Rights with respect to more than 5% of the issued and outstanding Anfield Shares, and the satisfaction of certain other customary closing conditions. There can be no certainty, nor can IsoEnergy provide any assurance, that all conditions precedent to the Arrangement will be satisfied or waived, or, if satisfied or waived, when they will be satisfied or waived and, accordingly, the Arrangement may not be completed.

See “Transaction Agreements – the Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The Arrangement Agreement may be terminated the Parties in certain circumstances.

The Arrangement Agreement may be terminated by the Parties in certain circumstances, in which case the Arrangement will not be completed. Accordingly, there is no certainty, nor can IsoEnergy provide any assurance, that the Arrangement Agreement will not be terminated by either IsoEnergy or Anfield before the completion of the Arrangement.

If the Arrangement is not completed and IsoEnergy decides to seek another acquisition, there can be no assurance that it will be able to find an asset or target company for acquisition at an equivalent or more attractive price than the Share Consideration to be paid pursuant to the Arrangement.

See “Transaction Agreements – The Arrangement Agreement – Termination”.

The failure to complete the Arrangement could negatively impact IsoEnergy and have an adverse impact on the market price of the IsoEnergy Shares and/or on the current and future business, financial condition and prospects of IsoEnergy.

If the Arrangement is not completed for any reason, including a failure to satisfy the conditions precedent or a termination of the Arrangement Agreement, there are risks that such failure to complete the Arrangement could adversely impact the market price of the IsoEnergy Shares to the extent that the current market price of the IsoEnergy Shares reflects a market assumption that the Arrangement will be completed. Depending on the reasons for the Arrangement not being completed, such failure to complete the Arrangement could have an adverse impact on the current and future business, operations, results of operations, financial condition and prospects of IsoEnergy.

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The market value of the IsoEnergy Shares to be issued in connection with the Arrangement has and may continue to fluctuate between the date of the Arrangement Agreement and the completion of the Arrangement.

The Exchange Ratio is fixed and will not change due to fluctuations in the market price of IsoEnergy Shares or Anfield Shares. The market price of the IsoEnergy Shares or Anfield Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between IsoEnergy’s and Anfield’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. The underlying cause of any such change in relative market price may constitute an Anfield Material Adverse Effect or an IsoEnergy Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement or otherwise entitle either Party to terminate the Arrangement Agreement. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the IsoEnergy Shares that Anfield Shareholders may receive on the Effective Date. There can also be no assurance that the trading price of the IsoEnergy Shares will not decline following the completion of the Arrangement. Accordingly, the market value represented by the Exchange Ratio will also vary.

The issuance of IsoEnergy Shares and a resulting “market overhang” could adversely affect the market price of the IsoEnergy Shares following completion of the Arrangement.

On completion of the Arrangement, a significant number of additional IsoEnergy Shares will be issued and available for trading in the public market. The increase in the number of IsoEnergy Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the IsoEnergy Shares.

The issuance of IsoEnergy Shares in connection with the Arrangement could result in the dilution of ownership and voting interests of current IsoEnergy Shareholders.

As a result of the issuance of IsoEnergy Shares in connection with the Arrangement, the ownership and voting interests of IsoEnergy Shareholders in IsoEnergy will be diluted, relative to current proportional ownership and voting interests.

IsoEnergy and Anfield may be the targets of legal claims, securities class actions, derivative lawsuits and other claims.

IsoEnergy and Anfield may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against IsoEnergy and Anfield seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

In addition, political and public attitudes towards the Arrangement could result in negative press coverage and other adverse public statements affecting IsoEnergy and Anfield. Adverse press coverage and other adverse statements could lead to investigations by regulators, legislators and law enforcement officials or in legal claims or otherwise negatively impact the ability of IsoEnergy to take advantage of various business and market opportunities. The direct and indirect effects of negative publicity, and the demands of responding to and addressing it, may have a material adverse effect on IsoEnergy’s business, financial condition and results of operations.

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IsoEnergy and Anfield will incur substantial transaction fees and costs in connection with the proposed Arrangement.

IsoEnergy and Anfield have incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs relating to obtaining required shareholder and regulatory approvals. Additional unanticipated costs may be incurred by IsoEnergy in the course of coordinating the businesses of IsoEnergy and Anfield after the completion of the Arrangement. If the Arrangement is not completed, IsoEnergy will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. IsoEnergy is liable for its own costs incurred in connection with the Arrangement. In addition, if the Arrangement is not completed for certain reasons, IsoEnergy may be required to pay an expense reimbursement to Anfield. Such costs may be significant and could have an adverse effect on IsoEnergy’s future results of operations, cash flows and financial condition.

Prior to the Effective Date, the Arrangement may divert the attention of IsoEnergy’s management.

The pending Arrangement could cause the attention of IsoEnergy’s management to be diverted from the day-to-day operations of IsoEnergy. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of IsoEnergy if the Arrangement is not completed, and on the business of IsoEnergy following the Effective Date.

The IsoEnergy Board considered financial projections prepared by IsoEnergy management in connection with the Arrangement. Actual performance of IsoEnergy and Anfield may differ materially from these projections.

The IsoEnergy Board considered, among other things, certain projections, prepared by IsoEnergy management, with respect to each of Anfield (the “Anfield Projections”) and IsoEnergy (the “IsoEnergy Projections”, together with the Anfield Projections, the “Projections”). All such projections are based on assumptions and information available at the time the Projections were prepared. IsoEnergy does not know whether the assumptions made will be realized. Such information can be adversely affected by known or unknown risks and uncertainties, many of which are beyond IsoEnergy’s and Anfield’s control. Further, financial forecasts of this type are based on estimates and assumptions that are inherently subject to risks and other factors such as company performance, industry performance, legal and regulatory developments, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of IsoEnergy and Anfield, including the factors described in this “Risk Factors” section and under “Forward-Looking Information”, which factors and changes may impact such forecasts or the underlying assumptions. As a result of these contingencies, there can be no assurance that the Projections will be realized or that actual results will not be significantly higher or lower than projected. In view of these uncertainties, the references to the Projections in this Circular should not be regarded as an indication that IsoEnergy, the IsoEnergy Board, or any of its advisors or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results.

The Projections were prepared by IsoEnergy management for internal use and to, among other things, assist IsoEnergy in evaluating the Arrangement. The Projections were not prepared with a view toward public disclosure or toward compliance with IFRS, published guidelines of applicable securities regulatory authorities or the guidelines established by the Chartered Professional Accountants for preparation and presentation of prospective financial information. Neither KPMG LLP, IsoEnergy’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the Projections.

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There could be unknown or undisclosed risks or liabilities of Anfield for which IsoEnergy is not permitted to terminate the Arrangement Agreement.

While IsoEnergy conducted due diligence with respect to Anfield prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Anfield for which IsoEnergy is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect IsoEnergy’s financial performance and results of operations. IsoEnergy could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on IsoEnergy’s business, financial condition and results of operations.

IsoEnergy has not verified the reliability of the information regarding Anfield included in, or which may have been omitted from, this Circular.

Unless otherwise indicated, all historical information regarding Anfield contained in this Circular, including all Anfield financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of Anfield by IsoEnergy, has been derived from Anfield’s publicly disclosed information or provided by Anfield. Although IsoEnergy has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Anfield’s publicly disclosed information, including the information about or relating to Anfield contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect IsoEnergy’s operational and development plans and IsoEnergy’s business, financial condition and results of operations.

The exercise of Dissent Rights may impact cash resources or result in the Arrangement not being completed.

Registered holders of Anfield Shares have the right to exercise Dissent Rights and demand payment equal to the fair value of their Anfield Shares in cash. If Dissent Rights are properly exercised in respect of a significant number of Anfield Shares, IsoEnergy will be obliged under the Arrangement Agreement to make a substantial cash payment to such Anfield Shareholders, which could have an adverse effect on IsoEnergy’s financial condition and cash resources. Further, IsoEnergy’s obligation to complete the Arrangement is conditional upon Anfield Shareholders holding no more than 5% of the outstanding Anfield Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Anfield Shareholders exercise Dissent Rights in respect of more than 5% of the outstanding Anfield Shares.

Uncertainty surrounding the Arrangement could adversely affect IsoEnergy’s or Anfield’s retention of suppliers and personnel and could negatively impact future business and operations.

The Arrangement is dependent upon the satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, IsoEnergy’s and Anfield’s suppliers may delay or defer certain decisions regarding their ongoing business with IsoEnergy and Anfield, respectively. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of IsoEnergy, regardless of whether the Arrangement is ultimately completed. Similarly, current and prospective employees of IsoEnergy may experience uncertainty about their future roles until such time as IsoEnergy’s plans with respect to such employees are determined and announced. This may adversely affect IsoEnergy’s ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

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The Canaccord Fairness Opinion does not reflect changes in circumstances that may have occurred or that may occur between the date of the Arrangement Agreement and the completion of the Arrangement.

The IsoEnergy Board has not obtained an updated opinion from Canaccord Genuity as of the date of this Circular, nor does it expect to receive an updated, revised or reaffirmed opinion prior to the completion of the Arrangement. Changes in the operations and prospects of IsoEnergy and Anfield, general market and economic conditions and other factors that may be beyond the control of the Parties, and on which the Canaccord Fairness Opinion was based, may significantly alter the value of IsoEnergy or Anfield or the market price of the IsoEnergy Shares or the Anfield Shares by the time the Arrangement is completed. The Canaccord Fairness Opinion does not speak as of the time the Arrangement will be completed or as of any date other than the date of such opinion. Since the Canaccord Fairness Opinion will not be updated, such opinion will not address the fairness of the Share Consideration, from a financial point of view, at the time the Arrangement is completed. The IsoEnergy Board Recommendation, however, is made as of the date of this Circular. See “The Arrangement – Canaccord Fairness Opinion”.

Risk Factors Relating to IsoEnergy Following Completion of the Arrangement

The anticipated benefits of the Arrangement may not be realized.

Achieving the benefits of the Arrangement depends in part on the ability of IsoEnergy to effectively capitalize on its scale, to realize the anticipated capital and operating synergies, to profitably sequence the growth prospects of its asset base and to maximize the potential of its improved growth opportunities and capital funding opportunities as a result of combining the businesses and operations of IsoEnergy and Anfield.

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on IsoEnergy’s ability to realize the anticipated growth opportunities and synergies from integrating IsoEnergy’s and Anfield’s respective businesses, following completion of the Arrangement. The integration of IsoEnergy’s and Anfield’s businesses requires the dedication of substantial effort, time and resources on the part of IsoEnergy’s management which may divert the focus of IsoEnergy’s management and resources from other strategic opportunities available to IsoEnergy following completion of the Arrangement and from operational matters during this process.

In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of IsoEnergy and Anfield. There can be no assurance that IsoEnergy’s management will be able to integrate the operations of the business or assets successfully or achieve any of the synergies or other benefits that are anticipated as a result of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to integration have not yet been made. These decisions and the integration of the companies and assets may present challenges to IsoEnergy’s management, including the integration of systems and personnel of the companies which may be geographically separated, unanticipated liabilities, and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of their respective management to maintain relationships with clients, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of IsoEnergy’s operations after completion of the Arrangement could be adversely affected if IsoEnergy cannot identify, attract and retain key employees to assist in the integration and operation of IsoEnergy and Anfield.

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The consummation of the Arrangement may also pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although each of IsoEnergy and Anfield and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that IsoEnergy will be aware of any and all liabilities of Anfield. As a result of these factors, it is possible that certain benefits expected from the Arrangement may not be realized. Any inability of management to successfully integrate the operations could have a material adverse effect on the business, financial condition and results of operations of IsoEnergy.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of IsoEnergy’s financial condition or results of operations following completion of the Arrangement.

The unaudited pro forma consolidated financial information included in this Circular is presented for illustrative purposes only to show the effect of the Arrangement and should not be considered to be an indication of the financial condition or results of operations of IsoEnergy following completion of the Arrangement. For example, the pro forma consolidated financial information has been prepared using the consolidated historical financial statements of IsoEnergy and of Anfield and do not represent a financial forecast or projection. In addition, the pro forma consolidated financial information included in this Circular is based in part on certain assumptions regarding the Arrangement. These assumptions may not prove to be accurate, and other factors may affect IsoEnergy’s results of operations or financial condition following completion the Arrangement. Accordingly, the historical and pro forma consolidated financial information included in this Circular does not necessarily represent IsoEnergy’s results of operations and financial condition had IsoEnergy and Anfield operated as a combined entity during the periods presented, or of IsoEnergy’s results of operations and financial condition following the Arrangement.

In preparing the pro forma consolidated financial information contained in this Circular, IsoEnergy has given effect to, among other items, the completion of the Arrangement and the issuance of the Consideration Shares. The unaudited pro forma consolidated financial information does not reflect all of the costs that are expected to be incurred by IsoEnergy in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating IsoEnergy and Anfield is not reflected in the pro forma consolidated financial information. See also the notes to the unaudited pro forma consolidated financial information of IsoEnergy and Anfield included in “Appendix G – Unaudited Pro Forma Financial Information” attached to this Circular.

Failure by IsoEnergy and/or Anfield to comply with applicable Laws prior to the Arrangement could subject IsoEnergy to penalties and other adverse consequences following completion of the Arrangement.

IsoEnergy and Anfield are subject to the United States Foreign Corrupt Practices Act and the Corruption of Foreign Public Officials Act (Canada). The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party’s internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. A failure by IsoEnergy or Anfield to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject IsoEnergy to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of IsoEnergy following completion of the Arrangement. Investigations by governmental authorities could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of IsoEnergy following completion of the Arrangement.

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IsoEnergy and Anfield are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labor standards, money laundering, terrorist financing and other matters in the jurisdictions in which they operate. A failure by either of IsoEnergy or Anfield to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject IsoEnergy to other liabilities, including fines, prosecution and reputational damage, all of which could have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of IsoEnergy following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of IsoEnergy or Anfield prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of IsoEnergy following completion of the Arrangement.

Following the Arrangement, the trading price of the IsoEnergy Shares cannot be guaranteed, may be volatile and could be less than, on an adjusted basis, the current trading prices of IsoEnergy and Anfield due to various market-related and other factors.

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Securities of companies in the mining industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the mining industry. There can be no assurance that continuing fluctuations in price will not occur. The market price per IsoEnergy Share is also likely to be affected by changes in IsoEnergy’s financial condition or results of operations. Other factors unrelated to the performance of IsoEnergy that may have an effect on the price of IsoEnergy Shares include the following: changes in the market price of the commodities that IsoEnergy and Anfield sell and purchase; current events affecting the economic situation in Canada, Australia and internationally; trends in the global mining industries; regulatory and/or government actions, rulings or policies; changes in financial estimates and recommendations by securities analysts or rating agencies; acquisitions and financings; the economics of current and future projects and operations of IsoEnergy and Anfield; quarterly variations in operating results; the operating and share price performance of other companies, including those that investors may deem comparable; the issuance of additional equity securities by IsoEnergy or the perception that such issuance may occur; and purchases or sales of blocks of IsoEnergy Shares.

Mineral Resource figures pertaining to IsoEnergy’s and Anfield’s properties are only estimates and are subject to revision based on developing information.

Information pertaining to IsoEnergy’s and Anfield’s mineral resource estimates presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral resources attributable to any specific property of IsoEnergy or Anfield are based on accepted engineering and evaluation principles. Furthermore, we have not reviewed in detail the methodology used by Anfield in preparing mineral resource estimates in respect of its properties and accordingly there is no assurance that such estimates will not change following our review of the methodology.

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TRANSACTION AGREEMENTS

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to IsoEnergy Shareholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. IsoEnergy Shareholders are urged to read the Arrangement Agreement carefully and in its entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is subject to, and qualified in its entirety by reference to the full text of the Arrangement Agreement, which is incorporated by reference herein and has been filed by IsoEnergy on its SEDAR+ profile at www.sedarplus.ca.

In reviewing the Arrangement Agreement and this summary, please remember that this summary has been included to provide IsoEnergy Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about IsoEnergy, Anfield or any of their subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

•	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by IsoEnergy Shareholders or other investors or are qualified by reference to an IsoEnergy Material Adverse Effect or Anfield Material Adverse Effect, as applicable, or in the case of Anfield, by the disclosure letter executed by Anfield dated October 1, 2024 and delivered in connection with the Arrangement Agreement.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Representations and Warranties

The representations and warranties relate to, among other things, organization and qualification; subsidiaries; corporate power and authority relative to the Arrangement Agreement; required approvals; no violation of constating documents or certain agreements; capitalization; absence of shareholder and similar agreements; reporting issuer status and Securities Law matters; U.S. Securities Laws matters; financial statements; undisclosed liabilities; auditors; absence of certain changes; compliance with Laws; absence of sanctions; permits; litigation; insolvency; interest in properties; expropriation; technical matters; employment matters; health and safety matters; U.S. antitrust matters; foreign investment matters; environmental matters; opinions of financial advisors; approval of the IsoEnergy Board and Anfield Board and, as applicable, the committees thereof; ownership of shares of the other Party; arrangements with securityholders;

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The Arrangement Agreement also contains certain representations and warranties made solely by Anfield with respect to operational matters; payments under contracts; cultural heritage; insurance; books and records; non-arm’s length transactions; financial advisors or brokers; collateral benefits; restrictions on business activities; indemnification agreements; employment, severance and change of control agreements; equipment; work programs; absence of Native American claims; non-governmental organizations and community groups; Taxes; contracts, acceleration of benefits; pensions and employee benefits; employee matters; intellectual property; and certain representations and warranties made solely by IsoEnergy with respect to the Consideration Shares.

Covenants

IsoEnergy and Anfield have agreed to certain covenants that will be in force between the date of the Arrangement Agreement and the Effective Time. Set forth below is a brief summary of certain of those covenants.

Efforts to Obtain Required Anfield Shareholder Approval

The Arrangement Agreement requires Anfield to hold the Anfield Meeting as soon as reasonably practicable after the Interim Order is issued, and in any event, not later than December 3, 2024, and to use its commercially reasonable efforts to schedule the Anfield Meeting to occur on the same day as and prior to the IsoEnergy Meeting.

In general, Anfield is not permitted to adjourn the Anfield Meeting except as required for quorum purposes or as required by Law or a Governmental Authority. However, if Anfield provides IsoEnergy with notice of a Superior Proposal less than ten Business Days prior to the Anfield Meeting, Anfield may, and upon the request of IsoEnergy, Anfield will, adjourn or postpone the Anfield Meeting to a date that is not more than ten days after the scheduled date of the Anfield Meeting, provided, however, that the Anfield Meeting will not be adjourned or postponed to a date later than the tenth Business Day prior to the Outside Date.

Efforts to Obtain Required IsoEnergy Shareholder Approval

The Arrangement Agreement requires IsoEnergy to hold the IsoEnergy Meeting as soon as reasonably practicable after the Interim Order is issued, in any event, not later than December 3, 2024, and to use its commercially reasonable efforts to schedule the IsoEnergy Meeting to occur on the same day as and following the Anfield Meeting.

In general, IsoEnergy is not permitted to adjourn the IsoEnergy Meeting except as required for quorum purposes or as required by Law or a Governmental Authority. However, in the event that the Anfield Meeting is adjourned or postponed, IsoEnergy may adjourn or postpone the IsoEnergy Meeting so that it occurs on the same day as and following the Anfield Meeting.

Conduct of Business

Anfield has undertaken until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), except (a) with the IsoEnergy’s prior consent in writing, (b) as expressly permitted or specifically contemplated by the Arrangement Agreement, (c) as set out in the Anfield budget, or (d) as is otherwise required by applicable Law or any Governmental Authority to (i) conduct its and its respective subsidiaries’ businesses only in the ordinary course of business consistent in all respects with past practice, in accordance with applicable Laws and in accordance with the Anfield budget, (ii) comply with the terms of all of its material contracts, and (iii) use commercially reasonable efforts to maintain and preserve intact its and its respective subsidiaries’ business organizations, assets, properties, rights, goodwill and business relationships and to keep available the services of their respective officers, employees and consultants as a group.

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Without limiting the generality of the foregoing, Anfield has undertaken not to, and to cause its subsidiaries not to, directly or indirectly, among other things:

(a)           alter or amend the articles, notice of articles or other constating documents of Anfield or its subsidiaries;

(b)           declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of Anfield or its subsidiaries;

(c)           split, divide, consolidate, combine or reclassify or otherwise amend the terms of the Anfield Shares or any other securities of Anfield or its subsidiaries;

(d)           other than as specified in the Arrangement Agreement, issue, sell, grant, award, pledge, dispose of or otherwise encumber or agree to issue, sell, grant, award, pledge, dispose of or otherwise encumber any Anfield Shares or other equity or voting interests of Anfield or its subsidiaries;

(e)            redeem, purchase or otherwise acquire or subject to any Lien, any of the outstanding Anfield Shares or other securities or securities convertible into or exchangeable or exercisable for Anfield Shares or any such other securities or any shares or other securities of its subsidiaries;

(f)            adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of Anfield or its subsidiaries;

(g)           reorganize, amalgamate or merge Anfield or any of its subsidiaries with any other person;

(h)           create any subsidiary or enter into any contracts or other arrangements regarding the control or management of the operations, or the appointment of governing bodies or enter into any joint venture;

(i)            except as specified in the Arrangement Agreement, make any material changes to any of its accounting policies, principles, methods, practices or procedures (including by adopting any material new accounting policies, principles, methods, practices or procedures);

(j)            sell, pledge, lease, licence, dispose of, mortgage or encumber or otherwise transfer any assets or properties of Anfield or its subsidiaries;

(k)           acquire or agree to acquire, directly or indirectly any corporation, partnership, association or other business organization or division thereof or any property or asset, or make any investment, directly or indirectly, by the purchase of securities, contribution of capital, property transfer, or purchase of any property or assets of any other person;

(l)            other than as specified in the Arrangement Agreement, incur any capital expenditures, incur any indebtedness or issue any debt securities, or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person;

(m)          other than as specified in the Arrangement Agreement, pay, discharge or satisfy any claim, liability or obligation prior to the same being due;

(n)           settle or compromise any action, claim or other Proceeding;

(o)           engage in any new business, enterprise or other activity that is inconsistent with the existing businesses of Anfield;

(p)           terminate, fail to renew, cancel, waive, release, grant or transfer any rights that are material to Anfield;

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(q)           other than as specified in the Arrangement Agreement, enter into any material contract, or terminate, cancel, extend, renew or amend, modify or change any material contract or waive, release, or assign any material rights or claims thereto or thereunder;

(r)            grant to any officer, director or consultant of Anfield or its subsidiaries an increase in compensation in any form, enter into or modify any employment or consulting agreement with any officer, director or consultant of Anfield or its subsidiaries or take any action with respect to the grant, acceleration or increase of any severance, change of control, retirement, retention or termination pay or amend any existing arrangement relating to the foregoing;

(s)           amend the Anfield Equity Incentive Plan, or adopt or make any contribution to or any award under any new performance share unit plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of any current or former employee, director or consultant of Anfield or its subsidiaries;

(t)            take any action to accelerate the time of payment of any compensation or benefits, amend or waive any performance, vesting or settlement criteria or accelerate vesting or settlement under the Anfield Equity Incentive Plan;

(u)           establish, adopt, enter into, amend or terminate any collective bargaining agreement or recognize any collective bargaining representative for any employees;

(v)           make any loan to any officer, director, employee or consultant of the Company or its subsidiaries;

(w)          make an application to amend, terminate, allow to expire or lapse or otherwise modify any of its Permits; or

(x)           take any action which would render any representation or warranty made by Anfield in the Arrangement Agreement untrue or inaccurate in any material respect.

IsoEnergy has undertaken, until the Effective Time (or, if earlier, the date the Arrangement Agreement is terminated in accordance with its terms), except (a) with Anfield’s consent in writing, (b) as expressly permitted or specifically contemplated by the Arrangement Agreement, or (c) as is otherwise required by applicable Law or any Governmental Authority that it and its material subsidiaries will use commercially reasonable efforts to maintain and preserve intact its and their business organizations, assets, properties, rights, Permits, goodwill and business relationships in all material respects and to keep available the services of its officers, employees and consultants.

In addition, IsoEnergy has undertaken not to, directly or indirectly, among other things:

(a)           alter or amend its articles, by-laws or other constating documents in a manner that would be materially adverse to the Anfield Shareholders;

(b)           amend the IsoEnergy Shares in a manner that would be materially adverse to the Anfield Shareholders;

(c)           split, divide, consolidate, combine or reclassify IsoEnergy Shares or any other securities of IsoEnergy in a manner that would be materially adverse to the Anfield Shareholders;

(d)           adopt a plan of liquidation or pass any resolution providing for the liquidation or dissolution of IsoEnergy or any of IsoEnergy’s material subsidiaries; or

(e)           amalgamate or merge IsoEnergy with any other person.

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In addition, each of the Parties has agreed to notify the other Party of (a) any event, circumstance or development that has had or would reasonably be expected to have, individually or in the aggregate, an Anfield Material Adverse Effect or IsoEnergy Material Adverse Effect, as applicable, (b) any breach of the Arrangement Agreement by it, or (iii) any event occurring after the date of the Arrangement Agreement that would render a representation or warranty by it, if made on that date or the Effective Date, inaccurate.

Performance of Obligations under the Arrangement Agreement

Each of IsoEnergy and Anfield has covenanted and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, it will:

(a)           use commercially reasonable efforts to complete the Arrangement and not to take any action, or refrain from taking any commercially reasonable action, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement;

(b)           use commercially reasonable efforts to satisfy all conditions precedent in the Arrangement Agreement;

(c)           use commercially reasonable efforts to obtain all necessary waivers, consents and approvals required to be obtained in order to complete the Arrangement;

(d)           use commercially reasonable efforts to oppose, or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings challenging or affecting the Arrangement Agreement or the completion of the Arrangement; and

(e)           promptly notify the other Party of: (i) any material communications from any person alleging the consent of such person (or another person) is or may be required in connection with the Arrangement; (ii) any communications from any Governmental Authority in connection with the Arrangement; and (iii) any litigation threatened or commenced against or otherwise affect such Party or any of its subsidiaries that is related to the Arrangement.

Regulatory Approvals

Each of IsoEnergy and Anfield has agreed to:

(a)           use commercially reasonable efforts to obtain, or cause to be obtained, as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any Governmental Authority or any third party in order to consummate the transactions contemplated hereby, including the CFIUS Approval;

(b)           make all notifications, filings, applications and submissions with Governmental Authorities required or advisable, and to use commercially reasonable efforts to obtain all required Regulatory Approvals and to cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party;

(c)           consult with each other as to how to respond appropriately to any request from a Governmental Authority for documents or information in respect of obtaining or concluding all required Regulatory Approvals (including the CFIUS Approval); and

(d)           keep the other Party reasonably informed on a timely basis of the status of discussions relating to obtaining or concluding such required Regulatory Approvals.

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For greater certainty, the Parties have agreed that nothing in the Arrangement Agreement shall require either Party to accept or suffer to have imposed upon it, any Burdensome Condition, being a condition or mitigation that would require any of them to (i) sell, hold separate, divest, or discontinue, before or after the closing, any material assets, businesses, or interests; (ii) accept any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses, or interests that could reasonably be expected to materially adversely impact the economic or business benefits to IsoEnergy of the Arrangement or be otherwise materially adverse to Parties; or (iii) make any material modification or waiver of the terms and conditions of the Arrangement Agreement.

Employment Matters

Anfield has agreed that, prior to the Effective Time, it will use commercially reasonable efforts to cause and to cause its subsidiaries to cause all directors and officers of Anfield and its subsidiaries to provide resignations and releases of all claims against Anfield, or, at the request of IsoEnergy, to terminate any consultant of Anfield effective as at the Effective Time.

IsoEnergy has agreed that it will cause Anfield and its subsidiaries to honour and comply with the terms of all of the severance payment obligations of Anfield or its subsidiaries under their existing employment, consulting, change of control and severance agreements.

Insurance and Indemnification

Anfield has agreed to purchase customary “tail” or “run-off” policies of directors’ and officers’ liability insurance, and IsoEnergy has agreed to, or to cause Anfield and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years following the Effective Date; provided that the costs of such policies will not exceed 250% of the current annual premium for policies currently maintained by Anfield or its subsidiaries.

From and after the Effective Time, IsoEnergy has agreed to honour all rights to indemnification or exculpation existing in favour of present and former employees, officers and directors of Anfield and its subsidiaries. IsoEnergy has acknowledged that such rights will survive the completion of the Arrangement and will continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

Other Covenants and Agreements

The Arrangement Agreement contains certain other covenants and agreements, including covenants relating to:

(a)           cooperation between IsoEnergy and Anfield in connection with public announcements and IsoEnergy Shareholder or Anfield Shareholder, as applicable, communications;

(b)           cooperation between IsoEnergy and Anfield to obtain all necessary waivers, consents and approvals required to be obtained by IsoEnergy and Anfield from other third parties in order to complete the Arrangement;

(c)           the use of commercially reasonable efforts by both IsoEnergy and Anfield to ensure that the Consideration Shares issued pursuant to the Arrangement will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to similar exemptions from, or in transactions not subject to, applicable state securities laws;

(d)           the use of commercially reasonable efforts by each of IsoEnergy and Anfield to oppose or seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend all lawsuits or other legal, regulatory or other Proceedings against or relating to it challenging or affecting the Arrangement Agreement or the completion of the Arrangement;

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(e)           cooperation between IsoEnergy and Anfield in the preparation and filing of this Circular and the Anfield Circular;

(f)            the use of commercially reasonable efforts by IsoEnergy to obtain conditional approval of the listing and posting for trading on the TSX of the Consideration Shares, subject only to the satisfaction by IsoEnergy of customary listing conditions of the TSX; and

(g)           the allotment and reservation by IsoEnergy of a sufficient number of IsoEnergy Shares to meet IsoEnergy’s obligations under the Arrangement Agreement.

Non-Solicitation Covenants

Other than as specified in the Arrangement Agreement, Anfield has agreed not to, directly or indirectly, including through its subsidiaries or its representatives:

(a)           make, initiate, solicit, or knowingly encourage or facilitate any inquiry, proposal or offer with respect to an Acquisition Proposal, or that could reasonably be expected to constitute or lead to Acquisition Proposal;

(b)           participate directly or indirectly in any discussions or negotiations with, furnish confidential information to, any person (other than IsoEnergy and its subsidiaries) regarding an Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal;

(c)           make or propose publicly to make an Anfield Change of Recommendation; or

(d)           agree to, approve, accept, recommend, enter into, publicly propose to agree to, approve, accept, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal, (other than an Acceptable Confidentiality Agreement in accordance with the terms of the Arrangement Agreement); or

(e)           make any public announcement or take any other action inconsistent with, or that could reasonably be likely to be regarded as detracting from, the approval or recommendation of the Anfield Board of the transactions contemplated by the Arrangement Agreement.

Anfield has agreed to, and to cause its subsidiaries and representatives to, immediately cease and terminate any existing solicitation, encouragement, discussion, negotiation or other activities with any person (other than IsoEnergy, its subsidiaries and their respective representatives) conducted prior to the date of the Arrangement Agreement with respect to any Acquisition Proposal, or any inquiry, proposal or offer that could reasonably be expected to constitute or lead to an Acquisition Proposal, including immediately discontinuing access to any of its confidential information, including access to any data room, virtual or otherwise, to any person (other than access by IsoEnergy and its representatives), and requesting, and using its commercially reasonable efforts to exercise all rights it has to require the return or destruction of all confidential information regarding Anfield or its subsidiaries previously provided in connection therewith to any person (other than IsoEnergy and its representatives).

If at any time prior to Anfield obtaining the Anfield Shareholder Approval, Anfield receives a bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions of the Arrangement Agreement, and the Anfield Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal, if consummated in accordance with its terms, would reasonably be expected to constitute a Superior Proposal, then Anfield and its representatives may (a) furnish or provide access to confidential information to such person pursuant to an Acceptable Confidentiality Agreement, if and only if (i) Anfield provides a copy of such agreement to IsoEnergy promptly upon its execution and (ii) Anfield promptly provides to IsoEnergy any non-public information concerning Anfield that it intends to provided to such person which was not previously provided to IsoEnergy or its representatives prior to providing to such person; and (b) engage in or participate in any discussions or negotiations regarding such Acquisition Proposal.

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Anfield must promptly (and, in any event, within 24 hours) notify IsoEnergy, at first orally and thereafter in writing, of any Acquisition Proposal, any inquiry that could reasonably be expected to constitute or lead to a Acquisition Proposal, or any request for non-public information relating to Anfield in connection with an Acquisition Proposal, including a copy of any written Acquisition Proposal, a description of the material terms and conditions of such inquiry or request and the identity of the person making such Acquisition Proposal, inquiry or request, and promptly provide to IsoEnergy such other information concerning such Acquisition Proposal, inquiry or request as IsoEnergy may reasonably request, including all material or substantive correspondence relating to such Acquisition Proposal. Thereafter, Anfield has agreed to keep IsoEnergy promptly and fully informed of the status, developments and details of any such Acquisition Proposal, inquiry or request, including any material changes, modifications or other amendments thereto.

If at any time prior to Anfield Meeting, Anfield receives an Acquisition Proposal that the Anfield Board has determined is a Superior Proposal, the Anfield Board, may make an Anfield Change of Recommendation, or enter into an Acquisition Agreement with respect to such Superior Proposal, but only if:

(a)	Anfield has complied with and continues to be in compliance in all material respects with the non-solicitation provisions of the Arrangement Agreement;

(b)	Anfield has given written notice to IsoEnergy (a “Superior Proposal Notice”) that it has received such Superior Proposal, and that the Anfield Board has determined that (i) such Acquisition Proposal constitutes an Superior Proposal, and (ii) the Anfield Board intends to make an Anfield Change of Recommendation and/or enter into an Acquisition Agreement with respect to such Superior Proposal, in each case promptly following the making of such determination, together with a summary of the material terms of any proposed Acquisition Agreement or other agreement relating to such Superior Proposal (together with a copy of such agreement and any ancillary agreements and supporting materials) to be executed with the person making such Superior Proposal, and, a written notice from the Anfield Board regarding the value or range of values in financial terms that the Anfield Board has, in consultation with financial advisors, determined should be ascribed to any non-cash consideration offered in the Superior Proposal;

(c)	a period of five full Business Days (the “Superior Proposal Notice Period”) has elapsed from the later of (i) the date that IsoEnergy received the Superior Proposal Notice, and (ii) the date on which IsoEnergy received the summary of material terms and copies of any proposed Acquisition Agreement;

(d)	if IsoEnergy has proposed to amend the terms of the Arrangement in accordance with the Arrangement Agreement, the Anfield Board shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal remains a Superior Proposal compared to the Arrangement as proposed to be amended by IsoEnergy; and

(e)	prior to or concurrently with entering into an Acquisition Agreement with respect to such Superior Proposal, Anfield terminates the Arrangement Agreement and pays the Termination Fee.

During a Superior Proposal Notice Period, IsoEnergy has the right, but not the obligation, to propose to amend the terms of the Arrangement and the Arrangement Agreement. The Anfield Board will review in good faith any offer made by IsoEnergy to amend the terms of the Arrangement Agreement and the Arrangement in order to determine, in consultation with its financial advisors and outside legal counsel, whether the proposed amendments would, upon acceptance, result in the Acquisition Proposal that previously constituted a Superior Proposal ceasing to be a Superior Proposal. If the Anfield Board determines that such Acquisition Proposal would cease to be a Superior Proposal as a result of the amendments proposed by IsoEnergy, Anfield will forthwith so advise IsoEnergy and the Parties will amend the terms of the Arrangement Agreement and the Arrangement to reflect such offer made by IsoEnergy, and the Parties agree to take such actions and execute such documents as are necessary to give effect to the foregoing. Each successive amendment to any Acquisition Proposal will constitute a new Acquisition Proposal, for the purposes of the Arrangement Agreement, and IsoEnergy will be afforded an additional Superior Proposal Notice Period in connection therewith.

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Anfield has agreed that the Anfield Board must reaffirm the Anfield Board Recommendation by news release promptly after (i) the Anfield Board has determined that any Acquisition Proposal is not a Superior Proposal if the Acquisition Proposal has been publicly announced or made; or (ii) the Anfield Board makes the determination that an Acquisition Proposal that has been publicly announced or made and which previously constituted a Superior Proposal has ceased to be a Superior Proposal, and the Parties have so amended the terms of the Arrangement Agreement and the Arrangement. IsoEnergy and its outside legal counsel shall be given a reasonable opportunity to review and comment on the form and content of any such news release and the Anfield shall give reasonable consideration to all amendments to such press release requested by IsoEnergy and its outside legal counsel.

IsoEnergy Change of Recommendation

IsoEnergy has agreed not to make an IsoEnergy Change of Recommendation unless the IsoEnergy Board determines, in good faith and based upon the advice of its outside legal counsel, that a fact or circumstance that was known but not disclosed by Anfield occurred prior to the date of the Arrangement Agreement or that a fact or circumstance has occurred since the date of the Arrangement Agreement and, as a result of the occurrence of such fact or circumstance, continuing to make IsoEnergy Board Recommendation would constitute a violation of its fiduciary and statutory duties under applicable Law (including in accordance with MI 61-101 and the interpretive guidance promulgated under Multilateral Staff Notice 61-302).

Termination

The Arrangement Agreement may be terminated prior to the Effective Time in certain circumstances, including:

(a)	by mutual written agreement of IsoEnergy and Anfield;

(b)	by either IsoEnergy or Anfield, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfil any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been a principal cause of, or resulted in, such failure;

(ii)	if the Anfield Meeting is held and the Arrangement Resolution is not approved by the Anfield Shareholders in accordance with applicable Laws and the Interim Order;

(iii)	if the IsoEnergy Meeting is held and the Share Issuance Resolution is not approved by the IsoEnergy Shareholders in accordance with applicable Laws; or

(iv)	after the date of the Arrangement Agreement, if any Law is enacted or made that remains in effect and that makes the completion of the Arrangement or the transactions contemplated by the Arrangement Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable, except that the right to terminate the Arrangement Agreement will not be available to any Party unless such Party has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;

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(c)	by IsoEnergy, if

(i)	the Anfield Board makes an Anfield Change of Recommendation;

(ii)	Anfield breaches its non-solicitation covenants in the Arrangement Agreement;

(iii)	subject to compliance with the notice and cure provisions in the Arrangement Agreement, Anfield breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of IsoEnergy not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and IsoEnergy is not then in breach of the Arrangement Agreement; or

(iv)	an Anfield Material Adverse Effect has occurred and is continuing; and

(d)	by Anfield, if

(i)	subject to compliance with the notice and cure provisions in the Arrangement Agreement, IsoEnergy breaches any of its representations, warranties, covenants or agreements contained in the Arrangement Agreement, which breach would cause any of the mutual conditions precedent or the conditions precedent to the obligations of Anfield not to be satisfied, in each case in any material respect, and such breach is incapable of being cured or is not cured in accordance with the notice and cure provisions of the Arrangement Agreement, provided, however, that any wilful breach will be deemed incapable of being cured and Anfield is not then in breach of the Arrangement Agreement;

(ii)	an IsoEnergy Material Adverse Effect has occurred and is continuing; or

(iii)	at any time prior to the approval of the Arrangement Resolution by Anfield Shareholders, the Anfield Board authorizes Anfield to enter into an Acquisition Agreement with respect to a Superior Proposal, provided that concurrently with such termination, Anfield pays the Termination Fee.

Termination Fee

IsoEnergy is entitled to be paid the Termination Fee upon the occurrence of any of the following events:

(a)	the Arrangement Agreement is terminated: (i) by either Party, if the Effective Time has not occurred on or before the Outside Date or if the Anfield Meeting is held and Anfield Shareholder Approval is not received; or (ii) by IsoEnergy, if Anfield is in breach of its representations, warranties, covenants or agreements contained in the Arrangement Agreement; but only if in these termination events both (A) prior to such termination, an Acquisition Proposal has been made public or proposed publicly prior to the Anfield Meeting; and (B) Anfield has either (1) completed any Acquisition Proposal within 12 months after the Arrangement Agreement is terminated or (2) entered into a Acquisition Agreement in respect of any Acquisition Proposal or the Anfield Board shall have recommended any Acquisition Proposal, in each case, within 12 months after the Arrangement Agreement is terminated, and such Acquisition Proposal in either case, as it may be modified or amended, is subsequently completed (whether before or after the expiry of such 12- month period) provided, however, that for the purposes of this paragraph, all references to “20%” in the definition of Acquisition Proposal will be changed to “50%”;

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(b)	the Arrangement Agreement is terminated by IsoEnergy due to (i) an Anfield Change of Recommendation; or (ii) Anfield breaching its non-solicitation covenants in the Arrangement Agreement;

(c)	the Arrangement Agreement is terminated by either IsoEnergy or Anfield if the Anfield Meeting is held and the Arrangement Resolution is not approved by the Anfield Shareholders, provided that at the time of such termination, IsoEnergy was entitled to terminate the Arrangement Agreement due to an Anfield Change of Recommendation; or

(d)	the Arrangement Agreement is terminated by Anfield at any time prior to receipt of Anfield Shareholder Approval as a result of the Anfield Board authorizing Anfield to enter into an Acquisition Agreement with respect to a Superior Proposal.

Expense Reimbursement

In the event that either IsoEnergy or Anfield terminates the Arrangement Agreement as a result of the Arrangement Resolution not being approved by the Anfield Shareholders at the Anfield Meeting, and provided that the Share Issuance Resolution has been approved by the IsoEnergy Shareholders at the IsoEnergy Meeting, Anfield must reimburse IsoEnergy in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement up to a maximum of $450,000.

In the event that either IsoEnergy or Anfield terminates the Arrangement Agreement as a result of the Share Issuance Resolution not being approved by the IsoEnergy Shareholders at the IsoEnergy Meeting, and provided that the Arrangement Resolution has been approved by the Anfield Shareholders at the Anfield Meeting, IsoEnergy must reimburse Anfield in respect of the reasonable and documented expenses it has actually incurred in respect of the Arrangement up to a maximum of $450,000.

Conditions to the Arrangement Becoming Effective

Mutual Conditions

The respective obligations of IsoEnergy and Anfield to complete the Arrangement are subject to the satisfaction of the following conditions on or before the Effective Date, each of which are for the mutual benefit of the Parties and which may be waived, in whole or in part, by the mutual consent of IsoEnergy and Anfield:

(a)	the Anfield Shareholder Approval has been obtained in accordance with the Interim Order and applicable Laws;

(b)	each of the Interim Order and Final Order have been obtained in form and substance satisfactory to each of Anfield and IsoEnergy, each acting reasonably, and have not been set aside or modified in any manner unacceptable to either Anfield or IsoEnergy, each acting reasonably, on appeal or otherwise;

(c)	the necessary conditional approvals of the TSXV have been obtained;

(d)	the necessary conditional approvals of the TSX have been obtained, including in respect of the listing and posting for trading of the Consideration Shares thereon;

(e)	the CFIUS Approval has been obtained without the imposition by CFIUS of any Burdensome Condition;

(f)	no Law has been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding has otherwise been taken, or be pending or be threatened, under any Laws or by any Governmental Authority (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibits completion of the Arrangement;

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(g)	the Consideration Shares are exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; and

(h)	the Arrangement Agreement has not been terminated in accordance with its terms.

Conditions Precedent to the Obligations of Anfield

The obligation of Anfield to complete the Arrangement is subject to the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of Anfield and which may be waived by Anfield at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Anfield may have:

(a)	IsoEnergy will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of IsoEnergy in the Arrangement Agreement are true and correct as specified in the Arrangement Agreement;

(c)	there has not occurred an IsoEnergy Material Adverse Effect which is continuing at the time of closing;

(d)	Anfield will have received a certificate from a senior officer of IsoEnergy dated the Effective Date, certifying that the conditions set out in (a) (b) and (c) above have been satisfied; and

(e)	IsoEnergy will have deposited the Share Consideration with the Depositary and the Depositary will have confirmed receipt of the Consideration Shares.

Conditions Precedent to the Obligations of IsoEnergy

The obligation of IsoEnergy to complete the Arrangement is subject to, among others, the satisfaction of the following additional conditions on or before the Effective Date, each of which is for the exclusive benefit of IsoEnergy and which may be waived by IsoEnergy at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that IsoEnergy may have:

(a)	Anfield will have complied in all material respects with its obligations, covenants and agreements in the Arrangement Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Anfield in the Arrangement Agreement are true and correct as specified in the Arrangement Agreement;

(c)	Anfield Shareholders will not have exercised Dissent Rights, or have instituted proceedings to exercise Dissent Rights, in connection with the Arrangement (other than Anfield Shareholders representing not more than 5% of the Anfield Shares then outstanding);

(d)	there has not occurred an Anfield Material Adverse Effect which is continuing at the time of closing;

(e)	IsoEnergy will have received a certificate from a senior officer of Anfield dated the Effective Date, certifying that the conditions set out in (a), (b), (c), and (d) above have been satisfied;

(f)	all waivers, consents, permits, approvals, releases, licences or authorizations under or pursuant to any material contract which IsoEnergy, acting reasonably, has determined are necessary in connection with the completion of the Arrangement, will have been obtained on terms which are satisfactory to IsoEnergy, acting reasonably; and

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(g)	there shall not be pending or threatened in writing any Proceeding by any Governmental Authority or any other person that is reasonably likely to result in any (i) prohibition or restriction on the acquisition by IsoEnergy of any Anfield Shares or the completion of the Arrangement or any person obtaining from any of the Parties any material damages directly in connection with the Arrangement; (ii) prohibition or material limit on the ownership by IsoEnergy of the Anfield or any material portion of their respective businesses; or (iii) imposition of limitations on the ability of IsoEnergy to acquire or hold, or exercise full rights of ownership of, any Anfield Shares, including the right to vote such Anfield Shares, including the right to vote such Anfield Shares.

The Support Agreements

The following summarizes material provisions of the Support Agreements. This summary may not contain all information about the Support Agreements that is important to IsoEnergy Shareholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Support Agreements and not by this summary or any other information contained in this Circular. IsoEnergy Shareholders are urged to read the forms of Support Agreement carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the forms of Support Agreements, which have been filed by IsoEnergy on its SEDAR+ profile at www.sedarplus.ca.

On October 1, 2024, (i) each of the Supporting Anfield Shareholders entered into an Anfield Support Agreement with IsoEnergy; and (ii) each of the Supporting IsoEnergy Shareholders entered into a IsoEnergy Support Agreement with Anfield. As of October 21, 2024, the Supporting Anfield Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of 215,545,610 Anfield Shares, representing approximately 21.16% of the outstanding Anfield Shares on a non-diluted basis. As of October 31, 2024, the Supporting IsoEnergy Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 64,597,075 IsoEnergy Shares, representing approximately 36.13% of the outstanding IsoEnergy Shares on a non-diluted basis.

The Support Agreements set forth, among other things, the agreement of the Supporting Shareholders to (i) vote all of their securities entitled to vote in favour of the approval of Arrangement Resolution or the Share Issuance Resolution, as applicable, and any other matter necessary for the consummation of the Arrangement, (ii) vote all of their securities entitled to vote against any matter that could reasonably be expected to delay, prevent, impeded or frustrate the successful completion of the Arrangement; (iii) vote all of their securities entitled to vote against any matter that would reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Arrangement, the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement; (iv) vote all of their securities entitled to vote against any action, proposal, transaction, agreement or other matter that would reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the timely consummation of the Arrangement, the Plan of Arrangement or any of the other transactions contemplated by the Arrangement Agreement or the Support Agreements; and (v) not to, directly or indirectly, sell, transfer, assign, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each a “Transfer”), or enter into any agreement, option or other arrangement with respect to the Transfer of, any relevant securities to any person, other than pursuant to the Arrangement Agreement.

Pursuant to the Support Agreements, each of IsoEnergy and Anfield, as applicable, has agreed and acknowledged that each of the Supporting Anfield Shareholders and Supporting IsoEnergy Shareholders, respectively, are bound to their respective Support Agreements solely in their capacity as a Anfield Shareholder or IsoEnergy Shareholder, respectively, and not in their capacity as directors and/or officers of Anfield or IsoEnergy, as applicable, and that nothing in the Support Agreements limits or restricts any Supporting Anfield Shareholders or Supporting IsoEnergy Shareholders, as applicable, from properly fulfilling their fiduciary duties as a director or officer of Anfield or IsoEnergy, as applicable.

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Each of the Support Agreements may be terminated, among other circumstances, upon: (i) mutual written agreement; (ii) the termination of the Arrangement Agreement in accordance with its terms; (iii) any representation or warranty of any party not being true and correct in all material respects or any party not complying with its covenants contained in the applicable Support Agreements, in all material respects; (iv) the Arrangement Agreement being amended in a manner adverse to the Anfield Supporting Shareholder; (v) in respect of the Anfield Support Agreements, the Arrangement Agreement being amended that results in a reduction of, or change in the form of, the consideration being offered pursuant to the Arrangement Agreement; and (vi) in respect of the IsoEnergy Support Agreements, the IsoEnergy Board making an IsoEnergy Change of Recommendation. In addition, the Anfield Support Agreement with enCore Energy may also be terminated by enCore Energy in the event that the Anfield Board makes an Anfield Change of Recommendation.

Bridge Loan

In connection with the Arrangement, IsoEnergy provided the Bridge Loan in the form of a promissory note of approximately $6.0 million to Anfield, with an interest rate of 15% per annum and a maturity date of April 1, 2025, for purposes of satisfying working capital and other obligations of Anfield through to the closing of the Arrangement. IsoEnergy has also agreed to provide an indemnity for up to US$3 million in principal (the “Indemnity”) with respect to certain of Anfield’s property obligations. The Bridge Loan and the Indemnity are both secured by a security interest in all of the now existing and after acquired assets, property and undertaking of Anfield and guaranteed by certain subsidiaries of Anfield. The Bridge Loan, Indemnity and related security are subordinate to certain senior indebtedness of Anfield. The Bridge Loan is immediately repayable, among other circumstances, in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

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INFORMATION CONCERNING PARTIES TO THE ARRANGEMENT

Information Concerning IsoEnergy

IsoEnergy is a globally diversified uranium company with near-term production, development and exploration projects in top-tier jurisdictions, anchored by the world’s highest grade published indicated uranium resource (based on publicly available information), located in Canada’s Athabasca Basin and fully- permitted, conventional uranium mines in the U.S. ready for restart. The principal business activity of IsoEnergy has been, and continues to be, the acquisition, exploration and evaluation of uranium mineral properties.

The Company has acquired uranium projects in Canada, the United States and Australia, many with significant past expenditures and attractive characteristics for development.

IsoEnergy is a corporation organized under the OBCA. IsoEnergy’s head and registered office is located at 217 Queen Street West, Suite 401, Toronto, Ontario M5V 0R2.

IsoEnergy is a reporting issuer in each of the provinces and territories of Canada. The IsoEnergy Shares are currently listed and posted for trading on the TSX under the trading symbol “ISO” and are listed on the OTCQX under the symbol “ISENF”.

For further information regarding IsoEnergy, the development of its business and its business activities, see the IsoEnergy AIF, which is incorporated by reference in this Circular, and “Appendix D – Information Concerning IsoEnergy”, which is attached to this Circular.

Information Concerning Anfield

Anfield is a uranium and vanadium exploration and development company. Anfield has acquired or has the right to acquire uranium and vanadium projects in Arizona, Colorado, New Mexico, and Utah, USA. Anfield’s material properties include the West Slope Project, the Frank M Project, Velvet-Wood Project, Slick Rock Project, Juan Tafoya Marquez Canyon Project, and the Shootaring Canyon Mill, each as described in the applicable Anfield Technical Report.

Anfield is a corporation organized under the BCBCA. Anfield’s head office and records and registered office is located at 4390 Grange Street, Suite 2005, Burnaby, British Columbia V5H 1P6, Canada.

Anfield is a reporting issuer in Alberta and British Columbia. The Anfield Shares are listed and posted for trading on the TSXV under the trading symbol “AEC” and listed on the OTCQB under the symbol “ANLDF” and on the Frankfurt Stock Exchange “0AD”.

For further information regarding Anfield, the development of its business and its business activities, see the Anfield AIF, which is incorporated by reference in this Circular, and “Appendix C – Information Concerning Anfield”, which is attached to this Circular.

Information Concerning IsoEnergy Following Completion of the Arrangement

On completion of the Arrangement, IsoEnergy will directly own all of the outstanding Anfield Shares and Anfield will be a wholly-owned subsidiary of IsoEnergy. Following the completion of the Arrangement, Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2%, of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024. On completion of the Arrangement, IsoEnergy’s material properties will include the Larocque East Property and the Tony M Mine.

Additional information with respect to the business and affairs of IsoEnergy following the Arrangement is attached to this Circular as “Appendix E – Information Concerning IsoEnergy Following Completion of the Arrangement”.

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OTHER INFORMATION

Interests of Informed Persons in Material Transactions

Other than as disclosed in the documents incorporated by reference herein, none of the directors or executive officers of IsoEnergy, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect IsoEnergy or any of its respective subsidiaries or affiliates.

Interests of Certain Persons in Matters to be Acted upon

Other than as disclosed in this Circular, none of IsoEnergy, IsoEnergy’s directors or executive officers, or anyone associated or affiliated with any of them, has or had a material interest in any item of business at the IsoEnergy Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

Auditors

The auditor of IsoEnergy is KPMG LLP.

Interests of Experts

The IsoEnergy Annual Financial Statements incorporated by reference in this Circular have been audited by KPMG LLP, Chartered Professional Accountants, as stated in their auditors report dated February 29, 2024, which is also incorporated herein by reference. KPMG LLP has advised IsoEnergy that they are independent of IsoEnergy within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in all provinces of Canada and any applicable legislation or regulation.

Mark B. Mathisen, C.P.G. of SLR has acted as a Qualified Person in connection with the Tony M Technical Report and has reviewed and approved the information related to the Tony M Mine contained in this Circular or incorporated by reference herein, other than the other than the disclosure regarding the updates on the recommended work program and details of the 2023 drill program completed on the Tony M Mine included in the IsoEnergy AIF under the heading “The Tony M Mine – Exploration, Development and Production”.

Mark B. Mathisen, C.P.G. of SLR has acted as a Qualified Person in connection with the Larocque East Technical Report and has reviewed and approved the information related to the Larocque East Property contained in this Circular or incorporated by reference herein, other than the disclosure regarding the updates on the recommended work program and details of the exploration and development plan that IsoEnergy is planning and currently executing on the Larocque East Property included in the IsoEnergy under the heading “The Larocque East Property – Exploration, Development and Production”.

Dan Brisbin, P.Geo., PhD, IsoEnergy’s Vice President, Exploration has acted as a Qualified Person and has reviewed and approved the information regarding the updates on the recommended work program and details of the exploration and development plan that IsoEnergy is planning and currently executing on the Larocque East Property included in the IsoEnergy AIF under the heading “The Larocque East Property – Exploration, Development and Production”.

Dean T. Wilton, PG, CPG, MAIG, a consultant of IsoEnergy has acted as a Qualified Person and has reviewed and approved the information regarding the updates on the recommended work program and details of the 2023 drill program completed on the Tony M Mine included in the IsoEnergy AIF under the heading “The Tony M Mine – Exploration, Development and Production”.

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The aforementioned firms or persons held either less than 1% or no securities of IsoEnergy or of any associate or affiliate of IsoEnergy when they rendered services or prepared the reports referred to, as applicable, or following the rendering of services or preparation of such reports, as applicable, and either did not receive any or received less than 1% direct or indirect interest in any securities of IsoEnergy or of any associate or affiliate of IsoEnergy in connection with the rendering of such services or preparation of such reports. None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of IsoEnergy.

Canaccord Genuity is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Canaccord Fairness Opinion. See “The Arrangement – Canaccord Fairness Opinion”. Except for the fees to be paid to Canaccord Genuity, a substantial portion of which is contingent on completion of the Arrangement, to the knowledge of IsoEnergy, none of the financial advisors, the directors, officers, employees and partners, as applicable, beneficially owns, directly or indirectly, 1% or more of the outstanding securities of IsoEnergy or any of its associates or affiliates, has received or will receive any direct or indirect interests in the property of IsoEnergy or any of its associates or affiliates, or is expected to be elected, appointed or employed as a director, officer or employee of IsoEnergy or any associate or affiliate thereof.

Additional Information Concerning IsoEnergy

Additional information relating to IsoEnergy may be found under IsoEnergy’s issuer profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the IsoEnergy AIF, the IsoEnergy Annual Financial Statements, the IsoEnergy Annual MD&A, the IsoEnergy Interim Financial Statements and the IsoEnergy Interim MD&A, each of which is available under IsoEnergy’s issuer profile on SEDAR+ at www.sedarplus.ca and on IsoEnergy’s website at www.isoenergy.ca. IsoEnergy Shareholders may also request copies of these documents from IsoEnergy’s Chief Financial Officer by: (i) mail to Suite 200 – 475 2nd Avenue S., Saskatoon, Saskatchewan S7K 1P4 or (ii) e-mail to info@isoenergy.ca.

See “Appendix C – Information Concerning Anfield” for additional information.

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DIRECTORS’ APPROVAL

The contents and the sending of this Circular have been approved by the IsoEnergy Board. A copy of this Circular has been sent to: (a) each director of IsoEnergy; (b) each IsoEnergy Shareholder entitled to receive notice of the IsoEnergy Meeting; and (c) the auditor of IsoEnergy.

DATED at Toronto, Ontario this 31st day of October, 2024.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Philip Williams”

Chief Executive Officer and Director

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CONSENT OF CANACCORD GENUITY CORP.

To:       The Board of Directors of IsoEnergy Ltd. (“IsoEnergy”)

We refer to the full text of the written fairness opinion dated as of October 1, 2024 (the “Canaccord Fairness Opinion”), which we prepared solely for the benefit and use of the board of directors of IsoEnergy Ltd. (the “IsoEnergy Board”), in connection with the arrangement involving IsoEnergy and Anfield Energy Inc., as described in IsoEnergy’s management information circular dated October 31, 2024 (the “Circular”).

We hereby consent to the inclusion of the full text of the Canaccord Fairness Opinion as “Appendix F – Canaccord Fairness Opinion” attached to this Circular, and reference to our firm name and the Canaccord Fairness Opinion in the Circular.

Our fairness opinion was given as of October 1, 2024, and remains subject to the assumptions, qualifications and limitations contained therein. In providing our consent, we do not intend that any person other than the IsoEnergy Board may or will be entitled to rely upon the Canaccord Fairness Opinion.

(Signed) “Canaccord Genuity Corp.”

Toronto, Ontario, Canada

October 31, 2024

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APPENDIX A

SHARE ISSUANCE RESOLUTION

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

A.	IsoEnergy Ltd. (the “Company”) is hereby authorized to issue up to 46,282,822 common shares in the capital of the Company (the “Common Shares”) in connection with the acquisition by the Company of 100% of the issued and outstanding common shares of Anfield Energy Inc. (“Anfield”) pursuant to a plan of arrangement (as it may be modified, amended or supplemented, the “Plan of Arrangement”) in accordance with the arrangement agreement dated October 1, 2024 between the Company and Anfield (as it may be amended, modified or supplemented, the “Arrangement Agreement”), as more particularly described in the management information circular of the Company dated October 31, 2024, such number of Common Shares consisting of: (i) up to 31,994,747 Common Shares issuable to shareholders of Anfield pursuant to the Plan of Arrangement; (ii) up to 2,835,502 Common Shares issuable upon the exercise of Company replacement options to be issued in exchange for Anfield options, pursuant to the Arrangement Agreement; (iii) up to 10,545,067 Common Shares issuable upon the exercise of Anfield warrants to be assumed by the Company pursuant to the Arrangement Agreement, and (iv) 907,506 IsoEnergy Shares included as a 2% buffer to account for clerical and administrative matters.

B.	Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed to) by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of the Company.

C.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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APPENDIX B

SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

A.	The articles of IsoEnergy Ltd. (the “Company”) shall be amended to provide that: (i) the authorized share capital of the Company is altered by consolidating all of the issued and outstanding common shares in the capital of the Company (the “Common Shares”) on the basis of one post-consolidation Common Share for a number of pre-consolidation Common Shares to be determined within a range of whole numbers between 2 and 5 pre-consolidation Common Shares (the “Consolidation Range”) and the board of directors of the Company (the “Board”) is hereby authorized to determine the final consolidation ratio within such Consolidation Range, in its sole discretion, such amendment to become effective on such date and time the Board may determine within one year of the date hereof (the “Share Consolidation”); and (ii) any fractional common share arising on the consolidation of the Common Shares will be deemed to have been tendered by their registered owner to the Company for cancellation for no consideration;

B.	The Company shall deliver the articles of amendment reflecting such Share Consolidation in the prescribed form to the Director appointed under the Business Corporations Act (Ontario); and

C.	Notwithstanding that this resolution has been passed by shareholders of the Company, the directors of the Company are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time before a certificate of amendment is issued by the Director appointed under the Business Corporations Act (Ontario), without further notice to or approval of the shareholders of the Company.

D.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

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APPENDIX C

INFORMATION CONCERNING ANFIELD

Notice to Reader

The following information provided by Anfield is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Anfield. This information should be read in conjunction with the documents incorporated by reference in this “Appendix C – Information Concerning Anfield” and the information concerning Anfield appearing elsewhere in this Circular. See “Appendix D– Information Concerning IsoEnergy” and “Appendix E– Information Concerning IsoEnergy Following Completion of the Arrangement” for business, financial and share capital information related to IsoEnergy both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this “Appendix C – Information Concerning Anfield”, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or Anfield’s future performance. See “Forward-Looking Information” in this Circular and the Anfield AIF. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “– Risk Factors” below and in the Anfield AIF.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the CFO of Anfield at timelinefiling@gmail.com, telephone +1 (604) 669-5762, and are also available electronically under Anfield’s profile on SEDAR+ at www.sedarplus.ca. The filings of Anfield through SEDAR+ are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by Anfield with the securities commissions or similar authorities in the provinces of British Columbia and Alberta, are specifically incorporated by reference into, and form an integral part of, this Circular:

(a)	the Anfield AIF;

(b)	the Anfield Annual Financial Statements;

(c)	the Anfield Annual MD&A;

(d)	the Anfield Interim Financial Statements;

(e)	the Anfield Interim MD&A;

(f)	Anfield’s management information circular dated October 31, 2024, in respect of the special meeting of shareholders of Anfield held on December 3, 2024;

(g)	Anfield’s management information circular dated May 21, 2024, in respect of the annual general and special meeting of shareholders of Anfield held on June 28, 2024; and

(h)	the material change report of Anfield dated October 11, 2024 relating to the announcement of the Arrangement.

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Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by Anfield with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. These documents are available under Anfield’s profile on SEDAR+ at www.sedarplus.ca.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Overview

Anfield is a publicly listed company incorporated under the BCBCA on July 12, 1989. Anfield is a reporting issuer in both British Columbia and Alberta, and the Anfield Shares are listed on the TSXV under the symbol “AEC”, the OTCQB Marketplace under the symbol “ANLDF” and the Frankfurt Stock Exchange under the symbol “OAD”. Anfield is engaged in mineral exploration and development in the United States of America.

During the year ended December 31, 2013, Anfield changed its name from Equinox Exploration Corp. to Equinox Copper Corp. and then to Anfield Resources Inc. On December 27, 2018, Anfield changed its name to Anfield Energy Inc.

Anfield’s head office and its registered and records offices are located at 2005-4390 Grange Street, Burnaby, British Columbia, Canada. Anfield also has a project office in Apache Junction, Arizona, US.

Intercorporate Relationships

The corporate structure of Anfield, its material subsidiaries, the jurisdiction of incorporation of such corporations and the percentage of equity ownership are listed below:

•	Anfield Energy Inc. – Parent (British Columbia)

•	Anfield Resources Holding Corp. (ARHC) – Subsidiary, 100% owned by the Company (Utah)

•	ARH Wyoming Corp. – Subsidiary, 100% owned by the Company (Wyoming)

•	Highbury Resources Inc. – Subsidiary, 100% owned by the Company (Wyoming)

•	Anfield Precious Metals Inc. – Subsidiary, 100% owned by the Company (South Dakota)

•	Neutron Energy, Inc. – Subsidiary, 100% owned by the Company (Nevada)

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Summary of the Business

Anfield is engaged in the acquisition and development of uranium assets in the United States. Anfield’s assets include: (i) the West Slope Project, located in Colorado; (ii) the Velvet-Wood Project, including the Shootaring Canyon Mill, both located in Utah; (iii) the Slick Rock project, located in Colorado; and (iv) surface stockpiles containing approximately 370,000 pounds of uranium. The Company’s assets have been chosen for their production potential and location in a safe and politically-stable jurisdiction.

Anfield’s material properties are the West Slope Project, Velvet-Wood Project, Slick Rock Project and the Shootaring Canyon Mill, each of which is the subject of a technical report prepared in accordance with NI 43-101. The technical reports in respect of the West Slope Project, Velvet-Wood Project, Slick Rock Project and the Shootaring Canyon Mill are available under Anfield’s profile on SEDAR+ at www.sedarplus.ca.

For a more detailed description of the business of Anfield, including with respect to the Anfield’s material mineral properties, readers should refer to Anfield’s AIF and other documents incorporated by reference into this Circular and available under Anfield’s profile on SEDAR+ at www.sedarplus.ca.

Recent Developments

There have been no material developments concerning Anfield since the date of the Anfield AIF.

Description of Capital Structure

Anfield Shares

Anfield is authorized to issue an unlimited number of Anfield Shares. There were 1,032,088,633 Anfield Shares outstanding on October 30, 2024, the last trading day prior to the date of this Circular. Anfield Shares entitle the holder thereof to: (i) dividends if, as and when declared by the Anfield Board; (ii) one vote per Anfield Share at any meeting of the shareholders of Anfield; (iii) and, upon liquidation, to receive all assets as are distributable to the holders of Anfield Shares.

Anfield has not paid dividends on the Anfield Shares since its incorporation.

Anfield Warrants

As of the date of this Circular, Anfield had the following Anfield Warrants issued and outstanding:

Number of Anfield Warrants outstanding	Exercise price	Expiry
109,965	$0.055	July 10, 2025
26,323,850	$0.085	July 10, 2025
46,351,476	$0.10	December 20, 2025
221,272,918	$0.18	May 12, 2027
42,105,263	$0.095	October 6, 2028
4,000,000	$0.095	September 26, 2028
340,163,472

Anfield Options

Anfield has a stock option plan (the “Anfield Equity Incentive Plan”) dated May 21, 2024 that was most recently approved by the Anfield Shareholders on June 28, 2024, which provides for a number of Anfield Shares equal to 10% percent of the issued and outstanding Anfield Shares from time to time to be reserved for the issuance of Anfield Options pursuant to the Anfield Equity Incentive Plan. The Anfield Equity Incentive Plan is administered by the CFO of Anfield. The Anfield Equity Incentive Plan provides that Anfield Options may be issued to directors, officers, employees or consultants of Anfield or a subsidiary of Anfield. The Anfield Equity Incentive Plan also provides that the number of Anfield Shares issuable under the Anfield Equity Incentive Plan, together with all of Anfield’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Anfield Shares. Pursuant to the Anfield Equity Incentive Plan all Anfield Options expire on a date not later than 10 years after the date of grant.

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As of the date of this Circular, the following Anfield Options were issued and outstanding pursuant to the Anfield Equity Incentive Plan:

Number of Anfield Options outstanding	Exercise price	Expiry
5,400,000	$0.10	August 28, 2025
14,750,000	$0.12	August 27, 2026
35,308,828	$0.10	September 20, 2027
36,617,828	$0.10	October 6, 2028
91,467,828

Trading Price and Volume

The principal market on which Anfield Shares traded during the last 12 months prior to the date of this Circular was the TSXV. The following table shows the high and low trading prices and monthly trading volume of the Anfield Shares on the TSXV for the 12-month period preceding the date of this Circular:

Month	High ($)	Low ($)	Volume
October 2023	0.09	0.07	10,397,899
November 2023	0.09	0.06	6,786,796
December 2023	0.085	0.065	18,036,788
January 2024	0.10	0.07	34,968,562
February 2024	0.11	0.08	18,091,023
March 2024	0.105	0.07	42,979,903
April 2024	0.11	0.065	40,956,607
May 2024	0.085	0.075	7,607,217
June 2024	0.085	0.065	11,500,509
July 2024	0.083	0.06	9,920,370
August 2024	0.07	0.055	6,711,738
September 2024	0.09	0.055	17,958,780
October 1 – 30, 2024	0.135	0.07	70,644,141

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The following table shows the high and low trading prices and monthly trading volume of the Anfield Shares on the OTCQB for the 12-month period preceding the date of this Circular:

Month	High (US$)	Low (US$)	Volume
October 2023	0.0644	0.0507	6,642,952
November 2023	0.0660	0.0435	6,937,235
December 2023	0.0659	0.0473	5,840,563
January 2024	0.0760	0.0518	22,809,380
February 2024	0.0809	0.0555	11,287,755
March 2024	0.0731	0.0542	13,140,405
April 2024	0.0780	0.0483	15,397,893
May 2024	0.0772	0.048	7,396,842
June 2024	0.098	0.055	7,144,797
July 2024	0.063	0.045	3,502,422
August 2024	0.0524	0.039	3,182,914
September 2024	0.069	0.039	6,770,493
October 1 – 30, 2024	0.0996	0.0538	24,596,198

On October 1, 2024, the last trading day prior to the Announcement Date, the closing price of the Anfield Shares on the TSXV and the OTCQX was $0.07 and US$0.0538, respectively.

On October 30, 2024, the last trading day prior to the date of this Circular, the closing price of the Anfield Shares on the TSXV and the OTCQX on was $0.13 and US$0.089, respectively.

Prior Sales

The following table sets forth information in respect of issuances of Anfield Shares and securities that are convertible or exchangeable into Anfield Shares during the 12-month period prior to the date of this Circular.

Date of Issuance	Reason for Issuance	Type of Security	Number of Securities	Issue Price/Exercise Price per Security
December 20, 2023	Private Placement	Anfield Shares	40,069,800	$0.065
December 21, 2023	Private Placement	Anfield Shares	7,692,300	$0.065
December 22, 2023	Private Placement	Anfield Shares	47,762,100	$0.065
December 22, 2023	Private Placement	Anfield Warrants	47,762,100	$0.10
December 22, 2023	Finder’s Fee	Anfield Warrants	1,966,170	$0.10
January 5, 2024	Asset Acquisition	Anfield Shares	15,000,000	$0.08
January 18, 2024	Warrant Exercise	Anfield Shares	674,800	$0.055
January 31, 2024	Warrant Exercise	Anfield Shares	1,860,885	$0.055
February 2, 2024	Warrant Exercise	Anfield Shares	42,150	$0.055
April 10, 2024	Warrant Exercise	Anfield Shares	3,000,000	$0.085

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Date of Issuance	Reason for Issuance	Type of Security	Number of Securities	Issue Price/Exercise Price per Security
April 17, 2024	Warrant Exercise	Anfield Shares	3,500,000	$0.085
June 26, 2024	Issued in connection with the amendment of a Credit Facility with Extract Advisors LLC	Anfield Warrants	4,000,000	$0.095
October 3, 2024	Warrant Exercise	Anfield Shares	500,000	$0.085
October 4, 2024	Compensation Warrant Exercise	Anfield Shares	235,935	$0.055
October 11, 2024	Compensation Warrant Exercise	Anfield Shares	1,325,000	$0.055
October 17, 2024	Compensation Warrant Exercise	Anfield Shares	27,300	$0.055
October 17, 2024	Warrant Exercise	Anfield Shares	5,257,150	$0.085
October 18, 2024	Warrant Exercise	Anfield Shares	1,714,500	$0.085
October 18, 2024	Compensation Warrant Exercise	Anfield Shares	10,935	$0.055
October 21, 2024	Warrant Exercise	Anfield Shares	2,769,300	$0.10
October 21, 2024	Broker Warrant Exercise	Anfield Shares	607,494	$0.10
October 21, 2024	Compensation Warrant Exercise	Anfield Shares	350,000	$0.055
October 22, 2024	Warrant Exercise	Anfield Shares	250,000	$0.085
October 23, 2024	Warrant Exercise	Anfield Shares	364,500	$0.085

Consolidated Capitalization

Except as described below, there has not been any material change to Anfield’s share and loan capitalization on a consolidated basis since June 30, 2024, the date of the Anfield Interim Financial Statements.

In connection with the Arrangement, IsoEnergy provided the Bridge Loan in the form of a promissory note of $6.020 million to Anfield, with an interest rate of 15% per annum and a maturity date of April 1, 2025, for purposes of satisfying working capital and other obligations of Anfield through to the closing of the Arrangement. IsoEnergy has also agreed to provide the Indemnity with respect to certain of Anfield’s property obligations. The Bridge Loan and the Indemnity are both secured by a security interest in all of the now existing and after acquired assets, property and undertaking of Anfield and guaranteed by certain subsidiaries of Anfield. The Bridge Loan, Indemnity and related security are subordinate to certain senior indebtedness of Anfield. The Bridge Loan is immediately repayable, among other circumstances, in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

Risk Factors

In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risk Factors”, readers should consider carefully the risk factors described in the Anfield AIF as well as the Anfield Annual MD&A, each of which is incorporated by reference in this Circular.

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Legal Proceedings and Regulatory Actions

There are no legal proceedings material to Anfield to which Anfield or its directors or officers are parties to or to which any of its property is subject, and no such proceedings are known by Anfield to be contemplated.

There were no penalties or sanctions imposed against Anfield by a court relating to securities legislation or by a securities regulatory authority during the last financial year, penalties or sanctions imposed against Anfield by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision or settlement agreements entered into by Anfield with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

Auditors, Transfer Agent and Registrar

The auditor of Anfield is Dale Matheson Carr-Hilton Labonte LLP. Such auditor is independent in accordance with the code of professional conduct of the Chartered Professional Accountants of British Columbia. The registrar and transfer agent for the Anfield Shares is Computershare Investor Services Inc.

Interests of Experts

The Anfield Annual Financial Statements incorporated by reference in this Circular have been audited by Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, as stated in their report dated May 15, 2024, which is also incorporated herein by reference. Dale Matheson Carr-Hilton Labonte LLP has advised Anfield that they are independent of Anfield in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the knowledge of Anfield, none of the experts so named (or any of the designated professionals thereof) held securities representing more than 1% of all issued and outstanding Anfield Shares as at the date of the statement, report or opinion in question, and none of the persons above is or is expected to be elected, appointed or employed as a director, officer or employee of Anfield or of any associate or affiliate of Anfield.

Material Contracts

Other than as disclosed in the documents incorporated by reference herein, there are no contracts to which Anfield is a party that can reasonably be regarded as material to a potential investor, other than contracts entered into by Anfield in the ordinary course of business. For a description of the material contracts of Anfield, please refer to “Material Contracts” in the Anfield AIF.

Additional Information Concerning Anfield

Additional information relating to Anfield may be found under Anfield’s issuer profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Anfield AIF, the Anfield Annual Financial Statements, the Anfield Annual MD&A, the Anfield Interim Financial Statements and the Anfield Interim MD&A, each of which is available under Anfield’s issuer profile on SEDAR+ at www.sedarplus.ca and on Anfield’s website at www.anfieldenergy.com. Anfield Shareholders may also request copies of these documents from Anfield’s Chief Financial Officer at Anfield at: Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6, or by email at contact@anfieldenergy.com.

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APPENDIX D

INFORMATION CONCERNING ISOENERGY

Notice to Reader

The following information concerning IsoEnergy should be read in conjunction with the documents incorporated by reference into this “Appendix D – Information Concerning IsoEnergy” and the information concerning IsoEnergy appearing elsewhere in this Circular. See “Appendix C – Information Concerning Anfield” and “Appendix E – Information Concerning IsoEnergy Following Completion of the Arrangement” for business, financial and share capital information related to IsoEnergy after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this “Appendix D – Information Concerning IsoEnergy”, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or IsoEnergy’s future performance. See “Forward-Looking Information” in this Circular and “Cautionary Statement – Forward- Looking Information” in the IsoEnergy AIF. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “– Risk Factors” below and in the IsoEnergy AIF.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the CFO of IsoEnergy at Suite 200, 475 2nd Avenue South, Saskatoon, Saskatchewan, S7K 1P4, telephone (306) 653-6255, and are also available electronically under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca. The filings of IsoEnergy through SEDAR+ are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by IsoEnergy with the securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this Circular:

(i)	the IsoEnergy AIF;

(j)	the IsoEnergy Annual Financial Statements;

(k)	the IsoEnergy Annual MD&A;

(l)	the IsoEnergy Interim Financial Statements;

(m)	the IsoEnergy Interim MD&A;

(n)	IsoEnergy’s management information circular dated April 19, 2024, in respect of the 2024 AGM;

(o)	the material change report of IsoEnergy dated January 24, 2024 relating to the announcement of the Premium FT Offering (as defined herein);

(p)	the material change report of IsoEnergy dated February 20, 2024, relating to the announcement of the closing of the Premium FT Offering;

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(q)	the material change report of IsoEnergy dated October 11, 2024 relating to the announcement of the Arrangement; and

(r)	the business acquisition report of IsoEnergy dated February 15, 2024, relating to the CUR Arrangement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by IsoEnergy with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular. These documents are available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

Overview

IsoEnergy Ltd. was formed by way of an amalgamation completed on October 12, 2016, between a company also called “IsoEnergy Ltd.” (“Old IsoEnergy”) and 1089338 B.C. Ltd. (then a wholly owned subsidiary of NexGen, pursuant to section 269 of the BCBCA.

Old IsoEnergy was incorporated on February 2, 2016, under the BCBCA as a wholly-owned subsidiary of NexGen to acquire certain exploration assets of NexGen. NexGen is a Canadian based uranium exploration company focused on the advancement of its Rook 1 Project in the Athabasca Basin, Saskatchewan. As of the date hereof, NexGen holds approximately 32.8% of the outstanding IsoEnergy Shares.

On December 5, 2023, IsoEnergy completed the acquisition of all of the issued and outstanding shares of Consolidated Uranium not already held by IsoEnergy pursuant to a plan of arrangement (the “CUR Arrangement”) under the Business Corporations Act (Ontario). As a result of the CUR Arrangement, Consolidated Uranium became a wholly-owned subsidiary of IsoEnergy.

Effective June 20, 2024, IsoEnergy filed articles of continuance to continue from the Province of British Columbia into the Province of Ontario. IsoEnergy Shareholders approved the continuance at IsoEnergy’s annual general and special meeting of shareholders held on May 22, 2024 (the “2024 AGM”).

IsoEnergy’s head and registered office is located at 217 Queen Street West, Unit 401, Toronto, Ontario, M5V 0R2.

For additional information relating to IsoEnergy following completion of the Arrangement and the risk factors relating to the Arrangement see “Appendix E – Information Concerning IsoEnergy Following Completion of the Arrangement” attached to this Circular and “Risk Factors”.

D-2

Intercorporate Relationships

The following table sets out the corporate group of IsoEnergy as of the date hereof, including the governing jurisdiction of each entity.

Summary of the Business

IsoEnergy is a globally diversified uranium company with near-term production, development and exploration projects in top-tier jurisdictions, anchored by the world’s highest grade published indicated uranium resource (based on publicly available information), located in Canada’s Athabasca Basin and fully- permitted, conventional uranium mines in the U.S. ready for restart. The principal business activity of IsoEnergy has been, and continues to be, the acquisition, exploration and evaluation of uranium mineral properties.

IsoEnergy has acquired uranium projects in Canada, the United States and Australia, many with significant past expenditures and attractive characteristics for development.

IsoEnergy’s portfolio includes, among others: (i) the Larocque East property, located in Saskatchewan, Canada (the “Larocque East Property”); (ii) the Hawk property, located in Saskatchewan, Canada; (iii) the Geiger property, located in Saskatchewan, Canada; (iv) the Thorburn Lake property, located in Saskatchewan, Canada; (v) the Radio project, located in Saskatchewan, Canada; (vi) the Tony M mine, located in Utah, USA (the “Tony M Mine”); (vii) the Daneros mine, located in Utah; (viii) the RIM mine, located in Utah, USA; (ix) the Sage plain property located in Colorado; (x) the Coles Hill project located in Virginia; (xi) the Matoush project located in Quebec; (xii) the Dieter Lake project located in Quebec; (xiii) the Milo Uranium, Copper, Gold, Rare Earth project located in Australia; (xiv) the Ben Lomond uranium project located in Australia (xv) the Queensland projects, located in Australia; and (xvi) the Yarranna uranium project, located in Australia.

D-3

IsoEnergy’s material properties are the Larocque East Property and the Tony M Mine, each of which is the subject of a technical report prepared in accordance with NI 43-101. The Larocque East Technical Report and the Tony M Technical Report are available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

For a more detailed description of the business of IsoEnergy, including with respect to the IsoEnergy’s material mineral properties, readers should refer to IsoEnergy’s AIF and other documents incorporated by reference into this Circular and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Recent Developments

On July 8, 2024, the IsoEnergy Shares commenced trading on the TSX and were voluntarily delisted from the TSXV prior to commencement of trading on the TSX.

On July 22, 2024, IsoEnergy announced the completion of the sale to Jaguar Uranium Corp. (“Jaguar”) of 100% of the issued and outstanding shares of its wholly-owned subsidiary, which held a 100% interest in the Laguna Salada project located in Chubut and the Huemul project located in Mendoza, Argentina. As consideration for the transaction, IsoEnergy received a combination of common shares of Jaguar, and net smelter returns royalties payable on production from the properties sold to Jaguar.

On September 9, 2024, the Company filed a short form base shelf prospectus (the “Base Shelf Prospectus”). The Base Shelf Prospectus permits the Company to offer up to $200 million in aggregate of IsoEnergy Shares, warrants, units, debt securities and/or subscription receipts, for a period of 25 months following the filing of the Base Shelf Prospectus.

On October 1, 2024, IsoEnergy and Anfield entered into the Arrangement Agreement pursuant to which the Parties agreed to give effect to the Arrangement. For a full description of the Arrangement and the Arrangement Agreement, see “The Arrangement” and “Transaction Agreements – The Arrangement Agreement” in this Circular.

On October 22, 2024, the Company announced it had entered into a contribution agreement with Purepoint Uranium Group Inc. (“Purepoint”) in connection with the creation of joint venture for the exploration and development of a portfolio of uranium properties in Canada’s Athabasca Basin. Both IsoEnergy and Purepoint will contribute assets from their respective portfolios to the joint venture, which will consist of ten projects covering more than 98,000 hectares in the east side of the Athabasca Basin and will leverage their respective expertise to capitalize on the significant potential of these properties. IsoEnergy also intends to subscribe for $1.0 million in a concurrent equity financing of Purepoint and, on the closing thereof, will be granted the right, for so long as it maintains a minimum 10% ownership interest (on a partially diluted basis), to participate in any future equity financing of Purepoint in order to maintain its pro rata ownership.

See “Recent Developments” in the IsoEnergy AIF.

Description of Capital Structure

IsoEnergy is authorized to issue an unlimited number of IsoEnergy Shares. There were 178,808,200 IsoEnergy Shares outstanding on October 30, 2024, the last trading day prior to the date of this Circular.

IsoEnergy Shares

The holders of IsoEnergy Shares are entitled to receive notice of any meetings of shareholders of IsoEnergy, to attend and to cast one vote per IsoEnergy Share at all such meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of IsoEnergy Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the IsoEnergy Board at its discretion from funds legally available therefor. In the event of any liquidation, dissolution or winding up of IsoEnergy or other distribution of the assets of IsoEnergy among holders of IsoEnergy Shares for the purposes of winding-up its affairs, the holders of IsoEnergy Shares will be entitled, subject to the rights of the holders of any other class or series of shares ranking senior to IsoEnergy Shares, to receive on a pro rata basis the remaining property or assets of IsoEnergy available for distribution, after the payment of debts and other liabilities. IsoEnergy Shares do not carry any cumulative voting, pre-emptive, subscription, redemption, retraction or conversion rights, nor do they contain any sinking or purchase fund provisions.

D-4

Compensation Securities

At the 2024 AGM, IsoEnergy Shareholders approved a new Omnibus Long Term Incentive Plan (the “IsoEnergy LTIP”), which provides for a variety of equity-based awards that may be granted to certain participants, including performance share units, restricted share units and IsoEnergy Options.

IsoEnergy also has a legacy stock option plan (the “IsoEnergy Legacy Option Plan”) which permitted the IsoEnergy Board to grant to IsoEnergy Options. The IsoEnergy Options previously issued under the Legacy Stock Option Plan continue to be governed by the IsoEnergy Legacy Stock Option Plan; however, since the adoption of the IsoEnergy LTIP, Options are no longer issuable pursuant to the Legacy Stock Option Plan and are only issuable pursuant to the IsoEnergy LTIP.

In connection with the CUR Arrangement, all outstanding stock options of Consolidated Uranium Inc. held immediately prior to closing of the CUR Arrangement were exchanged for replacement options to acquire IsoEnergy Shares (“CUR Replacement Options”) in accordance with the CUR Arrangement. The Replacement Options are also governed by the Legacy Option Plan.

As of October 30, 2024, IsoEnergy Options (including CUR Replacement Options) to purchase an aggregate of up to 16,878,493 IsoEnergy Shares are issued and outstanding.

Debentures

2020 Debentures

On August 18, 2020, IsoEnergy issued US$6 million principal amount of unsecured convertible debentures to Queen’s Road (the “2020 Debentures” and together with the 2022 Debentures, the “Debentures”). As of October 30, 2024, IsoEnergy has US$6,000,000 in principal of 2020 Debentures outstanding. The 2020 Debentures carry an 8.5% coupon (“Coupon Interest”), of which 6% is payable in cash and 2.5% payable in IsoEnergy Shares, over a five-year term. The Coupon Interest on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by IsoEnergy of an economically positive preliminary economic assessment study, at which point the cash component of the Coupon Interest will be reduced to 5% per annum.

The principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into IsoEnergy Shares at Queen’s Road’s option at a conversion price of $0.88 per share, up to a maximum of 9,206,311 IsoEnergy Shares.

2022 Debentures

As of October 30, 2024, IsoEnergy has US$4,000,000 in principal of 2022 Debentures outstanding. The 2022 Debentures carry Coupon Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in IsoEnergy Shares, over a five-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into IsoEnergy Shares at Queen’s Road’s option at a conversion price of $4.33 per share, up to a maximum of 1,464,281 IsoEnergy Shares.

General terms of the Debentures

Coupon Interest is payable semi-annually on June 30 and December 31, and IsoEnergy Shares issued as partial payment of Coupon Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the IsoEnergy Shares on the TSX on the 20 days prior to the date such Coupon Interest is due.

D-5

On the conversion of any portion of the principal amount of the Debentures, if the number of IsoEnergy Shares to be issued on such conversion, taking into account all IsoEnergy Shares issued in respect of all prior conversions of such Debentures, would result in the IsoEnergy Shares to be issued exceeding the maximum conversion amount for such Debentures, on conversion Queen’s Road shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of IsoEnergy Shares that are not issued as a result of exceeding the maximum IsoEnergy Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to TSX approval, in IsoEnergy Shares.

IsoEnergy will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the IsoEnergy Shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Coupon Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of IsoEnergy), the holders of the Debentures or IsoEnergy may require IsoEnergy to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid Coupon Interest, if any. In addition, upon the public announcement of a change of control that is supported by the IsoEnergy Board, IsoEnergy may require the holders of the Debentures to convert the Debentures into IsoEnergy Shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

Trading Price and Volume

The IsoEnergy Shares are listed and posted for trading on the TSX under the symbol “ISO” and are also listed on the OTCQX under the symbol “ISENF”. Prior to July 8, 2024, the IsoEnergy Shares were listed and posted for trading on the TSXV. On July 8, 2024, IsoEnergy Shares commenced trading on the TSX and were voluntarily delisted from the TSXV prior to commencement of trading on the TSX. The following tables set forth information relating to the monthly trading of the IsoEnergy Shares on the TSX, the TSXV, and the OTCQX, as applicable, for the 12-month period prior to the date of this Circular.

TSXV

Month	High	Low	Volume
	($)	($)
October 2023	4.350	3.540	2,606,940
November 2023	4.240	3.410	2,649,601
December 2023	4.130	3.480	4,215,229
January 2024	4.960	3.560	9,542,727
February 2024	5.400	3.850	6,458,914
March 2024	4.270	3.540	3,952,111
April 2024	4.460	3.640	4,721,199
May 2024	4.550	3.870	3,342,697
June 2024	4.610	3.655	3,927,643
July 1-7 2024	3.900	3.770	204,254

D-6

TSX

Month	High	Low	Volume
	($)	($)
July 8-31 2024	4.400	3.250	2,728,030
August 2024	3.520	2.610	3,387,058
September 2024	3.640	2.370	7,188,761
October 1-30, 2024	3.980	3.130	5,903,698

OTCQX

Month	High	Low	Volume
	(US$)	(US$)
October 2023	3.20	2.57	1,202,570
November 2023	3.09	2.48	1,334,150
December 2023	3.04	2.62	1,610,400
January 2024	3.68	2.67	2,837,931
February 2024	4.00	2.83	1,870,741
March 2024	3.18	2.61	1,365,895
April 2024	3.24	2.68	2,000,970
May 2024	3.30	2.82	1,215,952
June 2024	3.28	2.66	841,285
July 2024	3.20	2.35	1,042,001
August 2024	2.51	1.84	1,170,085
September 2024	2.69	1.75	1,594,539
October 1-30, 2024	2.88	2.32	1,540,274

On October 1, 2024, the last trading day prior to the Announcement Date, the closing price of the IsoEnergy Shares on the TSX and the OTCQX, was $3.33 and US$2.48, respectively.

On October 30, 2024, the last trading day prior to the date of this Circular, the closing price of the IsoEnergy Shares on the TSX and the OTCQX on was $3.36 and US$2.43, respectively.

Prior Sales

The following table sets forth information in respect of issuances of IsoEnergy Shares and securities that are convertible or exchangeable into IsoEnergy Shares during the 12-month period prior to the date of this Circular.

D-7

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
November 3, 2023	0.385	120,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 3, 2023	0.42	60,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 3, 2023	1.19	40,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 16, 2023	2.81	35,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 20, 2023	2.81	35,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 21, 2023	1.19	18,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 22, 2023	0.42	560,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 22, 2023	2.81	60,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 22, 2023	2.97	16,667 IsoEnergy Shares	Exercise of IsoEnergy Options
November 22, 2023	2.61	15,000 IsoEnergy Shares	Exercise of IsoEnergy Options
November 22, 2023	1.19	10,000 IsoEnergy Shares	Exercise of IsoEnergy Options
December 5, 2023	4.50	8,134,500 IsoEnergy Shares	Issued in connection with the Concurrent Private Placement(1)(2)
December 5, 2023	3.92	52,164,727 IsoEnergy Shares	Issued in connection with closing of the CUR Arrangement
December 5, 2023	0.59	327,540 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	1.01	27,295 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	1.05	207,441 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	1.17	10,918 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	1.15	27,295 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	2.29	16,377 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	3.11	398,503 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	4.13	423,071 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	4.78	272,950 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	5.10	764,258 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)

D-8

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
December 5, 2023	3.81	90,125 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	3.33	25,750 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	4.54	51,500 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	3.19	579,375 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	3.53	51,500 CUR Replacement Options	Issued in connection with closing of the CUR Arrangement(2)
December 5, 2023	3.13	2,175,000 IsoEnergy Options	Grant of IsoEnergy Options
December 6, 2023	2.81	28,333 IsoEnergy Shares	Exercise of IsoEnergy Options
December 13, 2023	3.47	33,333 IsoEnergy Shares	Exercise of IsoEnergy Options
December 19, 2023	3.47	33,333 IsoEnergy Shares	Exercise of IsoEnergy Options
December 21, 2023	2.20	20,475 IsoEnergy Shares	Exercise of Consolidated Uranium purchase warrants (“CUR Warrants”)
December 28, 2023	2.20	136,808 IsoEnergy Shares	Exercise of CUR Warrants
December 28, 2023	1.48	89,339 IsoEnergy Shares	Exercise of CUR Warrants
December 29, 2023	3.55	525,000 IsoEnergy Options	Grant of IsoEnergy Options
December 29, 2023	3.74	44,963 IsoEnergy Shares	Interest payment on Debentures(3)
January 11, 2024	2.61	10,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 11, 2024	2.97	5,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 11, 2024	2.81	50,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 11, 2024	3.47	10,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 15, 2024	3.99	25,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 16, 2024	2.97	10,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 16, 2024	3.47	16,667 IsoEnergy Shares	Exercise of IsoEnergy Options
January 22, 2024	4.13	8,333 IsoEnergy Shares	Exercise of IsoEnergy Options
January 25, 2024	2.81	100,000 IsoEnergy Shares	Exercise of IsoEnergy Options
January 25, 2024	3.30	87,360 IsoEnergy Shares	Exercise of CUR Warrants
January 29, 2024	1.15	27,295 IsoEnergy Shares	Exercise of IsoEnergy Options
January 29, 2024	3.11	22,705 IsoEnergy Shares	Exercise of IsoEnergy Options

D-9

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
January 30, 2024	3.11	18,237 IsoEnergy Shares	Exercise of IsoEnergy Options
January 30, 2024	4.13	27,295 IsoEnergy Shares	Exercise of IsoEnergy Options
January 30, 2024	3.19	25,750 IsoEnergy Shares	Exercise of IsoEnergy Options
February 5, 2024	1.05	21,836 IsoEnergy Shares	Exercise of IsoEnergy Options
February 5, 2024	3.11	40,942 IsoEnergy Shares	Exercise of IsoEnergy Options
February 5, 2024	0.59	54,590 IsoEnergy Shares	Exercise of IsoEnergy Options
February 5, 2024	4.13	27,295 IsoEnergy Shares	Exercise of IsoEnergy Options
February 5, 2024	3.19	25,750 IsoEnergy Shares	Exercise of IsoEnergy Options
February 7, 2024	3.30	1,365 IsoEnergy Shares	Exercise of CUR Warrants
February 8, 2024	3.30	35,350 IsoEnergy Shares	Exercise of CUR Warrants
February 9, 2024	3.30	68,250 IsoEnergy Shares	Exercise of CUR Warrants
February 9, 2024	6.25	3,680,000 Premium FT Shares	Issued in connection with the Premium FT Offering(4)
February 21, 2024	3.30	6,006 IsoEnergy Shares	Exercise of CUR Warrants
February 22, 2024	3.30	5,460 IsoEnergy Shares	Exercise of CUR Warrants
February 23, 2024	3.30	30,169 IsoEnergy Shares	Exercise of CUR Warrants
February 26, 2024	3.30	79,624 IsoEnergy Shares	Exercise of CUR Warrants
February 27, 2024	3.30	213,622 IsoEnergy Shares	Exercise of CUR Warrants
February 28, 2024	3.30	199,290 IsoEnergy Shares	Exercise of CUR Warrants
February 29, 2024	3.30	165,256 IsoEnergy Shares	Exercise of CUR Warrants
March 1, 2024	3.30	45,864 IsoEnergy Shares	Exercise of CUR Warrants
March 4, 2024	3.30	161,616 IsoEnergy Shares	Exercise of CUR Warrants
March 8, 2024	1.19	30,000 IsoEnergy Shares	Exercise of IsoEnergy Options
March 18, 2024	2.81	116,667 IsoEnergy Shares	Exercise of IsoEnergy Options
March 18, 2024	3.68	35,000 IsoEnergy Options	Grant of IsoEnergy Options
March 27, 2024	2.97	16,667 IsoEnergy Shares	Exercise of IsoEnergy Options
March 27, 2024	3.47	50,000 IsoEnergy Shares	Exercise of IsoEnergy Options
April 17, 2024	1.05	13,647 IsoEnergy Shares	Exercise of IsoEnergy Options
April 29, 2024	4.19	125,274 IsoEnergy Shares	Settlement of contingent liability
May 13, 2024	3.19	38,625 IsoEnergy Shares	Exercise of IsoEnergy Options
May 13, 2024	3.11	40,942 IsoEnergy Shares	Exercise of IsoEnergy Options

D-10

Date of Issuance	Price per Security (C$)	Number and Type of Security	Reason for Issuance
May 29, 2024	2.81	50,000 IsoEnergy Shares	Exercise of IsoEnergy Options
June 28, 2023	4.15	41,253 IsoEnergy Shares	Interest payment on Debentures(3)
August 6, 2024	3.16	2,553,000 IsoEnergy Options	Grant of IsoEnergy Options
August 7, 2024	1.05	27,295 IsoEnergy Shares	Exercise of IsoEnergy Options
October 15, 2024	3.19	12,875 IsoEnergy Shares	Exercise of IsoEnergy Options
October 15, 2024	3.33	25,750 IsoEnergy Shares	Exercise of IsoEnergy Options
October 17, 2024	3.19	5,000 IsoEnergy Shares	Exercise of IsoEnergy Options
October 21, 2024	3.19	5,300 IsoEnergy Shares	Exercise of IsoEnergy Options

Notes:

(1)	On October 19, 2023, in connection with the CUR Arrangement, IsoEnergy completed a private placement of 8,134,500 subscription receipts at an issue price of $4.50 per subscription receipt for gross proceeds of $36,605,250 (the “Concurrent Private Placement”). On December 5, 2023, in connection with completion of the CUR Arrangement, each subscription receipt was automatically converted into one IsoEnergy Share.

(2)	See “General Development of the Business – Three Year History – Consolidated Uranium Arrangement”.

(3)	See “General Development of the Business – Three Year History – December 2022 Financing” and “Description of Capital Structure – Debentures”.

(4)	On February 9, 2024, IsoEnergy completed a private placement of 3,680,000 federal flow-through common shares of IsoEnergy (“Premium FT Shares”) at a price of C$6.25 per Premium FT Share, for aggregate gross proceeds of C$23,000,000, which included the exercise of the underwriters’ over-allotment option (the “Premium FT Offering”).

Consolidated Capitalization

Other than as described herein, there has not been any material change to IsoEnergy’s share and loan capitalization on a consolidated basis since June 30, 2024, the date of the IsoEnergy Interim Financial Statements.

Risk Factors

An investment in IsoEnergy Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under the heading “Risk Factors”, readers should consider carefully the risk factors described in the IsoEnergy AIF as well as the IsoEnergy Annual MD&A, each of which is incorporated by reference in this Circular.

D-11

APPENDIX E

INFORMATION CONCERNING ISOENERGY

FOLLOWING COMPLETION OF THE ARRANGEMENT

Notice to Reader

The following information about IsoEnergy following completion of the Arrangement should be read in conjunction with documents incorporated by reference in this Circular, and the information concerning IsoEnergy and Anfield, as applicable, appearing elsewhere in this Circular.

Forward-Looking Statements

Certain statements contained in this “Appendix E – Information Concerning IsoEnergy Following Completion of the Arrangement”, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking statements relate to future events or IsoEnergy’s future performance. See “Forward-Looking Information” in this Circular and “Cautionary Statement – Forward-Looking Information” in the IsoEnergy AIF. Readers should also carefully consider the matters and cautionary statements discussed under the heading “Risk Factors” in this Circular, under “– Risk Factors” below, in the IsoEnergy AIF and the Anfield AIF.

Overview

On completion of the Arrangement, IsoEnergy will directly own all of the outstanding Anfield Shares and Anfield will be a wholly-owned subsidiary of IsoEnergy. Former IsoEnergy Shareholders are expected to own approximately 83.8%, and Former Anfield Shareholders are expected to own approximately 16.2%, of the issued and outstanding IsoEnergy Shares on a fully-diluted in-the-money basis, in each case based on the number of securities of IsoEnergy and Anfield issued and outstanding as of October 1, 2024.

The corporate chart that follows sets forth IsoEnergy’s subsidiaries, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by IsoEnergy following completion of the Arrangement.

E-1

IsoEnergy will continue to be a corporation existing under the OBCA. It is anticipated that, after completion of the Arrangement, IsoEnergy will continue to be a reporting issuer in each of the provinces and territories of Canada and the IsoEnergy Shares will continue to be listed and posted for trading on the TSX under the symbol “ISO” and on the OTCQX under the symbol “ISENF”.

The head and registered office of IsoEnergy following completion of the Arrangement will continue to be located at 217 Queen Street West, Unit 401, Toronto, Ontario, M5V 0R2

Except as otherwise described in this Appendix, the business of IsoEnergy following completion of the Arrangement and information relating to IsoEnergy following completion of the Arrangement will be that of IsoEnergy generally and as disclosed elsewhere in this Circular.

Description of Mineral Properties

On completion of the Arrangement, IsoEnergy’s material mineral properties will include the Larocque East Property and the Tony M Mine.

Further information regarding the Larocque East Property and the Tony M Mine can be found in the IsoEnergy AIF, which is incorporated by reference herein, and in “Appendix D – Information Concerning IsoEnergy” attached to this Circular.

Description of Share Capital

The authorized share capital of IsoEnergy following completion of the Arrangement will continue to be as described in “Appendix D – Information Concerning IsoEnergy” attached to this Circular and the rights and restrictions of the IsoEnergy Shares will remain unchanged.

The issued share capital of IsoEnergy will change as a result of the consummation of the Arrangement to reflect the issuance of the IsoEnergy Shares contemplated in the Arrangement. On completion of the Arrangement, based on the outstanding IsoEnergy Shares and Anfield Shares as of October 30, 2024 (assuming that the number of Anfield Shares and IsoEnergy Shares outstanding does not change), IsoEnergy expects to issue a maximum of 31,994,747 IsoEnergy Shares in connection with the Arrangement and it is expected that the total number of IsoEnergy Shares issued and outstanding will be 210,802,947, on a non-diluted basis. Up to a maximum of 40,929,654 IsoEnergy Shares will be issuable upon the exercise of outstanding convertible securities of IsoEnergy and Anfield, including the Replacement Options to be issued pursuant to the Arrangement. On completion of the Arrangement, assuming that the current number of convertible securities of Anfield and IsoEnergy does not change from the respective dates of the information provided herein, it is expected that the total number of IsoEnergy Shares issued and outstanding will be 251,732,601, on a fully-diluted basis.

See “Consolidated Capitalization” in “Appendix D – Information Concerning IsoEnergy” attached to this Circular.

Dividends

There are no restrictions in IsoEnergy’s articles or by-laws or pursuant to any agreement or understanding which could prevent IsoEnergy from paying dividends. IsoEnergy has never declared or paid any dividends on any class of securities. IsoEnergy currently intends to retain future earnings, if any, to fund the development and growth of its business, and does not intend to pay any cash dividends on the IsoEnergy Shares for the foreseeable future. Any decision to pay dividends on the IsoEnergy Shares in the future will be made by the IsoEnergy Board on the basis of earnings, financial requirements and other conditions existing at the time.

E-2

Unaudited Pro Forma Consolidated Financial Statements

For selected unaudited pro forma consolidated financial statements of IsoEnergy giving effect to the Arrangement, see “Appendix G – Unaudited Pro Forma Financial Information” attached to this Circular.

Auditors, Transfer Agent and Registrar

The auditor of IsoEnergy following completion of the Arrangement will continue to be KPMG LLP, and the transfer agent and registrar for the IsoEnergy Shares will continue to be Computershare at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Material Contracts

Other than as disclosed in this Circular or in the documents incorporated by reference herein, there are no contracts to which IsoEnergy is expected to be a party following completion of the Arrangement that can reasonably be regarded as material to a potential investor, other than contracts entered into by IsoEnergy in the ordinary course of business. For a description of the material contracts of Anfield, please refer to “Material Contracts” in the Anfield AIF.

Risk Factors

The business and operations of IsoEnergy following completion of the Arrangement will continue to be subject to the risks currently faced by IsoEnergy and Anfield, as well as certain risks unique to IsoEnergy following completion of the Arrangement, including those set out under the heading “Risk Factors”. Readers should also carefully consider the risk factors relating to IsoEnergy described in the IsoEnergy AIF and the IsoEnergy Annual MD&A and the risk factors relating to Anfield described in the Anfield AIF and the Anfield Annual MD&A, each of which is incorporated by reference in this Circular.

E-3

APPENDIX F

CANACCORD FAIRNESS OPINION

See attached.

F-1

Canaccord Genuity Corp. 40 Temperance Street Suite 2100 Toronto, ON Canada M5H 0B4 T1: 416.869.7368 TF 800.382.9280 cgf.com

October 1, 2024

Board of Directors of IsoEnergy Ltd.
217 Queen Street West, Suite 303
Toronto, ON

Canada M5V 0P5

To the Board of Directors:

Canaccord Genuity Corp. (“Canaccord Genuity”, “we”, “us” or other pronouns indicating Canaccord Genuity) understands that IsoEnergy Ltd. (“IsoEnergy” or the “Company”) intends to enter into a definitive arrangement agreement on October 1, 2024 (the “Arrangement Agreement”) with Anfield Energy Inc. (“Anfield”), pursuant to which IsoEnergy will acquire, by way of plan of arrangement under the Business Corporations Act (British Columbia), all of the issued and outstanding common shares in the capital of Anfield (the “Anfield Shares”) for total consideration equal to 0.031 of a common share of IsoEnergy (with each whole common share being a “IsoEnergy Share”) for each Anfield Share (the “Consideration”), with such transaction as a whole being defined herein as the “Arrangement”. The Arrangement is subject to, among other things, the requisite approvals of holders of Anfield Shares (“Anfield Shareholders”) and holders of IsoEnergy Shares (“IsoEnergy Shareholders”) for the Arrangement, which consist of the affirmative vote of at least (i) 66 2/3% of the votes cast in person (or virtually) or by proxy by Anfield Shareholders at a special meeting of Anfield Shareholders, (ii) a simple majority of the votes cast in person (or virtually) or by proxy by Anfield Shareholders at a special meeting of Anfield Shareholders, excluding the votes of any shareholder whose votes are required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”), and (iii) a simple majority of the votes cast in person (or virtually) or by proxy by IsoEnergy Shareholders at a special meeting of IsoEnergy Shareholders.

The terms and conditions of, and other matters relating to, the Arrangement are more fully described in the Arrangement Agreement and will be further described in (i) the management information circular of Anfield (the “Anfield Management Information Circular”), which will be mailed to the Anfield Shareholders in connection with the Arrangement, and (ii) the management information circular of IsoEnergy, which will be mailed to the IsoEnergy Shareholders in connection with the Arrangement (the “IsoEnergy Management Information Circular” and, collectively with the Anfield Management Information Circular, the “Management Information Circulars”). Canaccord Genuity further understands that, in connection with the Arrangement, (i) each of the senior officers and directors of Anfield, along with enCore Energy Corp., intends to enter into a voting support agreement with IsoEnergy pursuant to which, and subject to the terms and conditions thereof, they will agree to, among other matters, vote their Anfield Shares (and the Anfield Shares controlled or directed by them) in favour of the Arrangement (each, an “Anfield Support Agreement”), and (ii) each of the senior officers and directors of IsoEnergy, along with NexGen Energy Ltd. and Mega Uranium Ltd., intends to enter into a voting support agreement with Anfield (each, an “IsoEnergy Support Agreement”) pursuant to which, and subject to the terms and conditions thereof, they will agree to, among other matters, vote their IsoEnergy Shares (and the IsoEnergy Shares controlled or directed by them) in favour of the issuance of IsoEnergy Shares to Anfield Shareholders pursuant to the Arrangement.

Toronto
San Francisco

Calgary

Houston

Vancouver

Montreal

New York

Boston

Sydney

London

Offices in Canada are offices of Canaccord Genuity Corp. a member of the Canadian Investor Protection Fund,
Investment Industry Regulatory Organization of Canada (IIROC), and the Toronto Stock Exchange (TSX).

Offices in the United States are offices of Canaccord Genuity Inc. Offices in the United Kingdom are offices of Canaccord Genuity Limited

The board of directors of the Company (the “Board”) has retained Canaccord Genuity to provide it with advice and assistance, including the preparation and delivery of Canaccord Genuity’s written opinion (the “Opinion”) as to the fairness to the Company, from a financial point of view, of the Consideration to be paid by the Company pursuant to the Arrangement Agreement.

All dollar amounts herein are expressed in Canadian dollars.

Engagement of Canaccord Genuity

IsoEnergy contacted Canaccord Genuity in February 2024 to assist the Company in assessing and negotiating the proposed terms of and, if ultimately deemed advisable by the Board, carrying out, the Arrangement. Canaccord Genuity was formally engaged by IsoEnergy through an agreement between the Company and Canaccord Genuity dated September 30, 2024 (the “Engagement Agreement”). The Engagement Agreement details, among other things, the terms upon which Canaccord Genuity has agreed to provide the Opinion. The terms of the Engagement Agreement provide that Canaccord Genuity is to be paid certain fees for its services as financial advisor IsoEnergy, being a fee upon delivery of this Opinion (no part of which is contingent upon this Opinion being favourable or upon success of the Arrangement or any alternative transaction), and a fee payable upon completion of a transaction such as the Arrangement. In addition, if the Arrangement is not completed and a break- up fee or termination fee is paid to the Company, the Company is required to pay Canaccord a portion of such fee. Finally, the Company has agreed to reimburse Canaccord Genuity for its reasonable out- of-pocket expenses and to indemnify Canaccord Genuity in respect of certain liabilities that might arise in connection with its engagement.

Canaccord Genuity consents to the inclusion of the Opinion in its entirety and a summary thereof in the IsoEnergy Management Information Circular, and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province and territory of Canada and with the TSX, provided that the contents of the IsoEnergy Management Information Circular (i) comply with all applicable laws (including applicable published policy statements of Canadian securities regulatory authorities), and (ii) are approved in writing by Canaccord Genuity, which approval shall not be unreasonably withheld.

Credentials of Canaccord Genuity

Canaccord Genuity is an independent investment bank which provides a full range of corporate finance, merger and acquisition, financial restructuring, sales and trading, and equity research services. Canaccord Genuity operates in North America, the United Kingdom, Europe, Asia, Australia, South America and the Middle East.

2

The Opinion expressed herein represents the views and opinions of Canaccord Genuity, and the form and content of the Opinion have been approved for release by a committee of Canaccord Genuity’s managing directors, each of whom is experienced in merger, acquisition, divestiture, fairness opinion, and capital markets matters.

Independence of Canaccord Genuity

Neither Canaccord Genuity nor any of its affiliates (as such term is defined in the Securities Act (Ontario)) is an insider, associate, or affiliate of the Company or Anfield. Other than with respect to the December 2023 Merger (as defined herein) and October 2023 Financing (as defined herein), Canaccord Genuity and its affiliates have not been engaged to provide any financial advisory services to, and have not acted as lead or co-lead manager on any offering of securities of, the Company, Anfield or any of their respective affiliates during the two years preceding the date on which Canaccord Genuity was first contacted by IsoEnergy in respect of the Arrangement, other than the services provided under the Engagement Agreement. Canaccord Genuity acted as financial advisor to IsoEnergy in connection with IsoEnergy’s merger transaction involving Consolidated Uranium Inc., which closed December 5, 2023 (the “December 2023 Merger”), and co-lead underwriter for IsoEnergy’s C$36,605,250 marketed private placement of subscription receipts, which closed October 19, 2023 (the “October 2023 Financing”).

The fees paid to Canaccord Genuity pursuant to the Engagement Agreement are not, in the aggregate, financially material to Canaccord Genuity and do not give Canaccord Genuity any financial incentive in respect of either the conclusions reached in the Opinion or the outcome of the Arrangement. There are no understandings, agreements or commitments between Canaccord Genuity and either the Company, Anfield, or any of their respective associates or affiliates with respect to any future business dealings. However, Canaccord Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services to the Company, Anfield, or any of their respective associates or affiliates.

In addition, Canaccord Genuity and its affiliates act as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have long or short positions in the securities of the Company, Anfield, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it receives or may receive commission(s). As an investment dealer, Canaccord Genuity and its affiliates conduct research on securities and may, in the ordinary course of their business, provide research reports and investment advice to their clients on investment matters, including with respect to the Company, Anfield, and/or the Arrangement. In addition, Canaccord Genuity and its affiliates may, in the ordinary course of their business, provide other financial services to the Company, Anfield, or any of their associates or affiliates, including advisory, investment banking and capital market activities such as raising debt or equity capital. The rendering of this Opinion will not in any affect Canaccord Genuity’s ability to continue to conduct such activities.

3

Scope of Review

In arriving at its Opinion, Canaccord Genuity has reviewed, analyzed, considered and relied upon (without attempting to independently verify the completeness or accuracy thereof) or carried out, among other things, the following:

1.	draft of the Arrangement Agreement (including accompanying schedules and Anfield’s disclosure letter) dated October 1, 2024;

2.	draft of the promissory note dated October 1, 2024;

3.	non-binding letter of intent dated August 7, 2024;

4.	draft of press release dated October 1, 2024 to be issued in connection with the Arrangement;

5.	draft copy of each of the forms of Anfield Support Agreements to be dated October 1, 2024;

6.	draft copy of each of the forms of the IsoEnergy Support Agreements to be dated October 1, 2024;

7.	Anfield’s corporate presentation dated January 2024;

8.	IsoEnergy’s corporate presentation dated September 2024;

9.	Anfield management directed financial models of Velvet-Wood and Slick Rock;

10.	IsoEnergy management directed financial models of Larocque East, Tony M and Daneros;

11.	Anfield’s draft Prefeasibility Study for the Reactivation of the Shootaring Canyon Mill prepared by PSE dated August 28, 2024;

12.	IsoEnergy’s National Instrument 43-101 (“NI 43-101”) Technical Report on the Tony M Mine dated September 9, 2022;

13.	IsoEnergy’s NI 43-101 Technical Report on the Larocque East Project dated December 8, 2022;

14.	the audited consolidated financial statements and associated management's discussion and analysis of Anfield for each of the fiscal years ended December 31, 2023, 2022 and 2021;

15.	the audited consolidated financial statements and associated management's discussion and analysis of IsoEnergy for each of the fiscal years ended December 31, 2023, 2022 and 2021;

16.	the unaudited condensed interim consolidated financial statements and associated management's discussion and analysis of Anfield as at and for the three months ended each of June 30, 2024 and March 31, 2024;

17.	the unaudited condensed interim consolidated financial statements and associated management's discussion and analysis of IsoEnergy as at and for the three months ended each of June 30, 2024 and March 31, 2024;

18.	the notice of meeting and management information circular of Anfield with respect to the annual meeting of shareholders for the fiscal year ended December 31, 2023;

19.	the notice of meeting and management information circular of IsoEnergy with respect to the annual meeting of shareholders for the fiscal year ended December 31, 2023;

4

20.	recent press releases, material change reports and other public documents filed by Anfield on the System for Electronic Document Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.com;

21.	recent press releases, material change reports and other public documents filed by IsoEnergy on SEDAR+ at www.sedarplus.com;

22.	discussions with Anfield’s senior management concerning Anfield’s financial condition, the Arrangement, the industry and its future business prospects;

23.	discussions with IsoEnergy’s senior management concerning IsoEnergy’s financial condition, the Arrangement, the industry and its future business prospects;

24.	certain other internal financial, operational and corporate information prepared or provided by the management of Anfield;

25.	discussions with IsoEnergy’s legal counsel relating to legal matters including with respect to the Arrangement and the Arrangement Agreement;

26.	publicly available information relating to the business, operations, financial performance and stock trading history of selected public companies considered by Canaccord Genuity to be relevant;

27.	publicly available information with respect to comparable transactions considered by Canaccord Genuity to be relevant;

28.	selected reports published by industry sources regarding Anfield and other comparable public entities considered by Canaccord Genuity to be relevant;

29.	selected reports published by industry sources regarding IsoEnergy and other comparable public entities considered by Canaccord Genuity to be relevant;

30.	selected public market trading statistics and relevant financial information in respect of Anfield and IsoEnergy, and other comparable public entities considered by Canaccord Genuity to be relevant;

31.	representations contained in a certificate, addressed to Canaccord Genuity and dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which this Opinion is based and certain other matters; and

32.	such other corporate, industry and financial market information, investigations and analyses as Canaccord Genuity considered necessary or appropriate in the circumstances.

In arriving at its Opinion, Canaccord Genuity considered several methodologies, analyses and techniques and used a combination of these approaches in arriving at its Opinion. Canaccord Genuity based its Opinion upon a number of assumptions, explanations, limitations and quantitative and qualitative factors as deemed appropriate in the circumstances and based on Canaccord Genuity’s experience in rendering such opinions.

Canaccord Genuity has not, to the best of its knowledge, been denied access by either the Company or Anfield to any information requested by Canaccord Genuity.

Canaccord Genuity did not meet with the auditors or technical consultants of either the Company or Anfield and has assumed the accuracy and fair presentation of, and has relied upon, without independent verification, the audited consolidated financial statements of each of the Company and Anfield and the respective reports of the auditors thereon, as well as the relevant technical reports of the Company and Anfield, as presented.

5

Prior Valuations

The Company has represented to Canaccord Genuity that, to the best of its knowledge, information and belief, there have been no independent appraisals, valuations or material non-independent appraisals, valuations or material expert reports, including without limitation any “prior valuations” (as defined in MI 61-101) relating to the Company, any of its subsidiaries (as defined in the Securities Act (Ontario)) or any of its or their material assets, securities or liabilities which have been prepared as of a date within two years preceding the date hereof.

Assumptions and Limitations

The Opinion is subject to the assumptions, qualifications, explanations and limitations set forth herein.

Canaccord Genuity has not prepared a formal valuation or appraisal of the Company or Anfield or any of their respective securities or assets and the Opinion should not be construed as such. Canaccord Genuity has, however, conducted such analyses as it considered necessary and appropriate at the time and in the circumstances. In addition, the Opinion is not, and should not be construed as, advice as to the price at which any securities of the Company or Anfield may trade at any future date. We are not legal, tax or accounting experts, have not been engaged to review any legal, tax or accounting aspects of the Arrangement and express no opinion concerning any legal, tax or accounting matters concerning the Arrangement. Without limiting the generality of the foregoing, Canaccord Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement.

6

With the Company’s approval and as provided for in the Engagement Agreement, Canaccord Genuity has relied upon the completeness, accuracy and fair presentation of all of the information and documentation (financial or otherwise), data, opinions, appraisals, valuations and other information and materials of whatsoever nature or kind relating to the Company, Anfield and their respective subsidiaries and other affiliates (as defined in the Securities Act (Ontario)) and the Arrangement, and publicly available information and representations (oral or written), and data prepared or supplied by the Company, Anfield, their respective subsidiaries and affiliates and their respective agents and advisors (collectively, the “Information”), and we have assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make such Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such Information. Subject to the exercise of our professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial projections provided to Canaccord Genuity by the Company and used in the analysis supporting the Opinion, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and reasonable assumptions and judgements of management of the Company, as to the matters covered thereby and which, in the opinion of the Company, are (and were at the time of preparation) reasonable in the circumstances. By rendering the Opinion, we express no view as to the reasonableness of such forecasts, projections, estimates or the assumptions on which they are based.

In preparing the Opinion, Canaccord Genuity has made several assumptions, including, among other things, that the Arrangement will be completed substantially in accordance with its terms as set forth in the Arrangement Agreement and without any adverse waiver or amendment of any material term or condition thereof, and with all applicable laws, that all necessary consents, permissions, approvals, exemptions and/or orders required from third-parties or governmental authorities will be obtained without adverse condition or qualification, that the final executed versions of all draft documents referred to in items 1, 2, 4, 5 and 6 under “Scope of Review” above will conform, in all material respects, to the most recent draft versions thereof reviewed by us, that the Arrangement will proceed as scheduled and without material additional costs to the Company or liabilities of the Company to third parties, that the procedures being followed to implement the Arrangement are valid and effective, that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, and that the disclosure to be provided in the Management Information Circulars with respect to IsoEnergy, Anfield, and their respective affiliates and the Arrangement will be accurate in all material respects and state all material facts related to the Arrangement Agreement and comply with applicable securities laws.

7

Senior officers of the Company have represented to Canaccord Genuity in a certificate delivered as of the date hereof, among other things, that (i) other than FOFI (as defined below), the information, data, documents, advice, opinions, representations and other material (financial and otherwise), whether in written, electronic, graphic, oral or any other form or medium with respect to the Company and its subsidiaries provided or made available to Canaccord Genuity by the Company or its subsidiaries or its or their representatives, agents or advisors, for the purpose of preparing the Opinion (the “Company Information”), taken as a whole, was, at the date the Company Information was provided or made available to Canaccord Genuity, and is at the date hereof, complete, true and correct in all material respects and did not and does not contain any untrue statement of a material fact in respect of the Company or its subsidiaries or the Arrangement and did not and does not omit to state a material fact in relation to the Company, its subsidiaries or the Arrangement, in each case necessary to make the Company Information or any statement contained therein not misleading in light of the circumstances under which the Company Information was provided or any statement was made; (ii) since the dates on which the Company Information was provided to Canaccord Genuity, other than in respect of the Arrangement or as disclosed in the public record, there has been no material change or change in material fact, financial or otherwise, in or relating to the financial condition, assets, liabilities (whether accrued, absolute, contingent or otherwise), business or operations of the Company or any of its subsidiaries and no material change or change in material fact has occurred in the Company Information or any part thereof which, to the to the best of the knowledge, information and belief of the certifying officers, would have or which would reasonably be expected to have an effect on the Opinion; (iii) to the best of the knowledge, information and belief after reasonable inquiry of the certifying officers, there are no independent appraisals, valuations or material non- independent appraisals, valuations or material expert reports, including without limitation any “prior valuations” (as defined in MI 61-101) relating to the Company, any of its subsidiaries or any of its or their assets, securities or liabilities which have been prepared as of a date within two years preceding the date hereof; (iv) since the dates on which the Company Information was provided to Canaccord Genuity, no material transaction has been entered into by the Company or any of its subsidiaries which has not been publicly disclosed; (v) the certifying officers have no knowledge of any facts or circumstances, public or otherwise, not contained in, or referred to in, the Company Information which would, to the to the best of the knowledge, information and belief of the certifying officers, reasonably be expected to materially affect the Opinion, including the assumptions used, the procedures adopted, the scope of the review undertaken or the conclusion reached, each as disclosed herein; (vi) the Company has not filed any confidential material change reports or other confidential filings pursuant to the Securities Act (Ontario), or analogous legislation in any jurisdiction in which it is a reporting issuer or the equivalent, that remain confidential; (vii) other than as disclosed in the Company Information, neither the Company nor any of its subsidiaries has any material contingent liabilities, and, to the best of the knowledge, information and belief after reasonable inquiry of the certifying officers, there are no actions, suits, claims, arbitrations, proceedings, investigations or inquiries pending or threatened against or affecting the Arrangement, the Company or any of its subsidiaries at law or in equity or before or by any international, multi-national, national, federal, provincial, state, municipal or other governmental department, commission, bureau, board, agency, instrumentality or stock exchange which would reasonably be expected to materially affect the Company or its subsidiaries or the Arrangement; (viii) all financial material, documentation and other data concerning the Arrangement, the Company and/or its subsidiaries, excluding any projections, budgets, strategic plans, financial forecasts, models, estimates and other future-oriented financial information concerning the Company and its subsidiaries (collectively, “FOFI”), provided to Canaccord Genuity does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or other data not misleading in light of the circumstances in which such financial material, documentation and other data were provided to Canaccord Genuity, and to the best of the knowledge, information and belief of the certifying officers, all financial material, documentation and other data concerning Anfield and its subsidiaries, excluding FOFI, provided to Canaccord Genuity by the Company or its subsidiaries or its or their representatives, agents or advisors, for the purpose of preparing the Opinion does not contain any untrue statement of a material fact or omit to state any material fact necessary to make such financial material, documentation or other data not misleading in light of the circumstances in which such financial material, documentation and other data were provided to Canaccord Genuity; (ix) all FOFI provided to Canaccord Genuity were (a) prepared on bases reflecting the best currently available estimates and reasonable assumptions and judgements of the Company’s management; and (b) prepared using assumptions identified therein, which, in the reasonable belief of the Company’s management, were at the time of preparation and continue to be, reasonable in the circumstances, having regard to the Company’s industry, business, financial condition, plans and prospects; (x) the Company has not received any oral or written offers, whether formal or informal, binding or non- binding, for all or a material part of the properties or assets owned by, or the securities of, the Company or any of its subsidiaries within the two years preceding the date hereof; (xi) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) to which the Company or any of its subsidiaries is a party which relate to the Arrangement, except as have been disclosed to Canaccord Genuity; (xii) the contents of any and all documents prepared or to be prepared in connection with the Arrangement by the Company for filing with regulatory authorities or delivery or communication to securityholders of the Company (collectively, the “Disclosure Documents”) were, at their respective dates of filing, and will be true and correct in all material respects and did not, as of their respective dates, and will not contain any misrepresentation and the Disclosure Documents complied, as of their respective dates, and will comply in all material respects with all requirements under applicable securities laws; (xiii) the Company has complied in all material respects with the terms and conditions of the Engagement Agreement; and (xiv) the representations and warranties made by the Company in the Arrangement Agreement are true and correct in all material respects.

8

This Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date hereof and the conditions and prospects, financial and otherwise, of the Company, Anfield, and their respective subsidiaries and affiliates, as they were reflected in both the Information and Company Information and as they have been represented to Canaccord Genuity in discussions with management of the Company and Anfield. In its analyses and in preparing this Opinion, Canaccord Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, which Canaccord Genuity believes to be reasonable and appropriate in the exercise of its professional judgement, many of which are beyond the control of Canaccord Genuity or any party involved in the Arrangement.

This Opinion has been provided for the sole use and benefit of, and is to be relied upon solely by, the Board in connection with, and for the purpose of, its consideration of the Arrangement and may not be used or relied upon by any other person or for any other purpose and, except as contemplated herein, may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Canaccord Genuity. This Opinion does not constitute, and is not to be construed as, a recommendation as to how the Board or any IsoEnergy Shareholder (or any other securityholder of the Company) should vote or otherwise act with respect to any matters relating to the Arrangement, or whether to proceed with the Arrangement or any related transaction. Canaccord Genuity will not be held liable for any losses sustained by any person should the Opinion be circulated, distributed, published, reproduced or used contrary to the provisions of this paragraph.

This Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Canadian Investment Regulatory Organization (“CIRO”), but CIRO has not been involved in the preparation or review of this Opinion.

This Opinion does not address the underlying business decision to proceed with or effect the Arrangement or the relative merits of the Arrangement as compared to other transactions or business strategies that might be available to IsoEnergy. In considering fairness, from a financial point of view, to the Company, Canaccord Genuity considered whether the Consideration to be paid by the Company pursuant to the Arrangement Agreement is within a range suggested by certain financial analyses and the Company has not asked us to address, and the Opinion does not address, the fairness of the Consideration or Arrangement to the holders of any one class of securities, creditors or other constituencies of the Company or Anfield. The Opinion is given as of the date hereof, and Canaccord Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come, or be brought, to the attention of Canaccord Genuity after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, including, without limitation, the terms and conditions of the Arrangement, or if Canaccord Genuity learns that the Information or Company Information relied upon in rendering the Opinion was inaccurate, incomplete or misleading in any material respect, Canaccord Genuity reserves the right to change, modify or withdraw the Opinion, but, in doing so, does not assume any obligation to update, revise or reaffirm this Opinion and Canaccord Genuity expressly disclaims any such obligation.

9

Canaccord Genuity believes that its analyses must be considered as a whole, and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. This Opinion should be read in its entirety.

Approach to Financial Fairness

In connection with the Opinion, Canaccord Genuity has performed a variety of financial and comparative analyses. In arriving at the Opinion, Canaccord Genuity has not attributed any particular weight to any specific analysis or factor, but rather has made qualitative judgments based on its experience in rendering such opinions and on the circumstances and Information as a whole.

Conclusion

Based upon and subject to the foregoing, and such other matters as Canaccord Genuity considered relevant, Canaccord Genuity is of the opinion that, as of the date hereof, the Consideration to be paid by the Company pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Company.

Yours very truly,

CANACCORD GENUITY CORP.

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APPENDIX G

UNAUDITED PRO FORMA FINANCIAL INFORMATION

See attached.

G-11

Unaudited Pro Forma Financial Statements of Post-Arrangement

ISOENERGY LTD.

For the six months ended June 30, 2024 and year ended December 31, 2023

1

ISOENERGY LTD.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at June 30, 2024

	Note	IsoEnergy Ltd.	Anfield Energy Inc.	Pro Forma Adjustments	Pro Forma
ASSETS
Current
Cash		$49,120,873	$530,109	$-	$49,650,982
Accounts receivable		341,849	20,207	-	362,056
Prepaid expenses		1,094,813	635,773	-	1,730,586
Marketable securities	6e	17,484,051	33,960	-	17,518,011
Assets held for sale		8,253,878	-	-	8,253,878

Non-Current		76,295,464	1,220,049	-	77,515,513
Property and equipment		15,486,985	22,720,249	-	38,207,234
Exploration and evaluation assets	6a	282,845,624	36,569,207	22,753,320	342,168,151
Fair value adjustment to be allocated	6b	-	-	56,834,747	56,834,747
Environmental bonds		2,622,874	14,948,388	-	17,571,262
Other non-current assets		-	86,482	-	86,482
TOTAL ASSETS		$377,250,947	$75,544,375	$79,588,067	$532,383,389

LIABILITIES
Current
Accounts payable and accrued liabilities	6d	$3,975,415	$1,039,057	$9,865,747	$14,880,219
Convertible debentures		42,180,198	-	-	42,180,198
Lease liability – current		115,279	-	-	115,279
Flow-through share premium liability		2,659,011	-	-	2,659,011
Liabilities associated with assets held for sale		72,132	-	-	72,132
		49,002,035	1,039,057	9,865,747	59,906,839

Non-Current
Lease liability - long term		343,812	-	-	343,812
Loan payable		-	3,107,666	-	3,107,666
Asset retirement obligations		1,992,835	23,492,152	-	25,484,987
Deferred income tax liability		920,279	-	-	920,279
TOTAL LIABILITIES		$52,258,961	$27,638,875	$9,865,747	$89,763,583

EQUITY
Share capital	6f,7	362,388,111	108,858,563	(3,700,586)	467,546,088
Share option and warrant reserve	6h	29,358,911	14,983,244	(2,513,401)	41,828,754
Accumulated deficit	6f	(71,199,426)	(78,403,906)	78,403,906	(71,199,426)
Other comprehensive income	6f	4,444,390	2,467,599	(2,467,599)	4,444,390
TOTAL EQUITY		$324,991,986	$47,905,500	$69,722,320	$442,619,806

TOTAL LIABILITIES AND EQUITY		$377,250,947	$75,544,375	$79,588,067	$532,383,389

The accompanying notes are an integral part of the unaudited pro forma financial statements

2

ISOENERGY LTD.

UNAUDITED PRO FORMA STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(Expressed in Canadian Dollars)

For the six months ended June 30, 2024

	Note	IsoEnergy Ltd.	Anfield Energy Inc.	Pro Forma Adjustments	Pro Forma
General and administrative costs
Share-based compensation		$2,231,325	$-	$-	$2,231,325
Administrative salaries, contractor and director fees		1,873,115	1,898,283	-	3,771,398
Exploration and evaluation expenditures	6a	-	2,357,689	(2,357,689)	-
Investor relations		450,660	76,150	-	526,810
Office and administrative		405,985	1,922	-	407,907
Professional and consultant fees		1,360,712	-	-	1,360,712
Travel		263,750	-	-	263,750
Public company costs		260,954	-		260,954
Total general and administrative costs		(6,846,501)	(4,334,044)	2,357,689	(8,822,856)
Interest income		1,050,077	375,972	-	1,426,049
Interest expense		(40,303)	(775,067)	-	(815,370)
Interest on convertible debentures		(618,095)		-	(618,095)
Debt modification cost		-	(250,109)	-	(250,109)
Fair value loss on convertible debentures	6e	(4,755,860)	-	-	(4,755,860)
Change in fair value of marketable securities		-	(9,639)	-	-
Foreign exchange gain		12,534	140,314	9,639	152,848
Other income		46,702	66	-	46,768
(Loss) income from operations		(11,151,446)	(4,852,507)	2,367,328	(13,636,625)
Deferred income tax recovery		488,674	-	-	488,674
(Loss) income from continuing operations		(10,662,772)	(4,852,507)	2,367,328	(13,147,951)
Loss from discontinued operations, net of tax		(126,499)	-	-	(126,499)
(Loss) income for the period		$(10,789,271)	$(4,852,507)	$2,367,328	$(13,274,450)

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk		23,903	-	-	23,903
Change in fair value of marketable securities	6e	(373,410)	-	(9,639)	(383,049)
Currency translation adjustment		5,549,070	1,353,715	-	6,902,785
Deferred tax expense		(33,437)	-	-	(33,437)
Total comprehensive (loss) income for the period		$(5,623,145)	$(3,498,792)	$2,357,689	$(6,764,248)

Loss per common share – continuing operations
Basic and diluted	8	$(0.06)			$(0.05)
Weighted average number of common shares outstanding
Basic and diluted	8	177,222,325	31,578,972		208,801,297

The accompanying notes are an integral part of the unaudited pro forma financial statements

3

ISOENERGY LTD.

UNAUDITED PRO FORMA STATEMENT OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(Expressed in Canadian Dollars)

For the year ended December 31, 2023

	Note	IsoEnergy Ltd.	Anfield Energy Inc.	Pro Forma Adjustments	Pro Forma
General and administrative costs
Share-based compensation		$6,378,269	$2,382,195	$-	$8,760,464
Administrative salaries, contractor and director fees		1,621,394	3,719,444	-	5,340,838
Exploration and evaluation expenditures	6a	-	3,766,705	(3,766,705)	-
Investor relations		540,230	105,948	-	646,178
Office and administrative		248,804	3,819	-	252,623
Professional and consultant fees		743,594	-	-	743,594
Travel		153,799	-	-	153,799
Public company costs		311,627	-	-	311,627
Total general and administrative costs		(9,997,717)	(9,978,111)	3,766,705	(16,209,123)
Interest income		747,763	637,812	-	1,385,575
Interest expense		(5,984)	(978,573)	-	(984,557)
Interest on convertible debentures		(1,228,251)	-	-	(1,228,251)
Reversal of impairment of property and equipment		-	21,986,159	-	21,986,159
Gain on sale of royalty portfolio		-	1,954,128	-	1,954,128
Change in asset reclamation obligation estimate		-	(411,042)	-	(411,042)
Fair value loss on convertible debentures		(9,768,831)	-	-	(9,768,831)
Change in fair value of marketable securities	6g	-	(2,243)	2,243	-
Loss on disposal of assets		(251,028)	-	-	(251,028)
Foreign exchange loss		(23,661)	(51,258)	-	(74,919)
Other income		4,882	18,845	-	23,727
(Loss) income from operations		(20,522,827)	13,175,717	3,768,948	(3,578,162)
Deferred income tax recovery		1,852,143	-	-	1,852,143
(Loss) income from continuing operations		(18,670,684)	13,175,717	3,768,948	(1,726,019)
Loss from discontinued operations, net of tax		(17,856)	-	-	(17,856)
(Loss) income for the period		$(18,688,540)	$13,175,717	$3,768,948	$(1,743,875)

Other comprehensive (loss) income
Change in fair value of convertible debentures attributable to the change in credit risk		(273,449)	-	-	(273,449)
Change in fair value of marketable securities	6g	1,309,318	-	(2,243)	1,307,075
Currency translation adjustment		(3,652,386)	(52,034)	-	(3,704,420)
Deferred tax expense		(1,514)	-	-	(1,514)
Total comprehensive (loss) income for the period		$(21,306,571)	$13,123,683	$3,766,705	$(4,416,183)

Loss per common share – continuing operations
Basic and diluted	8	$(0.16)			$(0.01)
Weighted average number of common shares outstanding
Basic and diluted	8	115,490,319		31,578,972	147,069,291

The accompanying notes are an integral part of the unaudited pro forma financial statements

4

ISOENERGY LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND YEAR ENDED DECEMBER 31, 2023

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024.

2.	BASIS OF PRESENTATION

These unaudited pro forma financial statements (“Pro Forma Financial Statements”) have been prepared in connection with the proposed transaction between the Company and Anfield Energy Inc. (“Anfield Energy”), whereby the Company will acquire all of the issued and outstanding common shares (the “Anfield Energy Shares”) of Anfield Energy (the “Transaction”, or the “Arrangement”) by way of statutory plan of arrangement under the Business Corporations Act (British Columbia). The Transaction is expected to close in the fourth quarter of 2024.

These Pro Forma Financial Statements have been prepared using information derived from, and should be read in conjunction with, the unaudited condensed consolidated interim financial statements of the Company as at and for the three and six months ended June 30, 2024 and the audited consolidated financial statements of the Company for the year ended December 31, 2023; and the unaudited condensed consolidated interim financial statements of Anfield Energy as at and for the three and six months ended June 30, 2024 and the audited consolidated financial statements of Anfield Energy for the year ended December 31, 2023. The historical annual financial statements of the Company and Anfield Energy were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). These Pro Forma Financial Statements have been compiled from and include:

(a)	An unaudited pro forma statement of financial position as at June 30, 2024 combining:

i.	The unaudited condensed consolidated interim statement of financial position of the Company as at June 30, 2024;

ii.	The unaudited condensed consolidated interim statement of financial position of Anfield Energy as at June 30, 2024; and

iii.	The adjustments described in note 6.

(b)	An unaudited pro forma statement of loss (income) and comprehensive loss (income) for the six months ended June 30, 2024 combining:

i.	The unaudited condensed interim consolidated statement of loss and comprehensive loss of the Company for the six months ended June 30, 2024;

ii.	The unaudited condensed interim consolidated statement of loss and comprehensive loss of Anfield Energy for the six months ended June 30, 2024; and

iii.	The adjustments described in note 6.

(c)	An unaudited pro forma statement of loss (income) and comprehensive loss (income) for the year ended December 31, 2023 combining:

i.	The consolidated statement of loss and comprehensive loss of the Company for the year ended December 31, 2023;

ii.	The consolidated statement of income and comprehensive income of Anfield Energy for the year ended December 31, 2023; and

iii.	The adjustments described in note 6.

The unaudited pro forma statement of financial position as at June 30, 2024 reflects the Transaction as if it was completed on June 30, 2024. The unaudited pro forma income statements for the six months ended June 30, 2024 and for the year ended December 31, 2023 have been prepared as if the Transaction had closed on January 1, 2023.

The Pro Forma Financial Statements are not intended to reflect the financial performance or the financial position of the Company which would have resulted had the Transaction been effected on the dates indicated. Actual amounts recorded upon completion of the proposed Transaction will likely differ from those recorded in the Pro Forma Financial Statements and such differences could be material. Any potential synergies that may be realized, integration costs that may be incurred on completion of the Transaction or other non-recurring changes have been excluded from the unaudited pro forma financial information. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

5

ISOENERGY LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND YEAR ENDED DECEMBER 31, 2023

3.	MATERIAL ACCOUNTING POLICIES

The accounting policies used in preparing the Pro Forma Financial Statements are set out in the Company's audited consolidated financial statements for the year ended December 31, 2023 and the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024. In preparing the Pro Forma Financial Statements, a preliminary review was undertaken to identify any accounting policy differences between the accounting policies used by the Company and those of Anfield Energy where the impact was potentially material and could be reasonably estimated. The significant accounting policies of Anfield Energy conform, in all material respects, to those of the Company except for the accounting for exploration and evaluation expenditures and the accounting for changes in fair value of marketable securities. A final review will be completed after closing of the Transaction to ensure all differences have been identified and recognized. Certain of Anfield Energy’s assets, liabilities, income and expenses have been reclassified to conform to the Company's unaudited pro forma financial statement presentation.

4.	DESCRIPTION OF TRANSACTION

On October 1, 2024, the Company and Anfield Energy entered into an arrangement agreement (the “Arrangement Agreement”) pursuant to which IsoEnergy has agreed to acquire all of the issued and outstanding common shares of Anfield Energy. Anfield Energy is a TSXV listed company that owns 100% of the Shootaring Canyon Mill, located in Utah, as well as a portfolio of uranium and vanadium exploration projects in Utah, Colorado, New Mexico, and Arizona.

Under the terms of the Transaction, Anfield Energy shareholders (the “Anfield Energy Shareholders”) will receive 0.031 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each Anfield Energy Share held (the “Exchange Ratio”). Each Anfield option that is not exercised prior to the closing of the Transaction will be exchanged for a replacement option of the Company, adjusted based on the Exchange Ratio, as set out under the terms of the Arrangement. Each Anfield warrant that is not exercised prior to the closing of the Transaction will remain outstanding as a security of Anfield and will entitle the holder thereof to receive on exercise such number of IsoEnergy Shares as adjusted based on the Exchange Ratio in accordance with the respective terms thereof.

The Arrangement will be effected by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (British Columbia), requiring (i) the approval of the Supreme Court of British Columbia, (ii) the approval of (A) 66 2/3% of the votes cast on the resolution (the “Arrangement Resolution”) to approve the Arrangement by the Anfield Energy Shareholders; and (B) a simple majority of the votes cast on the Arrangement Resolution by Anfield Energy Shareholders, excluding Anfield Energy Shares held or controlled by persons described in terms (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of the Anfield Energy Shareholders to be held to consider the Arrangement (the “Anfield Energy Meeting”), which is expected to take place in December 2024, and (iii) a simple majority of votes cast by shareholders of IsoEnergy (“IsoEnergy Shareholders”) at a special meeting of IsoEnergy Shareholders (the “IsoEnergy Meeting”), which is expected to take place in December 2024.

Each of the directors and executive officers of Anfield Energy, together with enCore Energy Corp., representing an aggregate of approximately 21% of the issued and outstanding Anfield Energy Shares, have entered into voting support agreements with IsoEnergy, pursuant to which they have agreed, among other things, to vote their Anfield Energy Shares in favour of the Arrangement Resolution at the Anfield Energy Meeting. Each of the directors and executive officers of IsoEnergy, together with NexGen Energy Ltd. and Mega Uranium, representing an aggregate of approximately 36% of the issued and outstanding IsoEnergy Shares, have entered into voting support agreements with Anfield, pursuant to which they have agreed, among other things, to vote their IsoEnergy Shares in favour of the Arrangement at the IsoEnergy Meeting.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of IsoEnergy and Anfield Energy’s respective businesses. The Arrangement Agreement also provides for customary deal-protection measures, including a $5.0 million termination fee payable by Anfield Energy to IsoEnergy in certain circumstances. In addition to shareholder and court approvals, closing of the Arrangement is subject to applicable regulatory approvals, including, but not limited to, TSX and TSXV approval and the satisfaction of certain other closing conditions customary for transactions of this nature. Subject to the satisfaction of these conditions, IsoEnergy expects that the Transaction will be completed in the fourth quarter of 2024.

In connection with the Arrangement, IsoEnergy has provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the Transaction. IsoEnergy has also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”).

6

ISOENERGY LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND YEAR ENDED DECEMBER 31, 2023

4.	DESCRIPTION OF TRANSACTION (continued)

The Bridge Loan and the Indemnity are secured by a security interest in all of the now existing and acquired assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan and Indemnity are subordinate to certain senior indebtedness of Anfield Energy. The Bridge Loan is immediately repayable in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

Following completion of the Transaction, the IsoEnergy Shares will continue to trade on the TSX, subject to approval of the TSX in respect of the IsoEnergy Shares being issued pursuant to the Arrangement. The Anfield Energy Shares are expected to be de-listed from the TSXV following closing of the Transaction.

The Company retained an investment bank to advise on the Arrangement and provide a fairness opinion to the Company’s Board of Directors, for which the investment bank is entitled to a fixed fee customary for this type of transaction, no part of which is contingent upon the opinion being favourable or upon completion of the Arrangement or any alternative transaction. The Company has also agreed to pay an additional fee for the investment bank’s advisory services in connection with the Transaction, which is contingent upon the completion of the Arrangement.

5.	PURCHASE PRICE ALLOCATION

The proposed acquisition of the outstanding Anfield Energy Shares by the Company pursuant to the Transaction does not constitute a business combination in accordance with IFRS 3, Business Combinations ("IFRS 3") and instead has been accounted for as an asset acquisition in accordance with IAS 16, Property, Plant and Equipment (“IAS 16”), with the Company as the acquirer. Accordingly, the Company has applied the relevant principles of IFRS in the pro forma accounting for the acquisition of Anfield Energy. This requires the Company to recognize consideration transferred in the acquisition at fair value and allocate the consideration transferred to the assets acquired and liabilities assumed in the acquisition.

As of the date of hereof, the Company has not completed a detailed valuation study necessary to arrive at the required final estimates of the fair value of Anfield Energy’s assets to be acquired and liabilities to be assumed. A final determination of the fair value of Anfield Energy’s assets and liabilities, including property, plant and equipment, and exploration and evaluation assets, will be based on the actual property, plant and equipment, and exploration and evaluation assets of Anfield Energy that exist as of the closing date of the Transaction and, therefore, cannot be made prior to the Transaction closing date. In addition, the value of the consideration to be paid by the Company on the consummation of the Transaction will be determined based on the closing price of the IsoEnergy Shares on the Transaction closing date. Further, no effect has been given to any other new Anfield Energy Shares or other equity awards that have been or may be issued or granted subsequent to June 30, 2024 and before the closing date of the Transaction. As a result, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed and finalized.

The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information. The Company has estimated the fair value of Anfield Energy’s assets and liabilities based on discussions with Anfield Energy’s management, preliminary valuation information, due diligence procedures, and information presented in Anfield Energy’s public filings. Upon completion of the Transaction, a final determination of fair value of the assets and liabilities acquired from Anfield Energy will be performed. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuations will result in adjustments to the unaudited pro forma statement of financial position and unaudited pro forma statements of (loss) income and comprehensive (loss) income.

The final purchase price allocation may be materially different than that reflected in the preliminary pro forma purchase price allocation presented below. The estimated consideration transferred, and the preliminary fair values of assets acquired and liabilities assumed for the purposes of these Pro Forma Financial Statements are summarized in the tables below:

The consideration paid by the Company has been calculated as follows:

IsoEnergy Shares issued for Anfield Energy Shares		31,578,972
IsoEnergy Share closing price, October 1, 2024		$3.33
Total common share consideration		$105,157,977
Estimated transaction costs	6d	9,865,747
Assumption of Anfield Energy’s warrant obligations		8,876,021
Company stock options exchanged for Anfield Energy Shares		3,593,822
Total preliminary consideration transferred		$127,493,567

7

ISOENERGY LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND YEAR ENDED DECEMBER 31, 2023

5.	PURCHASE PRICE ALLOCATION (continued)

The allocation of the total preliminary consideration transferred is as follows:

Exploration and evaluation assets	6a	$59,322,527
Fair value adjustment to be allocated	6b	56,834,747
Property and equipment	6c	22,720,249
Environmental bonds	6c	14,948,388
Prepaid expenses	6c	635,773
Cash	6c	530,109
Other non-current assets	6c	86,482
Marketable securities	6e	33,960
Accounts receivable	6c	20,207
Accounts payable and accrued liabilities, including due to related parties of Anfield Energy	6c	(1,039,057)
Loan payable	6c	(3,107,666)
Asset retirement obligations	6c	(23,492,152)
Total net assets acquired		$127,493,567

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The Pro Forma Financial Statements reflect the following assumptions and adjustments to give effect to the business combination, as if the Transaction had occurred on June 30, 2024 for the consolidated statement of financial position and January 1, 2023 for the consolidated statements of (loss) income and comprehensive (loss) income. Assumptions relating to the Exchange Ratio are what was agreed to in the Arrangement Agreement. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included. As of the date hereof, the Company is not aware of any additional reclassifications that would have a material impact on the unaudited pro forma financial information that are not reflected in the pro forma adjustments.

For purposes of the Pro Forma Financial Statements, the assumptions and adjustments made are as follows. Upon expected completion of the Transaction and the Company’s valuation of assets acquired and liabilities assumed, the fair values allocated are likely to differ and such differences could be material.

(a)	The fair value of exploration and evaluation assets acquired has been assumed to be the cost of the exploration and evaluation assets from Anfield Energy’s statement of financial position as at June 30, 2024, including exploration and evaluation costs previously expensed from Anfield Energy’s historical financial statement information, to conform to the Company’s accounting policies under IFRS 6, Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

(b)	Any excess of the total consideration transferred over the carrying value of Anfield’s net assets received will be allocated to assets acquired and liabilities assumed once a final determination of fair values has been completed.

(c)	The fair value of property and equipment, environmental bonds, prepaid expenses, cash, other non-current assets, accounts receivable, accounts payable and accrued liabilities, loan payable, and asset retirement obligations has been assumed to be the carrying value reported in Anfield Energy’s statement of financial position as at June 30, 2024. Amounts due to related parties assumed have been reclassified to accounts payable and accrued liabilities as these amounts owing are not currently considered to be to related parties of the Company.

(d)	Estimated cash transaction costs include expected change of control payments, transaction advisory fees, legal fees, shareholder meeting costs, and other professional and consulting fees. The expected transaction costs have been assumed based on the Company’s best estimate based on the Arrangement Agreement. As the Transaction is being accounted for as an asset acquisition in accordance with IAS 16, the estimated cash transaction costs are included in the total consideration transferred and are reflected in working capital in the pro forma financial statements. Estimated transaction costs do not include the Bridge Loan, as this would be considered an intercompany loan between the Company and Anfield Energy and is eliminated upon consolidation for the Pro Forma Financial Statements.

(e)	The fair value of marketable securities acquired has been assumed to be the carrying value from Anfield Energy’s statement of financial position as at June 30, 2024, which is carried at fair value based on the closing share price and exchange rate of the underlying marketable securities acquired. Changes in fair value of marketable securities that were recorded through profit or loss have been reclassified to other comprehensive income to conform to the Company’s accounting policies in accordance with IFRS 9, Financial Instruments (“IFRS 9”).

8

ISOENERGY LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND YEAR ENDED DECEMBER 31, 2023

6.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (continued)

(f)	Historical share capital, deficit, and other comprehensive income of Anfield Energy has been eliminated in accordance with asset acquisition procedures in accordance with IFRS 3.

(g)	Tax attributes are not expected to not be material. Any current or deferred tax impacts have not been recorded in the pro forma financial statements.

(h)	The estimated fair values of the Anfield warrants assumed, and Anfield options exchanged were determined using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value at October 1, 2024 of the Anfield warrants assumed and Anfield options exchanged. October 1, 2024 was used as the date of the fair value measurement for the purposes of the pro forma financial statements as this was the date of the Arrangement Agreement.

	Warrants	Options
Expected stock price volatility	52.94%	52.59%
Expected life in years	2.4	3.1
Risk free interest rate	2.93%	2.86%
Expected dividend yield	0.00%	0.00%
Company common share price	$3.33	$3.33
Exercise price	$4.77	$3.33
Fair value per	$0.81	$1.27

7.	PRO FORMA SHARE CAPITAL

After giving effect to the pro forma adjustments described in note 6(f), the Company's issued and outstanding share capital would be as follows:

	Common Shares	Amount
Issued and outstanding, June 30, 2024	178,731,980	$362,388,111
Share consideration issued in connection with the Transaction	31,578,972	105,157,977
Pro forma balance, June 30, 2024	210,310,952	$467,546,088

8.	PRO FORMA BASIC AND DILUTED LOSS PER SHARE

Pro forma basic and diluted loss per share for the six months ended June 30, 2024 and the year ended December 31, 2023 has been calculated based on the actual weighted average number of common shares of the Company outstanding for the respective periods; as well as the number of IsoEnergy Shares issued in connection with the Transaction as if such shares had been outstanding since January 1, 2023:

	Six months ended June 30, 2024	Year ended December 31, 2023
Actual weighted average number of the IsoEnergy Shares	177,222,325	115,490,319
IsoEnergy Shares issued in connection with the Transaction (Note 7)	31,578,972	31,578,972
Pro forma weighted average number of the IsoEnergy Shares	208,801,297	147,069,291

Potentially exercisable options, warrants, and convertible debentures, and their related impact to the statements of loss, were excluded from the dilutive weighted average number of the IsoEnergy Shares and dilutive loss per share because their effect would have been anti-dilutive.

Only the basic and diluted loss per share relating to continuing operations has been disclosed, as the basic and diluted loss per share relating to discontinued operations is not considered material to the pro forma financial statements.

9

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	Common Shares held in own name and represented by a physical certificate or DRS.	Common Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed envelope.	Return the voting instruction form in the enclosed envelope.

Questions or Require Voting Assistance?

Contact our proxy solicitation agent:

North America Toll Free: 1-877-452-7184

Outside North America: 1-416-304-0211

Email: assistance@laurelhill.com